Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Evolving with changing times

Annual Report 2013-14



Narayana Murthy
Executive Chairman of the Board

Think big and act boldly

Very few people get an opportunity to add value to a great company a second time, that too after retirement. I am grateful to K. V. Kamath, V. Balakrishnan, T. V. Mohandas Pai, Ravi Venkatesan, and to my family for the role they played in my coming back to the company. While the results of what we have set out to do are still far from being realized, this journey has been very exciting and invigorating for me. In the process, I have got to know better many extraordinary Infoscions in sales, software delivery, and business enabler functions. My office, the CFO and the head of Human Resources have played a seminal role in this journey. I record my gratitude to these fine people, Kris Gopalakrishnan, Shibulal, members of the Board, and to every Infoscion for their support, commitment, hard work, smart ideas and passion to enhance the Infosys magic. One thing is certain from my interactions. That is, if Infoscions decide, they can succeed in reaching for the stars.

We have done creditably this year by doubling our revenue growth to 11.5% (in US dollar terms). Further, our operating margin improved from 23.5% in Q1 FY 2014 to 25.5% in Q4 FY 2014. This is laudable by any standard. I congratulate every Infoscion on this stellar performance.

The task ahead is simple to state. It is to increase the competitiveness of Infosys in the market to achieve industry-leading growth and margins. This goal requires us to attract, enable, empower and retain the best and the brightest talent and build a multi-cultural workforce; develop leadership and succession planning; improve the agility of the company; and sharpen the accountability of our business units, business enabler functions, projects and individuals to deliver results.

These initiatives will improve our sales effectiveness, augment our delivery effectiveness, optimize our costs, and reduce risks arising out of visa regulations and other external factors. As part of these initiatives, we have been focusing on strengthening our brand, becoming more meritocratic and multi-cultural, expanding our market coverage, enlarging our value proposition, quickening our responses to our stakeholders, sharpening our focus on recruitment and training, improving our productivity, and cutting down wasteful expenditure. These activities are work in progress and will take about two years to yield results.

I have travelled to our markets and our campuses, spoken to a large number of Infoscions, answered their questions, addressed their concerns, encouraged their enthusiasm, and lent support to their enormous zeal to achieve aspirational goals. The enthusiasm, commitment, energy and hard work of every Infoscion to achieve our goals are evident. I salute every one of them. At the same time, let us remember the famous saying, "Growth is painful. Change is painful. But, nothing is as painful as staying stuck where you do not belong." I request every Infoscion to think big and act boldly.


S. Gopalakrishnan
Executive Vice Chairman of the Board

Evolving growth story

Every business evolves as it grows, adds customers, introduces new products, enters new markets, and forays into new business segments. And once in a while, the business context changes significantly, making it imperative for the business to transform itself and adapt to the change.

We faced such a change in 2011. Mobile devices and computers were becoming the primary devices for users to interact with applications and information systems. Social media was creating new models of collaboration between consumers, businesses and organizations. Businesses needed to be present on social media and analyze the content to make intelligent business decisions. Cloud computing brought access to unlimited computing and storage on a pay-for-use model to the market. All these changes presented new business opportunities for IT services providers like Infosys. Hence, we set up separate units to pursue these opportunities. For, if we did not pursue these avenues, we stood to lose business in the medium to long term.

It is difficult to time technology disruptions perfectly. You either run the risk of being too early or too late. To balance our portfolio of businesses, we announced the Infosys 3.0 strategy, where a third of our revenues would accrue from new technologies over time. Another one-third would come from Business IT Services (BITS) comprising Application Outsourcing, Infrastructure Management, Independent Validation, and Business Services Management, and the rest would come from Consulting and Systems Integration services.

We underestimated the effects of the adoption of these new technologies and the change in the business model. These newer services created smaller projects since many of the engagements were pilots. They also changed the revenue profile since clients preferred a subscription model to buy Cloud services.

Our traditional BITS business slowed down, perhaps due to a lack of focus. While our revenues grew, in US dollar terms by 25.8% in fiscal 2011, it dipped to 15.8% in fiscal 2012 and further to 5.8% in fiscal 2013. As revenue growth declined, margins also declined. We now needed to focus on superior growth and margins again.

The Board brought back Narayana Murthy as the Executive Chairman in June 2013, given that there were leadership changes also in the offing. He introduced three initiatives — to optimize costs, to improve sales effectiveness, and to improve delivery effectiveness. We are seeing early signs of improvement in cost optimization. Sales effectiveness and delivery effectiveness will take a little longer to deliver predictable revenue growth.

In 1981, when Infosys was founded, the retirement age (for executive roles) was fixed at 60 years for Founders. I will retire when I turn 60 next year. Shibulal is also set to retire early next year. Infosys has rigorous leadership transition processes in place. The CEO transition is an important move that the Board has to act on in the coming year. With Murthy as Executive Chairman, the risk in the transition is reduced.

Thus, we have major transitions happening simultaneously. I am confident that Infosys will be able to manage these and re-establish itself as a leader in the IT services business.

Next level of delivery excellence

The former CTO of Microsoft, Ray Ozzie, once said, "I love software, because if you can imagine something, you can build it." Having worked in the software industry for over two decades, I can vouch for this. Creating good software is a craft. With 96% of our projects delivered on time, and over 97% of our revenues coming in as repeat business from satisfied clients, evidently this craftsmanship has fueled the growth of Infosys over the years.

Today, the way businesses consume technology services is changing. Technology spends are no longer determined by a central IT budget, but are an integral part of every line of business. Traditional enterprise systems like compensation and benefits, and corporate travel are increasingly being procured as a managed business service, and consumed through a pay-as-you-go model on the cloud. This service efficiency model involves multi-disciplinary teams, sometimes virtual, and combines business, technology, and operations, into a single cohesive service offering.

At Infosys, we build next-generation service delivery models that drive efficiencies further. Agile, and fortified with process automation, tools, templates and accelerators, our delivery model enables better project execution, reduces costs, and guarantees enhanced business value. Our market differentiators include:

Infosys IT Service Management (ITSM) platform: The ITSM platform is an end-to-end solution that automates ticket resolution and IT services management, resulting in improved resolution time and quality. ITSM has the potential to achieve over 25% services automation.

Infosys Global Agile and VScrum methodology: Agile methodologies in a co-locational construct are meant to address scale and cost benefits. Infosys Global Agile and VScrum methodology enables enterprise IT through a scalable execution of distributed agile projects. Co-location is replaced by virtual stand-ups, telepresence and online forums. Besides allowing distributed development, continuous integration, and service virtualization, it also enables testing before the completion of the entire solution.

Infosys Command Center framework: Critical business flows within enterprises assume seamless integration of application and infrastructure across service providers. However, siloed monitoring is quite the norm. We believe that proactive monitoring of business events through data triggers and other non-intrusive means can ensure better preparedness to manage business events. Infosys Command Center provides a centralized framework to integrate and monitor business flows of various IT monitoring systems, service management tools and applications.

Today, Social Computing, Mobility, Analytics and Cloud, popularly known as SMAC or Digital, is making significant innovations not only in the consumer space, but also in the enterprise space. We work with these emerging technologies independently as well as collectively for the benefit of our clients:

The Infosys Cloud Ecosystem Hub: We help our clients establish and manage a scalable, hybrid cloud ecosystem, by collaborating with the right ecosystem partners to provide single-point accountability. The Hub builds, manages and governs hybrid cloud ecosystems seamlessly.

The Infosys BigDataEdge: This solution helps enterprises in analyzing Big Data to discover relevant information and develop insights to make better business decisions in real-time.

We believe that our focus on next-generation service delivery will help us take advantage of the shift in the industry. Combining this with our growing consulting business, our ability to influence and participate in our clients' success will increase manifold.



U. B. Pravin Rao
President and Whole-time Director

Balance Sheet and beyond : Transactional to transformational

From book-keeping to strategy planning, from financial reporting to risk management, from internal controls to global compliance — the traditional role of the CFO has evolved over time, keeping pace with the changing economic, business, and technology landscapes. While the business implications of the role have expanded, the CFO has graduated from being a financial controller to a strategic business partner to the organization.

We are a new-generation technology company with a predominantly young workforce. Consequently, our finance function is as much about accounting regulation and compliance as it is about building capability, embracing diversity, and strengthening stakeholder relationships. As our global footprint and service offerings expand, there is a strong emphasis on decentralizing the finance function and building capabilities across verticals and geographies.

The CFO is an active partner in the key decisions of the business units and plays a pivotal role in stakeholder management too, which includes investors, analysts, auditors, regulators, and government agencies. We engage with our investors and analysts on a regular basis, and address their queries and often solicit their feedback. This feedback was helpful in the Board's recent decision to increase the dividend payout ratio to up to 40% of post-tax profits effective fiscal 2014 — a decision that enhances returns for our shareholders.

Our risk management practices seek to sustain and enhance our long-term competitive advantage. Today's pervasive technology environment has helped us create a comprehensive risk framework and strategy that enable continuous assessments of controls, changes in risk policies, certifications and audits. The proliferation of social media has spawned new business models and mechanisms that help us gain faster access to our customers, vendors, investors and stakeholders.

Worldwide, new regulations and compliance requirements are being mandated more often. The CFO needs to keep track of the ever-changing rules and regulations on financial reporting, mandatory audit rotation, mergers and acquisitions, corporate governance, related party transactions, employee compliances, global mobility, currency volatility, corporate taxation and corporate social responsibility.

During the reporting year, we embarked on an initiative to strengthen our compliance program, covering applicable laws, rules and regulations, across the globe. We engaged with a global accounting firm to define the compliance framework, validate our current compliance requirements and operationalize our compliance management processes. We have enhanced our financial reporting process by accounting for and reporting on environmental factors such as carbon credits, greenhouse gas emissions, energy consumption, and waste management. Integrating these, as well as social responsibility metrics, with our financial reporting has truly expanded the scope of our Annual Report.

During uncertain times, managing liquidity and controlling costs are crucial. Yet, the equilibrium has to be maintained with investments that augment growth while sustaining the morale of the employees. Over the last year, we have initiated some measures to achieve higher cost-optimization levels. We are also happy to report that our cash generation from operation remains very healthy at 114% of our net profit (as per IFRS in US dollar terms), and this has resulted in a highly liquid balance sheet. We have honored all our employee commitments and given two cycles of promotions and a salary hike during the year.

As the role of the CFO expands to accommodate more than fiduciary responsibilities, it is important to nurture analytical, strategic and technical competencies to address the needs of all our stakeholders.



Rajiv Bansal
Chief Financial Officer



Ranganath D. Mavinakere
Senior Vice President – Chairman's Office

Enhancing competitive advantage through cost optimization

In the years following the 2008 financial crisis, large global corporations have been focusing on increasing their agility and competitiveness in the market through innovation and flexible cost structure. They are moving towards a leaner and more variable cost structure. Cost optimization is not viewed as a mere margin improvement mechanism. Instead, it is increasingly seen as a way to improve the competitive advantage of a company. For example, global banks are focusing on reducing the cost-to-income ratio to be competitive in the market.

In this context, it is important for all IT service providers to global corporations to design innovative business solutions, which bring down the total cost of ownership for their clients. This is possible only when IT service providers look at their own cost structure and optimize to be competitive in the market. A lower cost structure helps in pricing the deals more competitively and winning them. This will help clients reduce their total cost of ownership. Further, this will release more capital towards innovation.

In the service industry including IT services, typically, employee cost is the biggest component, comprising about 70% to 80% of the total operating cost. Hence, it is important to deploy different mechanisms to optimize this large component of operating cost. There are several levers available for cost optimization that can be used to bring down employee cost without causing friction to the business. These include increasing employee productivity so that higher revenue is generated at the same cost, increasing the offshore component of a project, improving the utilization percentage, reducing the overheads in a project through a broad-based employee pyramid structure, optimizing business support functions through process improvements and automation of workflows.

During the year, we deployed several initiatives aimed at achieving higher cost-effectiveness. These included streamlining business support functions to reduce their cost of operations, improving the utilization percentage of employees through an integrated talent supply chain management and deployment of tools to measure and improve individual productivity. Further, initiatives to increase the offshore component of work have been deployed. Another focus area has been the broad-basing of the employee pyramid structure by reducing overheads. We optimized sub-contractor deployment to suit business needs and enhanced the effectiveness of cost governance and review mechanisms at the business unit level.

While some of the above measures are expected to yield results in the medium term, we have begun to see some change in the cost structure during the current year, as reflected by an improvement in the operating margin — from 23.5% (in US dollar terms) in Q1 FY 2014 to 25.5% in Q4 FY 2014.

In addition to increasing our competitive advantage in terms of pricing power, cost optimization helps us invest more in the sales function and make long-term investments in building strong client relationships.



B. G. Srinivas
President and Whole-time Director

Maximizing value to win

As the execution of our plans for the new fiscal year gathers momentum, our clients are intensely focused on theirs. Enterprises the world over are transforming their business to be resilient to short-term knockbacks, but reshaped for long-term growth, aiming at radical innovation with methodical execution.

While economic recovery continues to be fragile, businesses are beginning to feel optimistic. Some are initiating large business transformation programs with an aim to simplify, by consolidating ERP landscapes, modernizing infrastructure and creating alternative operating models with new partners. Cost optimization and enhanced agility are recurring themes in several of these programs. Clients in financial services are redirecting savings from cost expenditures into the development of new products and services, risk and compliance-related spending, and modernization of infrastructure and legacy applications. In life sciences, leaders are looking intently at variability of cost.

Seeking value from new technologies is another refrain I hear often from business leaders across the world. Infrastructure and Cloud adoption remain key areas of spending for them from a cost perspective, and for growth. Digital transformation — Social, Mobile, Cloud and Big data / Analytics — is an area of priority spending for our clients in financial services, manufacturing and retail segments. I clearly see opportunities for us to help them build new channels of revenue growth and improve their operating models. Our consulting capabilities, IP and platforms give us a distinct edge.

I see a demand for ERP-based transformation from the energy sector. In manufacturing, there's an uptick in discretionary spending from the automotive segment where clients saw record sales last year. Clients are also leveraging IT for leaner R&D and engineering services, creating more opportunities for us. A standout example is how an automotive major leveraged Flypp™ to create, launch and monetize connected-car apps.

The Infosys 3.0 strategy, designed to deliver superior client value, offered a predictable, sustainable, profitable and de-risked model for our business. It is apparent that our three-pronged strategy — outsourcing services, transformative consulting and intellectual property creation — offers us the most resilient business model. Our domain-rich consulting front-end helps us devise solutions that deliver tangible business outcomes for clients.

Our annual revenue growth of 11.5% (in US dollar terms) in the fiscal year ending March 31, 2014, is a significant step-up from the 5.8% growth rate of the previous fiscal. There are more opportunities to be harnessed through the efficiency of our growth engines.

In the past year, we have embarked upon several initiatives to accelerate growth. They are focused on restructuring the organization for agility by creating smaller and nimbler sales regions to increase focus on underpenetrated markets and industry segments; redesigning our supply chain function and enhancing the speed of fulfilling fast-changing market needs, renewing emphasis on winning large outsourcing deals; enabling our sales teams with a consultative mindset and better decision-making systems; attracting and retaining a high-performing and multi-cultural sales force; and redesigning performance management systems with greater emphasis on meritocracy and rewarding exceptional performance.

It is heartening to see these initiatives gain traction in the market while the journey continues. Over the next two years, I expect these interventions to enhance our competitiveness and enable us to achieve industry-leading growth.

Contents



S. D. Shibulal
Chief Executive Officer and Managing Director

Letter to the stakeholder

Dear Stakeholder,

Fiscal 2014 was a year of optimism and renewed vigor for Infosys. We crossed revenues of ₹50,000 crore (8 billion in US dollar terms). Further, in dollar terms, our revenue growth doubled to 11.5% in fiscal 2014 from 5.8% in fiscal 2013, while in rupee terms, the year-on-year growth was 24.2%. This was a year in which we reaffirmed our commitment to all our stakeholders.

Our performance during the year exceeded our initial guidance. At the beginning of the year, our guidance stood at 6% – 10%. We revised our guidance at the beginning of Q3 FY 2014 to 9% – 10%, which we subsequently revised upwards to 11.5% – 12% at the beginning of Q4 FY 2014. Our performance for the year was therefore in line with the lower end of our most recent guidance. As per the International Financial Reporting Standards (IFRS), our consolidated revenues in rupee terms for fiscal 2014 stood at ₹50,133 crore. Out of the total revenue, North America and Europe accounted for 60.7% and 24.4%, respectively. India and the Rest of the World contributed 2.6% and 12.3%, respectively. The profit after tax was ₹10,648 crore, a year-on-year growth of 13.0%. In accordance with IFRS in US dollar terms, our annual revenue for fiscal 2014 stood at $8,249 million, while the net income stood at $1,751 million, a year-on-year growth of 1.5%. Liquid assets of the Company, comprising cash and cash equivalents, current available-for-sale financial assets, investments in certificates of deposit and quoted debt securities, stood at ₹30,251 crore at the end of fiscal 2014, versus ₹23,958 crore at the end of fiscal 2013 on IFRS basis. We are pleased to announce a final dividend of ₹43 per share for fiscal 2014.

Our clients are one of our most important stakeholders and we strive to be consistently relevant to their changing business needs. On a consolidated basis, we added 238 new clients, taking our client base to 890. We expanded our global footprint further this fiscal, with a new delivery center in Eindhoven in the Netherlands. We commenced work on our new campuses in Indore, Mohali, Noida, and Nagpur in India and in Araraquara in Brazil.

To enable our clients to anticipate and adapt to the ever-changing business environment, we have had to transform ourselves internally many a time. In recent years, we embarked on a strategy that focuses on opportunities from three key streams — first, highly-competitive, large revenue-yielding outsourcing projects; second, consulting-led, end-to-end solutions leveraging technology for higher margins; third, intellectual-property-based solutions, to delink revenue from effort. Over the past year, while we continued to stay the course of that strategy, we sharpened its execution. In fiscal 2014, we increased our focus on the first stream while ensuring that the second and third progress concurrently.

Our biggest assets are our employees. Through their hard work, passion and commitment to excellence, they help us differentiate ourselves in the marketplace and realize our aspirations. We added 39,985 employees to the Infosys family (net addition of 3,717). The total employee strength as on March 31, 2014 was 1,60,405 for Infosys and its subsidiaries.

Our vendor partners constitute another important stakeholder group. We manage our supply chain responsibly and work with our suppliers to achieve business efficiencies. We launched the Supplier Code of Conduct in fiscal 2014 to further strengthen our supply chain business practices.

While delivering value to our clients, we make sure that we do not lose focus of the need to give back to society. Through the Infosys Foundation, we continue to expand our reach and make a difference to society by empowering people and communities at the bottom of the pyramid, and providing opportunities to improve standards of living. Our flagship industry-academia partnership program, Campus Connect, launched in 2004, works with

372 institutions today. About 41,000 students and 1,476 faculty members were benefitted by the program this year.

In October 2013, we concluded a civil settlement with the U.S. Department of State, Immigrations and Customs Enforcement and the U.S. Department of Homeland Security that brought to a close the investigation by the U.S. Attorney's office for the Eastern District of Texas relating to I-9 paperwork errors and visa matters involving the Company.

Although we exceeded our initial guidance and feel encouraged as our growth rate doubled, we believe that the results are below the benchmarks that we set for ourselves. To get back on the path of industry-leading performance that is expected of us, we have embarked on three strategic initiatives — to increase sales effectiveness, to improve our delivery efficiency and to enhance our cost competitiveness.

Our practices, partnerships and innovations won us many accolades this fiscal. British Telecom's 'Seamless Desktop' program, powered by Infosys AssistEdge, won the prestigious 'Global Telecoms Business Innovation Award' for 2013 in the consumer service innovation category. We were positioned as a Leader in Gartner's Magic Quadrant for SAP Application Management Services and for Oracle Application Implementation Services worldwide. Gartner's International Retail Core Banking report positioned us as a Leader for the seventh time in a row for Finacle®. Finacle® also won the 'Best Core Banking Technology' award for the second year running at the Innovation in Technology and Transaction Banking Awards 2013, organized by *The Banker*. At *Asiamoney's* Annual Corporate Governance Poll 2013, we were recognized as the 'Best Overall for Corporate Governance, Responsibilities of Management and the Board of Directors, Disclosure and Transparency, Shareholders' Rights and Equitable Treatment, and Investor Relations'. The IR global rankings 2013 ranked us third for corporate governance practices globally and second for IR websites in India. We also topped the 2013 Institutional Investor Rankings among all Indian companies across sectors. Our commitment to sustainability paid us rich dividends too. We were named the '2013 Environmental Tracking (ET) Carbon Ranking Leader' by the Environmental Investment Organization. The Australian Human Resources Institute honored us with the 2013 Ian Kiernan Award for Corporate Social Responsibility.

Our subsidiaries continued to gain traction by winning strategic deals and accolades. Infosys Public Services, Inc. (IPS) was named in the 'Healthcare's Hottest Companies for 2013' list by *Modern Healthcare*. Avivia Health from Kaiser Permanente recognized IPS as a strategic partner to develop its innovative gamification platform to improve consumer engagement. Infosys China was named among the 'Top 10 Global Services Providers in China' for 2013 at the fifth Annual China Sourcing Summit.

With our unwavering focus on growing existing client relationships and increasing market share through service differentiation and operational agility, we have made several strategic changes to our organizational structure and leadership. We reorganized ourselves into eight business segments: Financial Services; Insurance; Energy and Communications; Life Sciences and Healthcare; Resources and Utilities; Manufacturing; Retail, Consumer Packaged Goods and Logistics; and Growth Markets.

In January this year, we adopted a two-president structure by elevating B. G. Srinivas and U. B. Pravin Rao as Presidents. B. G. Srinivas will focus on global markets and U. B. Pravin Rao will focus on global delivery and service innovation. The Executive Council ceased to exist from April 1, 2014.

As you are aware, in June, 2013, the Board requested Narayana Murthy to take over as the Executive Chairman of the Board, and he agreed. The Board also inducted three new members — U. B. Pravin Rao, Kiran Mazumdar-Shaw, and Carol M. Browner. All three bring to the table a wealth of experience and insights that will enrich the Company in many ways.

I would like to take this opportunity to share another exciting update with you. Starting this year, we are publishing our Annual Report in a new integrated format. The 'Integrated Annual Report 2014' is our first attempt to provide a holistic report encompassing economic, social and environmental parameters. Our reporting framework fits the broader process of setting organizational strategy, implementing action plans, and assessing outcomes. This report complies with the mandatory listing requirement of the Securities and Exchange Board of India (SEBI) and is in line with the nine principles enunciated in the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business. Our 'Sustainability Report' provides detailed information on our responsible business practices across these three parameters in accordance with the Global Reporting Initiative G4 framework.

We have been through a period of external and internal challenges in the last three years. Externally, we were facing legal and regulatory challenges, investigation by the U.S. Department of Justice and increased regulatory scrutiny. Internally, we were embarking on a new strategic direction and transitioning from Infosys 2.0 to Infosys 3.0. A new organizational structure and leadership were just settling into place.

Today, all these challenges are behind us and the investigation by the Department of Justice has been concluded. The Infosys 3.0 transition is complete and well-received by our clients, who have reposed their confidence in us. The new organizational structure and leadership are firmly in place. Our revenue growth this year has doubled from the last fiscal, and margins are on the right trajectory.

As we prepare for the future, we strongly believe that these changes will help us stay agile and relevant to changing client priorities. We could not agree more with George Bernard Shaw who said, "Progress is impossible without change." In the year ahead, we foresee exciting times for us and for the industry. We also foresee change. With your trust and support, we are confident that we will continue to evolve with the changing times.

As I write my last communication in the Annual Report as CEO and MD, I cannot help reflecting on the challenges we have faced since our earliest days as a technology services company. These challenges have only made us more resilient. I have had my own share of challenges over the past three years. I feel happy that I have addressed these challenges head-on and will be leaving behind a stronger and more dynamic Infosys.



S. D. Shibulal
Chief Executive Officer and Managing Director

Bangalore
April 15, 2014

The year at a glance

Indian GAAP – standalone

in ₹ crore, except per share data

	2014	2013	Growth (%)
Financial performance			
Income	44,341	36,765	20.6
Gross profit	17,603	15,103	16.6
Operating profit (PBIDTA)	12,527	11,015	13.7
Profit after tax (1)	10,194	9,116	11.8
EPS (par value of ₹5/- each) (1) : Basic	178.39	158.76	12.4
Diluted	178.39	158.76	12.4
Dividend per share	63.00	42.00	50.0
Financial position			
Cash and cash equivalents	24,100	20,401	18.1
Current investments	2,749	1,580	74.0
Net current assets	28,981	25,945	11.7
Fixed assets	6,686	5,588	19.7
Non-current assets (excluding fixed assets)	6,789	4,702	44.4
Total assets	52,712	43,028	22.5
Non-current liabilities	364	176	106.8
Shareholders' fund	42,092	36,059	16.7

(1) *After exceptional items*

Indian GAAP – consolidated

in ₹ crore, except per share data

	2014	2013	Growth (%)
Financial performance			
Income	50,133	40,352	24.2
Gross profit	19,329	16,173	19.5
Operating profit (PBIDTA)	13,381	11,533	16.0
Profit after tax	10,656	9,429	13.0
EPS (par value of ₹5/- each) : Basic	186.49	165.01	13.0
Diluted	186.49	165.01	13.0
Dividend per share	63.00	42.00	50.0
Financial position			
Cash and cash equivalents	25,950	21,832	18.9
Current investments	3,024	1,739	73.9
Net current assets	31,047	27,244	14.0
Fixed assets	9,339	8,279	12.8
Non-current assets (excluding fixed assets)	4,549	2,709	67.9
Total assets	56,966	46,331	23.0
Non-current liabilities	405	238	70.2
Shareholders' fund	44,530	37,994	17.2

IFRS – consolidated

in ₹ crore, except per share data

	2014	2013	Growth (%)
Revenues	50,133	40,352	24.2
Gross profit	17,992	15,072	19.4
Operating profit	12,041	10,429	15.5
Net profit	10,648	9,421	13.0
EPS (par value of ₹5/- each) : Basic	186.35	164.87	13.0
Diluted	186.35	164.87	13.0

in US $ million, except per share data

	2014	2013	Growth (%)
Revenues	8,249	7,398	11.5
Gross profit	2,957	2,761	7.1
Operating profit	1,979	1,909	3.7
Net profit	1,751	1,725	1.5
EPS (par value of ₹5/- each) : Basic	3.06	3.02	1.3
Diluted	3.06	3.02	1.3

Historical data

Revenues
(in ₹ crore)


22,742
27,501
33,734
40,352
50,133
2010
2011
2012
2013
2014

Net profit
(in ₹ crore)


6,219
6,823
8,316
9,421
10,648
2010
2011
2012
2013
2014

Revenues
(in US $ million)


4,804
6,041
6,994
7,398
8,249
2010
2011
2012
2013
2014

Net profit
(in US $ million)


1,313
1,499
1,716
1,725
1,751
2010
2011
2012
2013
2014

Basic EPS
(in ₹)


109.02
119.45
145.55
164.87
186.35
2010
2011
2012
2013
2014

Dividend declared per share [1]
(in ₹)


25
30
37
42
63
2010
2011
2012
2013
2014

Notes : Based on IFRS consolidated financial statements
[1] *Excluding special dividend*

Historical data

Income [1]
(in ₹ crore)


21,140
25,385
31,254
36,765
44,341
2010
2011
2012
2013
2014

Operating profit (PBIDTA) [1]
(in ₹ crore)


7,360
8,414
10,061
11,015
12,527
2010
2011
2012
2013
2014

Profit after tax [1][2]
(in ₹ crore)


5,755
6,443
7,986
9,047
10,194
2010
2011
2012
2013
2014

Market capitalization [3]
(in ₹ crore)


1,50,110
1,86,100
1,64,592
1,65,917
1,88,510
2010
2011
2012
2013
2014

Number of clients [3][4]


575
620
694
798
890
2010
2011
2012
2013
2014

Number of employees [3][4]


1,13,796
1,30,820
1,49,994
1,56,688
1,60,405
2010
2011
2012
2013
2014

Electricity consumption
(Per capita per month in kWh)


246.2
229.5
199.6
178.3
167.2
2010
2011
2012
2013
2014

Water consumption
(Per capita per month in KL)


3.32
3.01
2.53
2.17
2.15
2010
2011
2012
2013
2014

GHG emissions [5]
(Per capita per year in MT [CO_2e])


2.33
2.05
1.55
1.32
1.28
2010
2011
2012
2013
2014

[1] *Indian GAAP standalone*
[2] *Excluding extraordinary and exceptional items*
[3] *At the end of fiscal year*
[4] *Consolidated*
[5] *For Scope 1 (fuel, hydrochlorofluorocarbons, SF_6 and emissions from company-owned vehicles) and Scope 2 (electricity)*

The Infosys Board of Directors



Location : Infosys Mysore campus

Left to right :

Carol M. Browner
Independent Director

R. Seshasayee
Independent Director

Ann M. Fudge
Independent Director

Srinath Batni
Whole-time Director

S. D. Shibulal
Chief Executive Officer and Managing Director

U. B. Pravin Rao
President and Whole-time Director

S. Gopalakrishnan
Executive Vice Chairman of the Board

Ravi Venkatesan
Independent Director

Narayana Murthy
Executive Chairman of the Board

Dr. Omkar Goswami
Independent Director

K. V. Kamath
Lead Independent Director

Prof. Jeffrey S. Lehman
Independent Director

B. G. Srinivas
President and Whole-time Director

Kiran Mazumdar-Shaw
Independent Director

Board and committees – Infosys Limited

The Board of Directors

Narayana Murthy
Executive Chairman of the Board

S. Gopalakrishnan
Executive Vice Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Lead Independent Director

Ann M. Fudge
Independent Director

Carol M. Browner
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Kiran Mazumdar-Shaw
Independent Director

Dr. Omkar Goswami
Independent Director

U. B. Pravin Rao
President and Whole-time Director

Ravi Venkatesan
Independent Director

R. Seshasayee
Independent Director

Srinath Batni
Whole-time Director

B. G. Srinivas
President and Whole-time Director

Executive officers

Narayana Murthy
Executive Chairman of the Board

S. Gopalakrishnan
Executive Vice Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Srinath Batni
Whole-time Director

B. G. Srinivas
President and Whole-time Director

U. B. Pravin Rao
President and Whole-time Director

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Rajiv Bansal
Chief Financial Officer

Srikantan Moorthy
Global Head – Human Resource Development

Board committees

Audit committee

R. Seshasayee
Chairperson and Financial Expert

K. V. Kamath

Prof. Jeffrey S. Lehman

Corporate social responsibility committee

K. V. Kamath
Chairperson

R. Seshasayee

Kiran Mazumdar-Shaw

S. D. Shibulal

Management development and compensation committee

Prof. Jeffrey S. Lehman
Chairperson

K. V. Kamath

Dr. Omkar Goswami

Nominations and governance committee

K. V. Kamath
Chairperson

R. Seshasayee

Kiran Mazumdar-Shaw

Stakeholders relationship committee

Dr. Omkar Goswami
Chairperson

Prof. Jeffrey S. Lehman

Ravi Venkatesan

Risk management committee

Ravi Venkatesan
Chairperson

Dr. Omkar Goswami

R. Seshasayee

Kiran Mazumdar-Shaw

Infosys Annual Report 2013-14

The Board of Directors – Subsidiaries

Edgeverve Systems Limited

Narayana Murthy
Chairperson

Sanjay Purohit
Director

Samson David
Director

Infosys Americas, Inc.

Prasad Thrikutam
Chief Executive Officer and President

Sanjay Jalona
Director

Infosys BPO Limited

S. Gopalakrishnan
Chairperson

Gautam Thakkar
Chief Executive Officer and Managing Director

Jayanth R. Varma
Independent Director

Dr. Omkar Goswami
Independent Director

Prasad Thrikutam
Director

Infosys Public Services, Inc.

Prof. Jeffrey S. Lehman
Chairperson

Eric S. Paternoster
Chief Executive Officer and President

Prasad Thrikutam
Director

Infosys Technologies Australia Pty. Limited

B. G. Srinivas
Chairperson

Jackie Korhonen
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

U. B. Pravin Rao
Director

Srinath Batni
Director

Infosys Technologies (China) Co. Limited

V. R. Rangarajan
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

Prasad Thrikutam
Director

Srinath Batni
Director

Infosys Technologies (Shanghai) Co. Limited

V. R. Rangarajan
Director and Legal Representative

Srinath Batni
Director

Infosys Technologies (Sweden) AB

S. D. Shibulal
Chairperson

Eric S. Paternoster
Director

Rajesh Krishnamurthy
Director

B. G. Srinivas
Director

Infosys Technologies S. de R. L. de C.V., Mexico

M. Balashankar
Sole Manager

Infosys Tecnologia do Brasil Ltda

Claudio Henrique Elsas
Legal Administrator

Lodestone Holding AG

Rajiv Bansal
Chairperson

Ronald Hafner
Chief Executive Officer

Manish Tandon
Director

Sanjay Jalona
Director

U. B. Pravin Rao
Director

Board and committees

Directors' report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2014.

1. Results of our operations

in ₹ crore, except per share data

Particulars	Standalone		Consolidated	
	2014	2013	2014	2013
Income from software services and products	44,341	36,765	50,133	40,352
Software development expenses	26,738	21,662	30,804	24,179
Gross profit	17,603	15,103	19,329	16,173
Selling and marketing expenses	2,390	1,870	2,625	2,034
General and administration expenses	2,686	2,218	3,323	2,606
Operating Profit Before Depreciation	12,527	11,015	13,381	11,533
Depreciation and amortization	1,101	956	1,317	1,099
Operating profit	11,426	10,059	12,064	10,434
Other income	2,576	2,215	2,664	2,365
Profit before exceptional item and tax	14,002	12,274	14,728	12,799
Dividend income [1]	–	83	–	–
Profit before tax	14,002	12,357	14,728	12,799
Tax expense	3,808	3,241	4,072	3,370
Profit for the period	10,194	9,116	10,656	9,429
Surplus – opening balance	25,383	19,993	26,041	20,323
Dividend eliminated on consolidation of trust	13	–	13	15
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited	6	–	–	–
Reserves on consolidation of trust	50	–	–	–
Amount available for appropriation	35,646	29,109	36,710	29,767
Dividend				
Interim	1,149	862	1,149	862
Final	2,469	1,550	2,469	1,550
Total dividend	3,618	2,412	3,618	2,412
Dividend tax	615	403	615	403
Amount transferred to general reserve	1,021	911	1,021	911
Amount transferred to legal reserve	–	–	3	–
Surplus – closing balance	30,392	25,383	31,453	26,041
Earnings Per Share (EPS) before exceptional item [2]				
Basic	178.39	157.55	186.49	165.01
Diluted	178.39	157.55	186.49	165.01
EPS after exceptional item [2]				
Basic	178.39	158.76	186.49	165.01
Diluted	178.39	158.76	186.49	165.01

Notes : The above figures are extracted from the standalone and consolidated financial statements as per Indian GAAP.

1 crore = 10 million

[1] Dividend received of ₹83 crore from the wholly-owned subsidiary, Infosys Technologies Australia Pty. Limited, during the year ended March 31, 2013.

[2] Equity shares are at par value of ₹5/- each.

Revenues – standalone

Our total income on a standalone basis increased to ₹44,341 crore from ₹36,765 crore in the previous year, at a growth rate of 20.6%. Our software export revenues aggregated to ₹43,063 crore, up by 19.8% from ₹35,932 crore in the previous year. Out of the total revenue, 63.1% came from North America, 22.1% from Europe, 2.9% from India and 11.9% from the Rest of the World. On a standalone basis, our share of revenues from all parts of the world outside of North America increased to 36.9% in the current year from 36.2% in the previous year.

Revenues – consolidated

Our total income on a consolidated basis increased to ₹50,133 crore from ₹40,352 crore in the previous year, at a growth rate of 24.2%. Our software export revenues aggregated to ₹48,839 crore, up by 23.6% from ₹39,511 crore in the previous year. Out of the total revenue, 60.7% came from North America, 24.4% from Europe, 2.6% from India, and 12.3% from the Rest of the World. A focus of our growth strategy is to expand our business to parts of the world outside North America to diversify our revenues. On a consolidated basis, our share of revenues from all parts of the world outside North America increased to 39.3% in the current year from 37.8% in the previous year.

Profits – standalone

Our gross profit on a standalone basis amounted to ₹17,603 crore (39.7% of revenue) as against ₹15,103 crore (41.1% of revenue) in the previous year. The Operating Profit Before Depreciation amounted to ₹12,527 crore (28.2% of revenue) as against ₹11,015 crore (30.0% of revenue) in the previous year. Sales and marketing costs were 5.4% and 5.1% of our revenue for the years ended March 31, 2014 and March 31, 2013, respectively. General and administration expenses were 6.1% and 6.0% of our revenues during the current year and previous year, respectively. The net profit before exceptional item and tax was ₹14,002 crore (31.6% of revenue) as against ₹12,274 crore (33.4% of revenue) in the previous year.

Profits – consolidated

Our gross profit on a consolidated basis amounted to ₹19,329 crore (38.5% of revenue) as against ₹16,173 crore (40.1% of revenue) in the previous year. The Operating Profit Before Depreciation amounted to ₹13,381 crore (26.7% of revenue) as against ₹11,533 crore (28.6% of revenue) in the previous year. Sales and marketing costs were 5.2% and 5.0% of our revenue for the years ended March 31, 2014 and March 31, 2013, respectively. General and administration expenses were 6.6% and 6.5% of our revenues during the current year and previous year, respectively. The net profit before tax was ₹14,728 crore (29.4% of revenue) as against ₹12,799 crore (31.7% of revenue) in the previous year.

Capital expenditure – standalone

This year, on a standalone basis, we capitalized ₹2,381 crore. This comprises ₹672 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,706 crore on infrastructure investments.

In the previous year, we added ₹1,422 crore including ₹96 crore transferred from Infosys Technologies Australia Pty. Limited to our gross block. This comprises ₹640 crore for investment in computer equipment, ₹30 crore in Intellectual Property Rights, ₹1 crore on vehicles, and the balance of ₹751 crore on infrastructure investments.

Capital expenditure – consolidated

On a consolidated basis, we capitalized ₹2,533 crore in the current year. This comprises ₹759 crore for investment in computer equipment, ₹11 crore on vehicles, and the balance of ₹1,763 crore on infrastructure investments.

In the previous year, we added ₹1,556 crore (excluding goodwill of ₹1,153 crore) to our gross block. This comprises ₹702 crore for investment in computer equipment, ₹9 crore in Intellectual Property Rights, ₹19 crore on vehicles, and the balance of ₹826 crore on infrastructure investments.

Liquidity

We continue to be debt-free and maintain sufficient cash to meet our strategic objectives. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity enables us to make a rapid shift in direction, should the market so demand. During fiscal year 2014, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments. As on March 31, 2014, on a standalone basis, we had liquid assets of ₹28,149 crore as against ₹22,289 crore at the previous year-end. On a consolidated basis, we had liquid assets of ₹30,277 crore at the current year-end as against ₹23,944 crore at the previous year-end. These funds comprise deposits with banks, highly-rated financial institutions, liquid mutual funds, fixed maturity plans, certificates of deposit, tax-free bonds and government bonds. The tax-free bonds and government bonds are disclosed under non-current investments.

Appropriations

Dividend

Our earlier policy was to pay dividend of up to 30% of the post-tax profits. At the Board meeting held on April 15, 2014, the Board decided to increase the dividend pay-out ratio to up to 40% of post-tax profits effective fiscal year 2014. In October 2013, we paid an interim dividend of ₹20/- per share (par value of ₹5/- each). We recommended a final dividend of ₹43/- per share (par value of ₹5/- each), making in all ₹63/- per share (par value of ₹5/- each), as dividend for the year.

The total dividend pay-out (excluding dividend tax) for the current year is ₹3,618 crore as against ₹2,412 crore in the previous year. Dividend (including dividend tax) as a percentage of consolidated net profit after tax is 39.7% as compared to 29.9% in the previous year.

The Register of Members and Share Transfer Books will remain closed from May 31, 2014 to June 14, 2014 (both days inclusive) for the purpose of payment of the final dividend for the financial year ended March 31, 2014 and the Annual General Meeting (AGM). The AGM is scheduled to be held on June 14, 2014.

Transfer to reserves

We propose to transfer ₹1,021 crore (10% of the standalone net profit for the year) to the general reserve. An amount of ₹30,392 crore is proposed to be retained in the Surplus.

Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Management's discussion and analysis

In terms of the provisions of Clause 49 of the Listing Agreement, the Management's discussion and analysis is set out in this Annual Report.

2. Business

Strategy

During the year, we continued to work on the vision articulated in the Infosys 3.0 strategy and also strengthened focus on our core competence area of Business IT Services (BITS). We also continued to explore and invest in the products and platforms space. Given the very different R&D environment demanded by products and platforms, and the objective of delinking revenues from person-month effort, the Board approved the transfer of the existing Products, Platforms and Solutions business (excluding Finacle) to a wholly-owned subsidiary of Infosys Limited. The new subsidiary has been named Edgeverve Systems Limited. Edgeverve Systems Limited is a related party as defined under the Companies Act, 2013. The transaction requires members' approval by way of special resolution and hence the Board has decided to seek the members' approval at the ensuing AGM.

We also introduced a number of strategic initiatives during the fiscal year to spur overall growth and productivity in the Company. The following are some of the broad areas covered by these initiatives:

Cost optimization : A series of measures have been initiated to yield high levels of cost optimization. These include focusing on location optimization, increasing offshore effort ratios, deploying people in the right jobs and eliminating unnecessary costs.

Enhancing sales productivity : We are focusing on reinvigorating our sales teams and enabling them with better systems, training, processes and metrics. This will help us in winning large revenue yielding multi-year outsourcing projects.

Improving delivery effectiveness : Our software delivery has always been of a high order, and we want to re-focus on strengthening it further. We are developing intellectual property (IP)-based solutions to delink revenue from effort and focusing on improving individual work productivity.

Organizational changes

Dynamic challenges faced by businesses today require companies to evolve with changing times to remain competitive. As part of the organizational changes that were implemented during fiscal year 2014, our Board adopted a two-president governance structure for the Company and appointed B. G. Srinivas and U. B. Pravin Rao as Presidents of the Company, reporting to the Chief Executive Officer and Managing Director, S. D. Shibulal, effective January 3, 2014. Following the appointment of the Presidents, the Executive Council ceased to exist with effect from April 1, 2014.

The existing business portfolios have been realigned under the two Presidents. To strengthen our focus on growing existing client relationships and increasing market share through service differentiation and operational agility, changes have been made in

our organizational structure. In order to retain industry focus and strengthen client-centric delivery, the operating segments have been provided with integrated sales and delivery functions.

The following are the operating segments :

- Energy, Communications and Services
- Financial Services
- Growth Markets
- Insurance
- Life Sciences and Healthcare
- Manufacturing
- Resources and Utilities
- Retail, Consumer Packaged Goods and Logistics

Client base

Our client-centric approach has continued to result in high levels of client satisfaction. We derived 97.7% of our consolidated revenues from repeat business. We, along with our subsidiaries, added 238 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 890. The client segmentation for the current and previous years on a consolidated basis is as follows :

in Nos.

Clients	2014	2013
1 million dollar +	501	448
5 million dollar +	232	213
10 million dollar +	148	137
20 million dollar +	91	80
30 million dollar +	70	62
40 million dollar +	57	49
50 million dollar +	42	40
60 million dollar +	38	33
70 million dollar +	30	28
80 million dollar +	20	19
90 million dollar +	17	17
100 million dollar +	13	12
200 million dollar +	3	3
300 million dollar +	1	–

Infrastructure

During the year, we added 51.62 lakh sq. ft. of physical infrastructure space. The total available space as on March 31, 2014 stands at 368.06 lakh sq. ft. The number of marketing offices as on March 31, 2014 was 73, compared to 69 in the previous year.

Subsidiaries

We are a global IT services and consulting company. Our subsidiaries help us deliver end-to-end services to maximize value for our clients. At the beginning of the year, we had 10 direct subsidiaries. During the year, we incorporated Edgeverve Systems Limited and Infosys Americas, Inc. The Honorable High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. As on March 31, 2014, we have 11 direct subsidiaries and 25 step-down subsidiaries.

During the year, the Board of Directors reviewed the affairs of the subsidiary companies. As per Section 212 of the Companies Act, 1956, we are required to attach the Balance Sheet, Statement of Profit and Loss and other documents of our subsidiaries. The Ministry of Corporate Affairs, Government of India vide its Circular No. 2/2011 dated February 8, 2011, exempted companies from complying with Section 212, provided such companies publish the audited consolidated financial statements in the Annual Report. The Company has published the audited consolidated financial statements for the fiscal year 2014 and the same forms part of this Annual Report. Accordingly, this Annual Report does not contain the financial statements of our subsidiaries. The Statement pursuant to Section 212 of the Companies Act, 1956, highlighting the summary of the financial performance of our subsidiaries is annexed to this report.

The audited financial statements and related information of subsidiaries are available on our website, *www.infosys.com*. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

Products, platforms and solutions

In November 2013, Gartner analyst Susan Tan, in her report, *Market Insight : Integrated Platform Solutions are the Next Frontier for IT Services Providers*, stated, "Infosys is perhaps the most aggressive of IT services providers in going after the integrated platform solution market." This is a strong endorsement for our Products, Platforms and Solutions group, which operates under the Infosys Edge umbrella. The report also highlights the strengths of our Edge Platform Solutions — providing the client with end-to-end solutions, bundling infrastructure, software license, operations and business process services.

With seven Edge products / platforms and six other product-based solutions and nearly 90 clients, Infosys Edge has developed a key portfolio of strategic investments in products and platforms and has a good mix of horizontal and vertical offerings. This has helped us establish ourselves as a credible IP owner.

Offerings from Infosys Edge

Infosys AssistEdge : This is a customer service experience product for contact centers that provides an integrated service experience across all customer service channels including web, chat, phone and social media. It enables organizations to realize a faster return on investment through improved agent efficiency, reduced call volumes, and quicker go-live periods.

Infosys BrandEdge : This simplifies digital marketing through a comprehensive cloud-based platform that helps enterprises build digital assets and launch marketing campaigns to listen, analyze, and act on customer insights. BrandEdge improves the efficiency of marketing teams and helps drive deeper customer relationships through effective multi-channel conversations.

Infosys Credit Servicing Platform : This solution helps financial institutions manage multiple loans and asset classes across the globe. It manages multiple credit types and asset classes through the complete life cycle — from on-boarding to resolution and closure.

Infosys DigitizeEdge : This offering helps enterprises enrich and deliver digital assets through a variety of business models. It helps in conversion, enrichment, and normalization of digital assets to proactively engage with consumers across digital channels, including mobiles and television. This includes Infosys Flypp™ and Digital Transformation offerings.

Infosys InteractEdge : This solution enhances consumer experience for brands and enterprises across all digital touchpoints. It helps them create and manage content, democratize access to content, personalize recommendation of content and products, and finally, build transaction capability from anywhere and for anyone.

Infosys ProcureEdge : This helps enterprises realize rapid and sustainable savings across their source-to-pay lifecycle. Delivered in the cloud, ProcureEdge can be deployed rapidly, enabling enterprises to enhance savings, reduce total cost of ownership, and improve supplier performance and compliance.

Infosys TradeEdge : An insight-driven sales platform for global brands to accelerate profitable growth in emerging markets, TradeEdge helps brands know markets better, reach customers faster and drive costs lower. It helps global companies reach billions of new consumers, and increase revenues while reducing non-productive inventory.

Other products and solutions

Our strategic approach to non-linear business growth has resulted in significant investments in products and solutions that generate IP. While our investments in IP have enabled us to accelerate delivery of services, clients have seen huge productivity and time-to-market improvements. Digital services covering cloud, big data, mobility and

functional areas such as HR and Commerce are the focus areas for our products and solutions. Some of these are as follows:

Infosys BigDataEdge: This solution empowers IT and business teams to quickly discover, analyze and act on information to drive real-time business decisions. It enables real-time discovery of data across both internal systems and external sources.

Infosys Cloud Ecosystem Hub: This helps enterprises create, adopt and manage their hybrid cloud ecosystem. It helps in rapid creation, adoption, and governance of cloud services across the ecosystem.

Infosys Commerce Solution: This solution drives multi-channel commerce by enhancing consumer experience, increasing traffic and order value. It enables enterprises to use social interactions to predict, personalize, and enhance the customers' overall shopping experience.

Infosys Talent Management Solution: Our talent management solution enables enterprises to deepen employee engagement and simplify the entire hire-to-retire lifecycle of the human resource function.

Infosys mConnect: This is a multi-channel mobile middleware that is designed to optimize user experience across channels and platforms.

Infosys Mobile Wallet Solution: This popular product enables the financial ecosystem of consumers, merchants, telecoms, banks, governments and enterprises to process payments.

Finacle®

Finacle partners with banks to simplify banking and arm them with accelerated innovation to build tomorrow's banks, today. Our solutions address the core banking, e-banking, mobile banking, CRM, payments, treasury, origination, liquidity management, wealth management and Islamic banking requirements of retail, corporate and universal banks worldwide.

In 2013, Infosys was positioned as a leader in Gartner's *International Retail Core Banking* report for the seventh time in a row for its Finacle® core banking solution. Finacle 11E is the latest release of the award-winning Finacle® universal banking solution. The solution's component-based deployment offers banks extreme agility to progressively modernize and meet business priorities, thus helping them realize modernization benefits faster.

As on March 31, 2014, Finacle® is the choice of 183 banks across 84 countries and powers operations across 56,000 branches and enables its customer banks to serve over 599 million accounts and 437 million customers worldwide.

Quality

We continue our journey of delivering value to our clients through significant investments in quality programs. While sustaining existing external benchmarks and certifications, we have added new certifications to deliver greater value to our clients' businesses.

Infosys is certified under various standards to meet client demands and enhance delivery value. Infosys Limited and Infosys BPO Limited are certified for ISO 22301:2012 Societal Security, Business Continuity Management Systems standards. As part of Infosys' contract, the Central Processing Center of the Government of India's Income Tax department was certified for the ISO 15489 Record Management System Standards, making it the first government organization in Asia to attain this certification.

We continue to demonstrate process excellence by adhering to various international quality standard certifications, including ISO 9001:2008, ISO 27001, ISO 20000, AS EN 9100, ISO 13485, TL 9000-SV, OHSAS 18001 and ISO 14001. We have also received an independent auditor's assurance report on compliance to ISAE 3402 / SSAE16 and a certification of compliance on PCIDSS V 2.0 for Infosys BPO Limited. Infosys McCamish Systems LLC has completed SOC 1 Type II Statement on SSAE 16. This certification confirms that the delivery of operations and IT services for Infosys McCamish's clients is done with the highest level of security and controls. Apart from this, we continue to get assessed at CMMI level 5. According to the Process Maturity Profile published by the CMMI Institute of Carnegie Mellon University in September 2013, only 6.6% of 5,944 organizations most recently appraised are operating at Level 5, which is the highest level of CMMI assessment.

Our Quality department handles large change management initiatives to drive quality and productivity improvements across the Company. It is managed through the Balanced Scorecard and Infosys Scaling Outstanding Performance (iSOP) program adopted from the Malcolm Baldridge National Quality Award (MBNQA) framework.

Our Business Value Articulation (BVA) framework ensures alignment of our approaches to deliver and maximize value to our clients. Our Business Value Realization (BVR) program is an initiative comprising frameworks, methodologies, processes and systems to promote articulation and assurance of business value for various engagements. The BVA program helped us have a substantial impact on our clients. We continue to fine-tune our Client Value Survey to capture the voice of our customers, and to assess client expectations as an ongoing process. The data that is collected is analyzed around satisfaction, advocacy, loyalty, fulfillment and value for money. This information is used to draw action plans to improve client experience on an ongoing basis.

Infosys Labs

Our research and development efforts focus on the twin goals of improving productivity and quality of our services, alongside working towards technology-driven innovation and differentiation that will deliver greater value to our clients.

At Infosys Labs, service innovation is being achieved through enhanced automation, optimization, prevention and effective collaboration among distributed teams.

Infosys Labs has established a set of service innovation groups focused on enhancing quality and productivity of six dominant Infosys services — Business Process Outsourcing; Infrastructure Management Services; Independent Validation Services; Application Development and Maintenance including Large Deals; Consulting and Systems Integration; and Modernization. These groups work on service platforms with a focus on automation, optimization, consolidation, and on enhancing the effectiveness of contextual collaboration for distributed teams.

Under its Client Innovation umbrella, Infosys Labs has established six Centers of Excellence (CoE), namely Modernization, Advanced Analytics, Security and Dependability, Advanced Mobility, Experience, and Innovation Co-Creation. The CoEs work towards establishing technology-based client innovation and differentiation through the establishment of Client Innovation Centers, publishing focused technology points of view, implementing proofs of concepts driven by our focus on client value, and conducting client workshops. Additionally, we have set up innovation centers with a number of our clients, university partners, and industry research consortia to drive co-creation.

Infosys Labs focuses on developing significant new intellectual property to enhance the productivity and quality of our services while enabling differentiation in client offerings. During fiscal year 2014, Infosys Labs filed 79 unique patent applications in the United States Patent and Trademark Office (USPTO), the Indian Patent Office and other jurisdictions. On a standalone basis, our research and development expenses for fiscal years 2014, 2013 and 2012 were ₹873 crore, ₹907 crore and ₹655 crore, respectively.

Branding

The Infosys brand is a key intangible asset of the Company. Our brand promise – Building Tomorrow's Enterprise – communicates the value we bring to our clients. It is the expression of how we provide insights on what is ahead and partner with clients to help them succeed amidst change. We do this by uncovering opportunities to drive new sources of business value through consulting and the co-creation of breakthrough solutions. We enable clients to sustain the advantage by delivering services that drive smarter, more efficient operations. It is the delivery of

our brand promise that makes us the right technology partner for clients in over 30 countries. 'Powered by intellect and driven by values', brand Infosys has been recognized by leading publications and independent industry bodies globally. We are regularly rated by global industry analysts as a leader in key services and solutions across domains. Refer to the *Awards and recognition* section below for more details.

Our marketing reach extends globally through advertisements, web initiatives and social media conversations. We promote our brand through trade and general publications. We participate in premier business and industry events around the world. 'Confluence', our flagship client event, is consistently well-attended and highly-rated by our clients and industry partners.

Awards and recognition

In fiscal year 2014, as in the previous years, we received a number of awards and recognition from national and international industry bodies and media houses. The significant ones among them are as follows:

Corporate governance and investor relations

- We were voted the best in several categories, including 'Best Overall for Corporate Governance' and 'Best for Investor Relations', in *Asiamoney's* Annual Corporate Governance Poll 2013.
- We were ranked third globally for corporate governance practices and second best for IR websites in India by IR Global Rankings 2013.
- We topped the 2013 Institutional Investor Rankings among all Indian companies across sectors.
- We were honored in the 2013 Institutional Investor All Asia Rankings.

Banking

- Our flagship banking product, Finacle®, was recognized as a 'Best in Class' provider by the CEB TowerGroup Mobile Banking Solutions Technology Analysis report.
- Finacle® won the prestigious 'Best Core Banking Technology' award at the Innovation in Technology and Transaction Banking Awards 2013, organized by *The Banker*.
- Gartner's *International Retail Core Banking* report positioned us as a leader for the seventh time in a row for Finacle®.

Healthcare

- Infosys Public Services, Inc. was recognized by Avivia Health from Kaiser Permanente as a strategic partner to develop its innovative gamification platform to improve consumer engagement.
- Infosys Public Services, Inc. has been named in the 'Healthcare's Hottest Companies for 2013' list by *Modern Healthcare*, a leading healthcare publication for senior decision makers.

Application management

- We were positioned as a leader in the Gartner Magic Quadrant for Oracle Applications Management Service Providers worldwide.
- We were named a leader in Gartner's Magic Quadrant for SAP Application Management Services worldwide.

Technology innovation

- We were positioned in the winners' circle in HfS Enterprise Analytics Services Blueprint 2013, and recognized for our significant scale in analytics, execution excellence across service areas, and responsiveness to clients.
- We won the Global Telecoms Business Innovation Award with British Telecom.
- We won the 2013 Simulating Reality contest, a global contest for excellence in biomedical engineering, organized by MSC Software. The contest recognized Infosys for its use of next generation technologies for innovation in the area of engineering design.
- We were ranked as a leader in The Forrester Wave™ – Enterprise Mobility Services, Q1 2013 report.

Business process management

- Along with our partners, British Telecom, we won the award for excellence in telecommunication, utilities and hi-tech outsourcing for 2013, given by the National Outsourcing Association (NOA).
- Infosys BPO Limited was positioned in the Leaders category in Everest Group's Procurement Outsourcing Service Provider Landscape with PEAK Matrix Assessment.

Business and management

- Infosys Edge received the NASSCOM Business Innovation Award 2013.
- We received the Platinum Award at the Asset Excellence in Management and Corporate Awards 2013.
- Infosys China was recognized among the 'Top 10 Global Services Providers' of 2013 in China at the fifth Annual China Sourcing Summit.
- We were recognized by IBM as Smarter Commerce Business Partner of the Year for Australia and New Zealand.
- We were ranked No. 1 among the best managed companies in Asia Pacific for 2013 in the annual *Euromoney* 'Best Managed Companies in Asia' survey.

Corporate learning and talent development

- We won the prestigious Global Most Admired Knowledge Enterprise (MAKE) Award 2013 for the ninth successive time. We have won the Asian MAKE Award 11 times in a row.
- We received CorpU's Learning Excellence and Innovation Award 2013 for our 'Connect Architecture' program.
- InStep, our global internship program, won the National Council for Work Experience (NCWE) Award.

Sustainability awards

Our sustainability efforts won us several awards and accolades in fiscal year 2014:

- We won the 2013 Ian Kiernan Award for Corporate Social Responsibility given by the Australian Human Resources Institute. The award recognizes us for our success in enhancing our corporate social responsibility program and becoming more inclusive and meaningful for our staff, beneficiaries and the Australian community.
- We were adjudged the runners up at the Green IT Awards 2013 in three categories — Sustainable Design Project of the Year, Team of the Year, and Green IT Magazine Company of the Year.
- We won the Federation of Indian Chambers of Commerce and Industry (FICCI) Business Responsibility Award 2013 in the 'Best Green building' category for the Software Development Block-1 building in our Hyderabad campus.
- The GreenCo Summit by Confederation of Indian Industry (CII) recognized our outstanding contribution to the Indian Green Building Council initiatives in 2013.
- The Bangalore Chamber of Industry and Commerce honored us for our adoption of best practices in effective management of solid waste in the field of 'Innovation in knowledge sharing on Solid Waste Management'.
- We won the CII National Award, 2013 for Excellence in Energy Management in two categories — Innovative Project and Energy Efficient Unit.
- We won the award for 'Corporate Sustainability Stewardship' at the 2013 Parivartan Sustainability Leadership Awards.
- We were given the 'Excellence Award' for the Retrofit Category – Metropolitan City at the Emerson Cup Awards 2013.
- We received a commendation certificate for Significant Achievement at the CII-ITC Sustainability Awards 2013.
- We won the first prize in the buildings category at the National Energy Conservation Awards, 2013.
- We were named a '2013 Environmental Tracking (ET) Carbon Ranking Leader' for our disclosure practices and for achieving significant reduction in greenhouse gas emissions.

3. Human resources management

We firmly believe that employee motivation, development, and engagement are key aspects of good human resources management. We provide several forums and communication channels for our

employees to not only share their points of view and feedback related to our business, but also share feedback on self-development and career advancement. These forums have helped us identify and implement a number of structural changes during the year. These included compensation revision across the organization, streamlining of compensation structure, quarterly cycles of promotion and progression, and rotation of onsite assignments. Providing opportunities for employees to interact with senior management through innovative interventions such as 'Just-a-Minute' (JAM) with the Management, town hall events across campuses and priority mailers notifying employees about every organizational change and development are a few of the measures taken to boost communication with employees. Rewarding and recognizing consistent superior performance is essential to build a stronger Infosys. This year, we introduced the 'Fast Track' program, which is designed exclusively to identify high performers and provide them challenging opportunities to grow faster within the organization.

We have set up a scalable recruitment and human resources management process. Over the last year, we received 9,11,220 applications from prospective employees. We added 24,517 (gross) and 801 (net) employees this year, taking our total strength to 1,27,198 from 1,26,397 at the end of the previous year for Infosys Limited. The Infosys Group added 3,717 (net) and 39,985 (gross) employees this year, taking the total strength to 1,60,405 from 1,56,688 at the end of the previous year.

The attrition rate stands at 18.7% compared to 16.3% for the previous year for Infosys Limited.

Talent fulfillment

During the year, a new function has been established for identifying talent required for new opportunities and recruiting based on competence and performance. Focused training and creating a flexible system for timely placement of the best-fit talent within projects are the main goals of this initiative, which aims ultimately to build a robust supply chain that will yield dividends in the years to come.

Particulars of employees

The table containing the names and other particulars of employees in accordance with the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, is annexed to this report.

Education, Training and Assessment

Competency development continues to be a key area of strategic focus for us. During fiscal year 2014, the total training provided for Infoscions was over 2.13 million person days. Many of our employees also took external certifications, creating a large pool of certified people.

Our flagship industry-academia partnership program, Campus Connect, made significant progress through the launch of electives to help engineering colleges run new programs within their curricula. During fiscal year 2014, we engaged with 1,476 faculty members who in turn trained over 41,000 students. With this, the total number of beneficiaries covered has reached over 10,400 faculty members and over 2,92,000 students from 372 engineering institutions.

SPARK is an academia connect program that exposes students in schools and colleges to the current opportunities and developments in IT and aims to inspire them and raise their aspirations. As part of this program, we engaged with over 36,000 students during the year. Since its launch in 2008, the program has reached over 8,78,000 students. Over 65,000 students participated in Aspirations2020 in fiscal year 2014, the coding contest we conduct for engineering students.

Our knowledge management system set a new record by winning the Global Most Acknowledged Knowledge Enterprise (MAKE) award for the ninth time, the Asian MAKE Award for the 11th time and the Indian MAKE Award for the ninth time.

Infosys Limited is a proud winner in the American Society for Training and Development's (ASTD) 2013 Best Awards program. We were among 28 organizations from five countries (Canada, India, Taiwan, Turkey and the U.S.) to receive the 2013 Best Award. As in previous years, our researchers continued to demonstrate their thought leadership through their publications / presentations at global conferences and contributions to books and journals.

Infosys Leadership Institute

Our vision for the Infosys Leadership Institute (ILI) is to be a globally recognized institute that promotes and advances the field of leadership development. Over the years, ILI has created several proprietary methodologies, actionable development programs and interventions for leadership development that have been benchmarked with the best. ILI works towards executing business strategies and ensuring that Infosys has ready leaders to take on senior leadership positions.

4. Corporate governance

We continue to benchmark our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and Credit Rating Information Services of India Limited (CRISIL). ICRA has rated our corporate governance practices at CGR 1 and CRISIL has assigned CRISIL GVC Level 1 rating to us.

We comply with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI) in 2002. Our *Corporate Governance Report* for the fiscal year 2014 forms part of this Annual Report.

We have documented our internal policies on corporate governance. During the year, we continued to comply with the U.S. Sarbanes-Oxley Act, 2002. Several aspects of the Act, such as the Whistleblower Policy and Code of Conduct and Ethics, have been incorporated in our policy.

Board of Directors

Inductions

On June 1, 2013, the Board appointed Narayana Murthy as Executive Chairman of the Board. K. V. Kamath stepped down as Chairman of the Board to take up the position of Lead Independent Director. We thank the shareholders for their support in confirming Narayana Murthy's appointment at the AGM on June 15, 2013.

The Board also re-designated S. Gopalakrishnan as the Executive Vice Chairman of the Board, while S. D. Shibulal continued as the Chief Executive Officer and Managing Director (CEO and MD).

On December 20, 2013, the nominations and governance committee recommended the induction of U. B. Pravin Rao as a whole-time director and Kiran Mazumdar-Shaw as an independent member of the Board. U. B. Pravin Rao has been with Infosys Limited since 1986. He has been the Senior Vice President and Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences, as well as a member of the Board of Lodestone Holding AG, and heads the ILI. Kiran Mazumdar-Shaw is a globally recognized corporate leader and the Chairman and Managing Director of Biocon Limited. She has been named among *TIME* magazine's 100 most influential people in the world.

On April 15, 2014, the nominations and governance committee recommended the induction of Carol M. Browner to the Board. Carol M. Browner is an expert in environmental policy and law and has served as Director of the White House Office of Energy and Climate Change Policy under the Obama administration and before that, in the Environmental Protection Agency under the Clinton administration.

We seek your support in confirming the appointments of U. B. Pravin Rao, Kiran Mazumdar-Shaw and Carol M. Browner.

Re-appointments

As per the provisions of the Companies Act, 2013, B. G. Srinivas and S. Gopalakrishnan will retire in the ensuing AGM and being eligible, seek re-appointment. The Board of Directors recommend their re-appointment.

The Companies Act, 2013 provides for appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the Board of a company; and shall be eligible for re-appointment on passing a special resolution by the shareholders of the company.

Sub-section (11) states that no independent director shall be eligible for more than two consecutive terms of five years. Sub-section (13) states that the provisions of retirement by rotation as defined in sub-sections (6) and (7) of Section 152 of the Act shall not apply to such independent directors.

Our non-executive (independent) directors (except for Kiran Mazumdar-Shaw and Carol M. Browner) were appointed as directors liable to retire by rotation under the provisions of the erstwhile Companies Act, 1956. The Board of Directors has been advised that non-executive (independent) directors so appointed would continue to serve the term that was ascertained at the time of appointment as per the resolution pursuant to which they were appointed. Therefore, it stands to reason that only those non-executive (independent) directors who will complete their present term at the ensuing AGM of the Company in June 2014, being eligible and seeking re-appointment, be considered by the shareholders for re-appointment for a term of up to five consecutive years.

Non-executive (independent) directors who do not complete their term at the ensuing AGM, will continue to hold office till the expiry of their term (based on retirement period calculation) and thereafter would be eligible for re-appointment for a fixed term in accordance with the Companies Act, 2013.

CEO succession

The nominations and governance committee has begun the search to select the successor to S. D. Shibulal, CEO and MD, who has expressed his desire to retire as the CEO and MD of the Company and as a member of the Board either on the date of the last Board meeting before his superannuation — January 9, 2015, or when his successor is ready to assume office, whichever is earlier. The nominations and governance committee is open to evaluating internal and external candidates based on merit. It has appointed Development Dimensions International, a company specializing in internal corporate executive evaluations and Egon Zehnder, an executive search firm, to assist in identifying internal and external candidates respectively.

Retirements and resignations

Leo Puri stepped down as independent member of the Board, with effect from August 14, 2013. This is pursuant to his appointment as Managing Director of UTI Asset Management Co. Ltd. The Board places on record its appreciation for the services rendered by Leo Puri to the Board and the Company.

Ashok Vemuri, Member of the Board, resigned from the services of the Company effective September 12, 2013. The Board would like to thank and record its appreciation for his contribution in building the Company's market leadership in the Financial Services, Manufacturing verticals and in North America.

In accordance with the retirement policy for the Company's Board of Directors (attainment of 65 years of age for independent directors appointed to the Board prior to October 15, 2010), Deepak M. Satwalekar, Independent Director, retired from the Board effective November 13, 2013. Deepak M. Satwalekar had joined the Board in October 1997 and the Board would like to thank him for his long and fruitful association with the Company.

V. Balakrishnan resigned from the services of the Company, effective December 31, 2013. V. Balakrishnan had been part of the Infosys journey for 22 years, and the Board conveys its deep sense of appreciation for the services rendered by him during his tenure as the Chief Financial Officer, and then as the Member of the Board in charge of Infosys BPO Limited, Lodestone Holding AG, Finacle, India Business Unit and Global Immigration.

David L. Boyles retired from the Board effective January 17, 2014. David L. Boyles had joined the Board in July 2005 and played an important role, especially in strengthening the Company's Risk Management framework. The Board thanks him for his insights that have helped the Company immensely.

Directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in accordance with the Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments, which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified), the Companies Act, 1956 (to the extent applicable), and guidelines issued by SEBI. There are no material departures from prescribed accounting standards in the adoption of these standards.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The accounting policies used in the preparation of financial statements have been consistently applied except as otherwise stated in the notes accompanying the respective tables. The estimates and judgments related to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

The Board of Directors has taken sufficient care to maintain adequate accounting records in accordance with the provisions of the Companies Act, 1956 (to the extent applicable) and the Companies Act, 2013 (to the extent notified), to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

5. Auditors

The auditors, B S R & Co. LLP, Chartered Accountants, retire at the ensuing AGM and have confirmed their eligibility and willingness to accept office, if re-appointed.

6. Civil settlements

During the year, the Company completed a civil settlement with the U.S. Department of State, Immigrations and Customs Enforcement and the U.S. Department of Homeland Security relating to I-9 paperwork errors and visa matters that were the subject of investigation by the U.S. Attorney's Office for the Eastern District of Texas. In the settlement, Infosys agreed to pay ₹213 crore (US $34 million) to resolve all allegations. The Company categorically denied claims of systemic visa fraud, misuse of visas for competitive advantage or immigration abuse, and the U.S. Government acknowledged the Company's commitment to compliance with the immigration laws through its current visa and I-9 practices. No criminal charges or court rulings were brought against the Company. Nor have any limitations been imposed on the Company's eligibility for federal contracts or access to U.S. visa programs. The Company continues to adhere to all laws, rules and regulations wherever it operates, and take compliance obligations seriously. The Board is happy that the settlement removes the uncertainty of litigation and allows the Company to continue to focus on delivering measurable results for clients.

7. Corporate social responsibility

Over the years, we have been striving to achieve a fine balance of economic, environmental and social imperatives, while also paying attention to the needs and expectations of our internal as well as external stakeholders. Our corporate social responsibility is not limited to philanthropy, but encompasses holistic community development, institution building and sustainability-related initiatives.

As per the Companies Act, 2013, all companies having net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year will be required to constitute a corporate social responsibility (CSR) committee of the Board of Directors comprising three or more directors, at least one of whom will be an independent director.

Aligning with the guidelines, we have constituted a committee comprising K. V. Kamath (Chairperson), R. Seshasayee, Kiran Mazumdar-Shaw and S. D. Shibulal. The committee is responsible for formulating and monitoring the CSR policy of the Company. The committee has adopted a policy that intends to :

- Strive for economic development that positively impacts the society at large with a minimal resource footprint.
- Be responsible for the corporation's actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

CSR activities, as per the provisions of the Companies Act, 2013, can be undertaken by the Company through a registered trust or a registered society. In 1996, Infosys set up the Infosys Foundation ('the Foundation') as a not-for-profit trust. The Foundation will work closely with and support the Board and the committee in our CSR activities. The Foundation will assist the committee in identifying the areas of CSR activities, programs and execution of initiatives as per predefined guidelines. The Foundation will also assist the Board and the committee in reporting progress of deployed initiatives and in making appropriate disclosures (internal / external) on a periodic basis.

Infosys Foundation

Infosys Foundation was established in 1996 as a not-for-profit trust through which we could channelize our social welfare initiatives. Over the years, the Foundation has initiated, guided and conducted several programs in education, healthcare, disaster relief and rural development, and has been successful in bringing about a positive change in the lives of the underprivileged sections of society. The Foundation has also been a major patron of the arts and has supported several endangered art forms.

In fiscal year 2014, the Foundation's work spanned a wide range of development areas, including offering scholarships to disadvantaged students, funding school buildings and libraries, aiding drinking water projects in remote villages and rehabilitating street children and *devadasis* (a marginalized community in South India). The Foundation received ₹9 crore as grant from Infosys Limited in fiscal year 2014. A more detailed report on the Foundation's activities during fiscal year 2014 forms part of our Sustainability Report, available on our website, *www.infosys.com*.

We would like to thank the honorary trustees of the Foundation, who continue to devote their valuable time and energy to planning, directing and monitoring its activities.

The Association for Computing Machinery – Infosys Foundation Award

The Association for Computing Machinery – Infosys Foundation Award in Computing Sciences was established in August 2007. ACM (*www.acm.org*) is the world's largest educational and scientific computing society, uniting computing educators, researchers and professionals. The Infosys Foundation made an endowment to institute this award, which carries a prize of US $175,000.

David Blei, Associate Professor in the Department of Computer Science at Princeton University, is the recipient of the 2013 ACM-Infosys Foundation Award in Computing Sciences. Prof. Blei initiated an approach to analyzing large collections of data using innovative statistical methods, known as 'topic modeling', that make it possible to organize and summarize digital archives on a scale that would be impossible through human annotation.

Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability actions are streamlined on the three themes — Social contract, Resource intensity and Green innovation. The highlights of our initiatives on the three themes are as follows :

Social contract

- Fostering innovation in the societies where we operate is important to inspire and celebrate innovators and their innovations. We partnered with TV18, a leading provider of business news on Indian television, to present *Innovating for a Better Tomorrow*, a unique tele-series that showcased 14 exemplary innovations that have not only transformed the lives of millions of Indians but have made indelible impressions globally.
- Our unique initiative, Health Assessment and Lifestyle Enrichment (HALE) received the silver recognition at the 'Express IT Awards' 2013.
- The Infosys Foundation supported the construction of Isha Vidyalaya School in Tamil Nadu and KIMS Hospital in Hubli, Karnataka, during fiscal year 2014.
- We launched a policy advocacy statement last fiscal year to influence positive and affirmative sustainability actions across the globe.

Resource intensity

- We have set up robust processes to manage greenhouse gases (GHG) effectively. Through constant monitoring and rigorous sustainability practices, we have been able to reduce the Scope 1 and Scope 2 emissions by 59.3% as compared to fiscal year 2008.

  Note: Scope 1 covers fuel, hydrochloroflurocarbons, SF_6 and emissions from company-owned vehicles and Scope 2 covers electricity.
- We achieved a reduction by 43.6% in our per capita electricity consumption as compared to fiscal year 2008.
- We were able to reduce our water intensity by 34.5% as compared to fiscal year 2008.
- We used 75.6 million units of electricity from renewable sources in fiscal year 2014.
- 10.1 MW in connected load was reduced through retrofits over the last three years.
- As of fiscal year 2014, 3.4 million sq. ft. of our built-up area has received the highest level of green building rating.
- We installed 2MW of solar photovoltaic plants at our campuses between 2012 and 2014.

Green innovation

- We deployed a Dynamic Storage Tier technology which helped us limit storage infrastructure, accompanying data center power and cooling requirements while increasing the capacity. In addition, it helped improve our enterprise storage performance by 95% with cost savings and performance improvements.
- Our research labs, Infosys Labs, developed the Infosys Electronic Signature Solution (iESS) that enables easy and seamless integration of digital signature support into enterprise approval workflows replacing the need for manual signatures. This has not only reduced paper usage for some of our government and banking clients, but has also enhanced security and regulatory compliance.
- We also revisited our model of handling customer-loaned assets constituting equipment to the tune of US $1.5 billion, which traditionally had to be shipped back at the end of project closure. By liaising with the government for necessary policy changes and building internal processes and checks, we were able to change the utilization drastically. The cost of shipping the assets back was eliminated for the client, and our ability to scale infrastructure was improved. We were able to enhance our loaned asset reconciliation for disposal as e-waste, and achieve reduction in energy and fuel expenditure.

- Our investments on research on Internet of Things (IoT), along with COMMIT, a public-private research community, has helped in creating wearable technology that can potentially be used in areas such as assisted living, remote monitoring of the elderly and monitoring safety of personnel working in hazardous environments.

A detailed report on our sustainability initiatives and actions is available on our website, *www.infosys.com*.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are annexed to this report.

Business Responsibility Report

SEBI, vide its circular CIR/CFD/DIL/8/2012 dated August 13, 2012, mandated inclusion of the Business Responsibility Report (BRR) as part of the Annual Report for listed entities. In compliance with the said circular, we have provided the BRR and the same forms part of this Annual Report.

We also publish the Infosys Sustainability Report annually. Our report follows the Global Reporting Initiative (GRI) framework. This is a comprehensive report that covers all aspects of our sustainability activities divided into the three focus areas — Social contract, Resource intensity and Green innovation. The report is audited by an external auditor, Det Norske Veritas Germanischer Lloyd (DNV GL).

Green initiatives

During fiscal year 2011, we started a sustainability initiative with the aim of going green and minimizing our impact on the environment. Like the previous years, this year too, we are publishing only the statutory disclosures in the print version of the Annual Report. Additional information is available on our website, *www.infosys.com*.

Electronic copies of the Annual Report 2014 and Notice of the 33rd AGM are sent to all members whose email addresses are registered with the Company / Depository Participant(s). For members who have not registered their email addresses, physical copies of the Annual Report 2014 and the Notice of the 33rd AGM are sent in the permitted mode. Members requiring physical copies can send a request to the Company Secretary.

The Company is providing e-voting facility to all members to enable them to cast their votes electronically on all resolutions set forth in the Notice. This is pursuant to section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014. The instructions for e-voting is provided in the Notice.

Infosys Science Foundation

The Infosys Science Foundation (ISF), a not-for-profit trust, was set up in 2009 by Infosys, its Founders and a few of its management personnel to promote research in the sciences. The ISF celebrated its fifth anniversary this year. The Infosys Prize, instituted by the ISF, recognizes exemplary research by scholars and scientists connected to India. It hopes to inspire young Indians to choose a vocation in scientific research.

The prize categories and the names of the winners for 2013 in each category are as follows :

Category	Subjects	2013 Winners
Engineering and Computer Science	All branches of Engineering	Dr. V. Ramgopal Rao
Humanities	Archaeology, History, Philosophy, Legal Theory and Literary Studies	Prof. Nayanjot Lahiri (Archaeology) Prof. Ayesha Kidwai (Linguistics)
Life Sciences	Biology, Medicine and Plant Science	Dr. Rajesh Gokhale
Mathematical Sciences	Mathematics and Statistics	Prof. Rahul Pandharipande
Physical Sciences	Earth Sciences, Physics and Chemistry	Prof. Shiraz Naval Minwalla
Social Sciences	Anthropology, Economics, Political Science, Psychology and Sociology	Prof. Aninhalli R. Vasavi

The Infosys Prize 2013 presentation was held in Bangalore on February 8, 2014. Kofi A. Annan, former Secretary-General of the United Nations (1997-2006), felicitated the laureates with a 22-karat gold medallion and a citation each and a prize purse of ₹55 lakh per category (the prize money was increased from ₹50 lakh to ₹55 lakh this year). Kofi Annan released a book, *Encouraging the Spirit of Research*, compiled by the ISF to commemorate the five-year milestone and celebrate the work of 31 laureates. The simple language and the graphic story concept used in the book are intended to help students and non-academic people understand and access groundbreaking and seminal research.

ISF also hosts lectures by its laureates and jury members to spread awareness about the interesting research they are working on. They also host school events and contests to capture the attention and imagination of the youth. For more details, visit *www.infosys-science-foundation.com*.

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Ministry of Commerce, the Ministry of Finance, the Ministry of Corporate Affairs, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the State Governments, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Indore, Jaipur, Mangalore, Mysore, Nagpur, Pune, and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. Gopalakrishnan
Executive Vice Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Bangalore
April 15, 2014

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

We continue to strengthen our energy-conservation efforts. We have received the LEED Platinum rating (highest level) from the Indian Green Building Council (IGBC) for five of our new buildings (one each in Mangalore, Mysore and Pune, and two in Hyderabad). We now have 10 LEED Platinum-rated buildings and two buildings with GRIHA 5-star rating, making a total of about 3.4 million sq. ft. with green certification — the highest in India for office buildings.

This year, we have reduced our per capita electricity consumption by 6.17%. We have been able to do this through integrated design principles applied to our new buildings, retrofitting our existing buildings and optimizing operations. Over the past three years, we have re-engineered our air conditioning plants to the highest efficiency levels and we have achieved a reduction of 10.1 MW in the connected load.

We used over 75 million units of electricity from renewable sources (off-site and on-site) during this fiscal. We have an installed solar power plant capacity of 2 MW, spread over our campuses in Chennai, Hyderabad, Thiruvananthapuram and Jaipur.

Our water conservation strategy encompasses rainwater harvesting, use of water efficient fixtures for our buildings and 100% recycling of waste water. The highlights for this year is a 40 million-liter capacity lake in Mysore for harvesting rainwater and installation of about 15,000 pressure compensating aerators in the water faucets in most of our campuses to reduce water usage. This year, we have reduced our per capita water consumption by about 1.04%.

We have installed biogas plants in our Mangalore and Hyderabad campuses to process food waste from the food courts and generate biogas that will be used in the food court kitchens. Composting facilities have been installed in our campuses in Bangalore, Jaipur and Chandigarh. We have installed a CFL crusher in our Bangalore campus to ensure recovery of hazardous mercury from CFLs. For details on our sustainability initiatives, visit *www.infosys.com*.

IT infrastructure

Our operations are less energy-intensive than industries in the manufacturing sector. However, significant measures are taken to reduce energy consumption by using energy-efficient IT equipment. We have included energy efficiency as one of our key IT architecture strategies and have adopted the latest technology concepts. Our measures include the following:

Desktop power management: We have deployed and optimized a desktop power management configuration tool which is designed to auto-schedule shutdown of desktops. Terminator, a tool developed in-house, is deployed as a desktop power management configuration tool. It is designed to auto-schedule shutdown of desktops. It uses an alert mechanism for users to shut down their computers after work hours, and automatically shuts down the machine at the pre-defined time. We also replaced around 12,600 older desktops with newer, more power-efficient versions this year, as part of our asset-efficiency initiative.

Virtualization and consolidation: Continuing the adoption of the latest technology concepts such as virtualization, consolidation and cloud to reduce the physical footprint of our servers, we have further expanded our internal private cloud capacity, with MyCloud. Used for software development and testing purposes, MyCloud now has a capacity of around 8,500 virtual machines. Around 30% of instances provisioned on MyCloud this year were addressed through virtual machines that were released, facilitating a seamless reuse. We have continued to expand our Network-Attached Storage (NAS)-based virtualization this year. We have virtualized 39% of NAS filers, resulting in a reduction of 29% in the power demand of NAS boxes. In addition, we have deployed tools which automatically check and shut down idle project-specific servers, yielding higher power savings.

Data centers and server rooms: We have standardized and incorporated eco-friendly designs for these rooms to ensure a reduction in our power consumption. We have revamped and released around 800 sq. ft. of server room / laboratory space this year. We have optimized our air conditioning usage using hot / cold aisle separation and custom-made cages for consolidation of racks. Recently, we have moved to a tier-3 data center in Australia, which has attained a high standard of power usage effectiveness (PUE) of 1.4 and includes features like partial powering by solar energy and rain water usage in cooling towers, resulting in up to 25% of power consumption reduction.

Video / audio conferencing: Our video and audio conferencing (VC and AC) usage has increased steadily this year too, indirectly cutting down the travel requirements of our employees. We have doubled our VC capacity and have rolled out a new plug-in for self-booking. This has resulted in a sizable increase in our VC usage by more than 100% compared to last year. Our audio-conference usage has increased by around 13% since last year.

Research and Development (R&D)

The following are our R&D highlights for fiscal year 2014:

- Infosys Labs is continuing its collaboration with the University of Illinois, Urbana Champaign in dependable cloud computing to develop techniques and validation tools for high assurance cloud computing test bed.
- We have become a member of the Center for Secure Information Technologies, Queen's University, Belfast for developing solutions in cyber security. Likewise, we are continuing our research collaborations with Purdue University, University of Southern California, Smart Services CRC, Australia and COMMIT consortium in the Netherlands.
- Infosys Labs is continuing its partnership with the Indian Institute of Technology (IIT) Mumbai-Monash Research Academy by sponsoring PhD students in areas of software engineering, cloud computing and analytics.
- We are also collaborating with Indraprastha Institute of Information Technology, Delhi for research in Mining Software Repositories under the prestigious PM Fellowship Scheme of the Government of India.
- We became a member of the Web Science Trust, a not-for-profit institution promoting web science research.
- Our researchers have had papers accepted in notable journals including Institute of *IEEE Transactions on Services Computing*.
- Infosys Labs' Internet of Things (IoT) and Infosys Sustainability teams have been declared the runners-up in the 'Team of the Year' and the 'Sustainable Design of the Year' categories at the GreenIT Awards 2013 ceremony held in the U.K.
- Infosys Labs organized the third international workshop on Activity Context Aware Systems at the 27th Association for the Advancement of Artificial Intelligence Conference (AAAI-2013) in Bellevue, Washington, U.S.
- Infosys Labs researchers made notable contributions to the 35th International Conference on Software Engineering (ICSE 2013), the world's top conference in software engineering sponsored by ACM and the Institute of Electrical and Electronics Engineers – Computer Society (IEEE-CS), held in San Francisco, U.S.

- Infosys Labs researchers anchored and moderated a half-day industry workshop on 'Using Visual Analytics to Foster Lateral Thinking about Business Problems' at the premier IEEE Visualization Conference 2013 that was held at Atlanta, Georgia, U.S.
- Infosys Labs researchers presented at the 11th International Conference on Business Process Management 2013, hosted by Tsinghua University in Beijing.
- Our researchers had notable publications in the 24th IEEE International Symposium on Software Reliability Engineering 2013, the world's top conference in software reliability / availability.
- Our researchers also made notable contributions at APSEC, the leading international conference in software engineering in the Asia-Pacific region.
- Researchers from Infosys Labs also contributed to the 11th Conference on Systems Engineering Research in 2013, a leading conference in systems engineering.
- Our researchers participated in the sixth edition of the ACM Compute 2013, at Vellore, under the aegis of ACM India.
- Our researchers actively participated in the seventh edition of the Indian Software Engineering Conference in 2014 at Chennai, India.
- Several high-profile events and lectures by eminent researchers were conducted at Infosys. These included 'Implementing the Future of Computation', a talk by Stephen Wolfram, Founder and CEO, Wolfram Research, and 'The Importance of Machine Learning to the SCUM of Large Software', a talk by Prof. Avinash Kak of Purdue University, U.S.

Research and development expenditure

The R&D centers of the Company (Finacle and Infosys Labs) located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Pune, Hyderabad, Mysore and Thiruvananthapuram have been accorded approval for weighted deduction by the Department of Scientific and Industrial Research (DSIR) effective November 23, 2011.

The eligible R&D revenue and capital expenditure on a standalone basis are ₹261 crore and Nil respectively for the year ended March 31, 2014 and ₹247 crore and ₹3 crore respectively for the year ended March 31, 2013. On a standalone basis, the total R&D expenditure, including eligible R&D expenditure discussed above for fiscal years 2014 and 2013 is as follows:

in ₹ crore

	2014	2013
Revenue expenditure	873	907
Capital expenditure	–	6
Total	873	913
R&D expenditure / total revenue (%)	2.0%	2.5%

Future plan of action

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

	2014	2013
Earnings	43,157	36,107
Expenditure	21,777	17,144
Net foreign exchange earnings (NFE)	21,380	18,963
NFE / Earnings (%)	49.5%	52.5%

for and on behalf of the Board of Directors

S. Gopalakrishnan
Executive Vice Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Bangalore
April 15, 2014

b) Information as per Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules 1975, and forming part of the Directors' report for the year ended March 31, 2014

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration (₹)	Previous employment and designation
Anup Uppadhayay	SVP & Business IT Services Head – FSI	BE, PGD	43	22	Jul 01, 1993	90,37,557	National Computers, Customer Support Engineer
Anurag Vardhan Sinha	VP & Delivery Head – ADM – ECS	BE	43	21	Oct 07, 1992	85,28,200	–
Arun Kumar H. R.	AVP & Senior Unit Planning and Assurance Manager – FSI	BE	41	19	Nov 07, 1994	62,27,133	–
Balakrishna D. R.	AVP and Consulting & Systems Integration Practice Head – SAP – ECS	BE	42	20	Feb 07, 1994	67,26,915	HCL-HP, Customer Engineer – Trainee
Bhuvaneswari Sundaram	VP & Delivery Head – ADM – FSI	B.Sc, MCA	49	26	Aug 28, 2000	73,63,803	Citibank, AVP
Chandra Shekar Kakal	SVP & Head – Global Delivery	Diploma, BE, PGD, MBA	53	30	Mar 01, 1999	1,83,27,114	Ramco Systems, Product Manager
Chandrakanth Desai	VP & Head – IT Service Management – CCD	B.Tech, M.Tech	58	37	Jan 17, 2000	62,08,396	Indian Air Force, Wing Commander
Charles Henry Hawkes	VP & Head – Facilities	B.Sc, PGCBM	54	29	Nov 15, 1996	68,16,246	Trans Oceanic Travel, Manager
Deepak N. Hoshing	VP & Head – Architecture – Finacle	B.Tech	51	29	Oct 10, 1996	77,29,051	Unisys, Senior Systems Analyst
Deepak Padaki	VP – Chairman's Office & Group Head – Mergers and Acquisitions	BE	43	22	Aug 10, 1992	79,31,677	–
Dheeshjith V. G.	SVP & Head – GMU	B.Sc, ME	50	27	Sep 14, 1987	1,33,38,119	–
Dinesh R.	SVP and Consulting & Systems Integration Head – RCL	BE	45	24	Oct 01, 1990	1,02,16,670	–
Dipayan Mitra	Partner – Business Consulting – ECS	B.Tech	45	23	Nov 01, 2011	70,79,412	Infosys Consulting India Limited, Senior Principal – Business Consulting
Ganesh Gopalakrishnan	SVP & Group Head – IS	BE (H), PGDBM	51	27	May 02, 1994	99,11,840	Asian Paints (I) Limited, Systems Executive
Ghanashyam Wagle	AVP & Principal Technology Architect – BIZP	BE	44	23	Jun 10, 1996	63,72,634	Godrej and Boyce Manufacturing, Manager
Girish A. R.	VP & Products, Platforms and Solutions Head – RCL	BE, PGD	41	19	May 08, 1995	69,47,624	Mico, Trainee
Gopal Devanahalli	VP & Products, Platforms and Solutions Head – ECS	MS, PGD	45	22	Jun 29, 2011	76,51,684	Infosys BPO Limited, Strategic Business Practice Head – CME
Gopikrishnan Konnanath	AVP and Consulting & Systems Integration Practice Head – Advanced Technologies – MFG	BE	43	20	Nov 07, 1994	63,32,490	BPL Systems and Projects Limited, Trainee Engineer
Haragopal Mangipudi	SVP & Head – Finacle	B.Sc, LLB, PGD	52	27	Dec 08, 1993	1,17,85,739	Canara Bank, Officer
Harish Srinivas Gudi	Partner – Business Consulting – RCL	BE	41	18	Jul 08, 2010	68,88,520	Mu Sigma, SVP
Ishwar C. Halalli	VP & Delivery Head – IMS – ECS	BE, M.Tech	51	28	Jan 19, 1996	80,15,381	AT&T SSTL, Manager – Technical
Jitendra Sangharajka D.	AVP & Platform Services Head – IS	Diploma, BE	46	25	Sep 01, 1999	62,80,622	L&T Limited, Executive – IS
Kavita Manoj Kulkarni	VP & Head – Human Resource Development – Units	B.Com, LLB, MPM	45	23	Sep 01, 2008	65,55,382	WNS, SVP – HR
Koushik R. N.	VP & Head – Commercial	B.Sc	45	24	May 02, 1991	66,43,772	Frazer Techno Circuits Limited, Marketing Executive
Manish Tandon [1]	SVP & Head – Life Sciences	B.Tech, PGDM	45	23	Dec 02, 1996	1,22,76,277	Milestone Gears (P), Head
Meera Govind Rajeevan	AVP & Senior Program Manager – GI	B.Tech, PGPM	46	24	Apr 02, 2012	67,31,161	Sobha Developers, VP
Muralikrishna K.	SVP & Group Head – CCD	B.Sc	50	29	Dec 01, 1984	1,18,29,323	–
Muthuvel Gajapathi	VP & Delivery Head – GMU	B.Sc, MCA	45	23	Aug 27, 1992	82,91,881	PSI Bull (I) Limited, Systems Executive
Nabarun Roy	VP & Head – Business Units Risk Management	BE	42	20	Aug 29, 1994	64,13,826	–
Nandini S.	AVP & Head – Organization Development and HR Delivery	BE (H), M.Sc (H)	40	14	Jun 01, 2009	61,99,912	Infosys BPO Limited, Group Manager
Nandita Mohan Gurjar	SVP & Group Head – ETA	BA, MA	53	22	Dec 03, 2007	1,86,95,025	Infosys BPO Limited, VP and Head of Human Resource Development

[1] *Remuneration for the period when they served in India*

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration (₹)	Previous employment and designation
Narsimha Rao Mannepalli	SVP and Consulting & Systems Integration Head – MFG	BE, PGDBM	46	24	Jan 29, 2001	90,16,209	Ramco Systems, Project Director – e-Commerce Solutions
Nishikant Nigam	VP & Delivery Head – IMS – FSI	B.Tech	40	19	Aug 28, 1995	67,90,933	–
Nithyanandan Radhakrishnan [(1)]	SVP & General Counsel	LLB	38	16	Apr 02, 2012	84,97,150	Roamware Inc., General Counsel
Prakash Jayaram	AVP & Associate Partner – Business Consulting – India	BE, M.Sc	44	21	Oct 01, 2011	70,10,595	Infosys Consulting India Limited, Senior Principal – Business Consulting
U. B. Pravin Rao	President and Member of the Board	BE	52	29	Aug 04, 1986	1,99,59,692	IISc, Trainee
Pravin Vyanktesh Kulkarni	AVP & Delivery Head – Finacle	BE, MBA	43	22	Jan 04, 2007	60,65,945	Wipro Technologies, General Manager
Raghupathi N. Cavale	VP & Strategic Business Practice Head – India	BE, MS	52	29	Dec 13, 1999	79,97,880	PricewaterhouseCoopers Limited, Principal Consultant
Rajashekara V. Maiya	AVP & Principal – Product Strategy – Finacle	B.Com, CA, M.Com	41	19	Sep 09, 1997	63,18,560	Vishnu Bharat and Co., Auditor
Rajesh Subbarao	Associate Partner – Business Consulting – FSI	M.Sc, PGDM	42	19	Oct 01, 2011	62,03,137	Infosys Consulting India Limited, Senior Principal – Business Consulting
Rajiv Bansal	Chief Financial Officer	B.Com (H), ICWAI, CA	41	20	Oct 11, 1999	1,70,70,698	Tata Technologies (I) Limited, Finance Manager
Rama Mohan Venkata Kadayinti	AVP & Business Excellence Head – Quality	BE, M.Tech	44	21	Oct 06, 2008	67,99,680	Infosys BPO Limited, AVP – Quality
U. Ramadas Kamath	SVP & Head – Infrastructure, Facilities, Administration and Security	BBM, FCA	53	29	Jul 01, 1994	1,67,07,626	Manipal Printers and Publishers Limited, Accountant
Ramakrishna B.	AVP & Service Delivery Head – IMS – RCL	BE, M.Tech	49	25	Mar 19, 1999	62,22,921	DSQ Software Limited, Associate Consultant
Ramakrishnan M.	AVP & Business Excellence Head – Quality	B.Sc, CAIIB	57	36	Sep 04, 1996	68,45,341	Canara Bank, Officer
Ranganath Dwarakanath Mavinakere	SVP – Chairman's Office	BE, PGD, M.Tech	51	26	Dec 04, 2000	1,04,13,843	Surya Software Systems Pvt. Limited, Director
Ravi Kumar S.	SVP & Head – Insurance Americas	BE, PGD	42	21	Nov 08, 2002	1,06,88,067	Sapient Corporation, Director
Renganathan V. R.	VP & Delivery Head – India	BE	44	24	Jun 18, 1990	77,67,729	–
Rohan M. Parikh	AVP & Head – Infrastructure	BE, MS	46	22	Apr 08, 2008	66,54,103	Infosys BPO Limited, Business Manager
Sai Kumar Shamanna	AVP & Head – Human Resource Development – Units	BE, MBA	44	22	Aug 21, 2000	63,05,495	Denso Haryana Pvt. Limited, Manager – Planning And Procurement
Samson David	SVP & Strategic Business Practice Head – BIZP	BE	45	24	Mar 15, 1992	1,19,00,972	Voltas Limited, Service Engineer
Sanjay Purohit	SVP & Global Head – Products, Platforms and Solutions	BE	47	24	Dec 27, 2000	1,31,06,283	Tata Quality Management Services, Senior Consultant
Satish H. C.	VP & Business IT Services Head – MFG	BE	43	20	May 02, 1994	74,95,486	–
Shailesh Kumar Agrawal	AVP & Head – Corporate Accounting Group – Finance	M.Com, CA, CS, CISA, DBF	40	19	Jun 29, 1998	65,46,037	IFCI, Manager
Shaji Mathew	VP & Delivery Head – IVS – FSI	B.Tech	43	22	Jun 22, 1992	95,48,936	Mukand Limited, Bombay
Shamita Chatterjee	AVP & Group Head – HR Compliance, Risk & Change Management and Head – Compensation & Benefits	BA (H), PGD	44	20	Dec 01, 2011	68,64,226	Mercer Consulting Limited, Business Leader – India
Srikantan Moorthy	SVP & Group Head – Human Resource Development	BE	51	29	Dec 07, 2000	1,30,51,152	Inventa Corporation, General Manager
Srinath Batni	Member of the Board	BE, ME	59	36	Jun 15, 1992	2,34,12,534	PSI Bull (I) Limited, Senior Manager – Marketing Technical Support

[(1)] *Remuneration for the period when they served in India*

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration (₹)	Previous employment and designation
Subrahmanya S. V.	VP & Research Fellow – ETA	BE, M.Tech	52	26	Oct 08, 1996	69,09,697	Ashok Leyland Information Technology Limited, Assistant PM
Subraya B. M.	VP & Dean – Foundation Program – ETA	B.Sc, M.Sc, PGD, PhD	59	35	Dec 01, 2000	65,56,054	Infosys Limited, Consultant – ETA
Suman Sasmal	VP & Service Delivery Head – ADM	BE, PGDBM	50	27	Dec 12, 2001	78,51,059	RS Software India Limited, VP
Sunil Kumar Gupta	VP & Group Head – Quality	BE	50	28	Sep 27, 2012	93,48,237	Logica, COO
Suresh Prahlad Bharadwaj	Industry Principal – RCL	BE, MS	52	28	Mar 31, 2011	73,38,506	Infosys Consulting India Limited, Senior Principal
Surya Prakash K.	SVP & Business IT Services Head – RCL	BE	45	24	Jul 23, 1990	1,04,03,524	–
Sushanth Michael Tharappan	VP & Group Head – Talent Acquisition – Human Resource Development	B.Sc, MBA	39	17	Apr 03, 2000	73,63,491	Life Skills India Training Pvt. Limited, Manager
Thothathri Visvanathan	VP & Delivery Head – Life Sciences	BE, PGCCA	51	28	Jul 06, 2000	85,86,619	CSAI, Senior Consultant
Vasudeva M. Nayak	VP & Group Head – Global Mobility & Assurance – GI	BBM, MBA	56	34	Aug 24, 2011	70,98,457	Wipro Technologies Limited, VP
Venkataramanan T. S.	VP & Product Delivery Head – Finacle	BE	49	28	Nov 29, 1993	76,41,295	TELCO Limited, Senior Systems Officer
Venkateshwaran A.	AVP and Consulting & Systems Integration Practice Head – Advanced Technologies – RCL	BE	41	21	May 02, 1994	62,38,524	AMCO Batteries Limited, Trainee
Venkatramana Gosavi	VP & Regional Head – Finacle	BE, MBA	49	25	Apr 03, 2002	67,59,740	Ramco Systems, Country Manager – India and Middle East
Vishnu G. Bhat	SVP & Unit Head – Cloud	BE	45	22	Feb 15, 1993	1,00,03,586	R. V. College of Engineering, Lecturer
Visveswara Gupta K.	AVP & Unit Talent Head – ECS	BE	45	22	Apr 04, 1992	66,06,113	–

Employed for part of the year with an average salary above ₹5 lakh per month

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration (₹)	Previous employment and designation
Aman Kumar Singhal	AVP & Process Group Head – Quality	B.Tech	41	19	Jan 18, 1999	20,51,421	Tata Refractories Limited, Assistant Manager
Balakrishnan V.	Member of the Board	B.Sc, CA, ACS	49	27	Sep 02, 1991	2,02,09,272	AMCO Batteries Limited, Senior Accounts Executive
Hareshkumar Mahadevrao Amre	AVP & Process Group Head – Quality	BE, PGD	43	20	Nov 01, 2004	25,92,600	GE, Assistant VP – Resource Management
Jayaram B. G.	AVP & Senior Lead Principal – ETA	B.Sc (H), M.Sc	60	36	Dec 10, 1999	14,13,933	Raffles Software, PM
Kishen Moncompu Ananthasivan Kumar	AVP & Practice Manager – Finacle	BE	45	20	Jul 07, 2008	19,53,998	Wipro Limited, Vertical Head – BFSI
Krishnan S.	VP & Group Head – Global Taxation – Finance	B.Com, ICWA, ACA	46	22	Sep 15, 1997	19,94,916	Bennett Coleman & Company Limited, Senior Business Correspondent
Kumaran J.	Delivery Manager – MFG	BE	47	25	Jul 14, 1994	5,41,979	W. S. Telesystems Limited, Senior Engineer D&E
Latha A.	AVP & Senior Lead Principal – ETA	BE, ME	47	23	Sep 24, 1993	46,39,531	PSNA College Of Engg., Associate Lecturer
Lokendra Shastri	AVP & General Manager – Research – Infosys Labs	BE (H), MS, Ph.D	57	34	Sep 08, 2008	46,48,600	International Computer Science Institute, Senior Research Scientist
Manish Srivastava	AVP & Principal Technology Architect – Infosys Labs	B.Tech	39	17	Jun 24, 1996	8,51,536	–
Matthew Frank Barney	VP & Director – Infosys Leadership Institute	Diploma, B.Sc, MA, Ph.D	44	19	Jan 05, 2009	33,47,038	The Scientific Leader / Human Capital Growth, CEO
Samit Deb	AVP & Head – Human Resource Development – Units	B.Tech, PGDM	41	17	Oct 16, 2008	7,91,205	Infosys BPO Limited, AVP – Human Resource Development
Satyendra Kumar	SVP & Group Head – Quality	B.Sc (H), M.Sc	60	38	Sep 27, 2000	24,86,396	IMR Global, VP

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration (₹)	Previous employment and designation
Sucharita Rao Palepu	AVP & Head – Human Resource Development – Units	B.Com, ICWA	48	22	Jul 07, 2011	30,95,327	Deloitte Consulting, VP
Suresh J. K.	VP & Research Fellow – ETA	B.Tech, MS, Ph.D	54	31	Jul 27, 1998	53,46,365	ADA, Deputy Project Director
Sushil Agarwal	AVP & Group Manager – Client Services –India	B.Tech	44	20	Jul 01, 1993	55,85,491	–
Tarang S. Puranik	AVP and Consulting & Systems Integration Practice Head – Oracle – RCL	BE	42	21	May 14, 1999	28,49,251	TCS Limited, IT Analyst
Venkata Ramana Reddy Gunna	AVP & Head – Operations – Planning and Assurance – CPLAN	B.Tech, MBA	45	20	Sep 05, 2005	7,63,001	Reliance Infocom, L2
Venkata Subrahmanyam Goparaju	SVP & Head – Infosys Labs and Products R&D	BE	47	26	Jun 15, 1988	81,68,896	–
Vijayasimha A. J.	AVP and Consulting & Systems Integration Practice Head – SAP – FSI	BE	40	18	Feb 26, 1996	55,90,609	–
Vikram Vij	VP & Strategic Business Practice Head – PRD	B.Tech, M.Sc, MBA, Ph.D	44	19	Sep 05, 2011	23,40,288	Samsung India Electronics, VP
Vivek	VP and Consulting & Systems Integration Practice Leader – India	B.Tech	45	23	Oct 01, 2011	14,67,401	Infosys Consulting India Limited, Partner – Business Consulting
Binod Rangadore Hampapur	SVP – Chairman's Office & Head – Talent Fulfilment	BE	51	28	Jul 01, 2013	79,04,765	Infosys Limited, SVP
Sudhir Albuquerque	SVP & Business IT Services Head – ECS	BE	45	23	Dec 05, 2013	22,99,400	Semnox Solutions Pvt. Ltd., Director

Notes : Remuneration includes basic salary, allowances, taxable value of perquisites, etc. The term remuneration has the meaning assigned to it in the Explanation to Section 198 of the Companies Act, 1956.
None of the employees are related to any director of the Company.
None of the employees own more than 2% of the outstanding shares of the Company as on March 31, 2014.
The nature of employment is contractual in all the above cases.

for and on behalf of the Board of Directors

S. Gopalakrishnan
Executive Vice Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Bangalore
April 15, 2014

Legend

Designations at Infosys	
AVP	Associate Vice President
SVP	Senior Vice President
VP	Vice President

Units at Infosys	
ADM	Application Development and Maintenance
BITS	Business IT Services
BIZP	Business Platforms
CCD	Computers and Communications Division
CPLAN	Corporate Planning
ECS	Energy, Communications and Services
ETA	Education, Training and Assessment
FSI	Financial Services and Insurance
GI	Global Immigration

Units at Infosys	
GMU	Growth Market Units
IMS	Infrastructure Management Services
IS	Information Systems
IVS	Independent Validation Solutions
MCS	Management Consulting Services
MFG	Manufacturing
PRD	Products Research and Development
RCL	Retail, Consumer Packaged Goods, Logistics

c) Auditors' certificate on corporate governance

The Members of Infosys Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Limited ('the Company'), for the year ended 31 March, 2014, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W

Akhil Bansal
Partner
Membership number. 090906

Bangalore
9 May, 2014

d) Secretarial audit report for the financial year ended March 31, 2014

To,
The Members,
Infosys Limited

I have conducted the secretarial audit of the compliance of applicable statutory provisions of the Acts, Rules and Regulations as mentioned below and the adherence to good corporate practices by Infosys Limited (hereinafter called 'the Company'). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2014 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter :

I have examined the books, papers, minute books, forms and returns filed and other records maintained by Infosys Limited ('the Company') for the financial year ended on March 31, 2014 according to the provisions of:

i. The Companies Act, 1956 / 2013 (the Act) and the rules made thereunder as applicable;
ii. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;
iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;
iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;
v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
   (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
   (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (as amended upto 2011);
   (c) The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;
   (d) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

I have also examined compliance with the applicable clauses of the following :

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.
(ii) The Listing Agreements entered into by the Company with National Stock Exchange Limited and BSE Ltd.;

I report that during the period under review the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

The Company was not required to comply with the provisions of other regulations listed in the Form no. MR-3 prescribed under the Companies Rules, 2014, as there were no instances / events falling within the purview of these regulations during the financial year.

I further report that :

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

Majority decision is carried through and as informed by the Company, there were no dissenting views of members of the Board at any Board / Committee meeting held during the financial year.

I further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I further report that during the audit period there were no specific events / actions having a major bearing on the Company's affairs in pursuance of the above referred laws, rules, regulations, guidelines, standards, etc.

P. G. Hegde
Hegde & Hegde
Company Secretaries
C.P. No.640

Bangalore
April 15, 2014

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore

Subsidiary	Financial period ended	Holding company's interest	Shares held by the holding company in the subsidiary	Net aggregate profits / (losses) for the current period [1]		Net aggregate profits / (losses) for previous financial years [1]	
				Dealt with or provided	Not dealt with or provided	Dealt with or provided	Not dealt with or provided
Infosys BPO Limited	Mar 31, 2014	99.98% in equity shares	3,38,22,319 equity shares of ₹10 par value, fully paid up	–	512	–	1,814
Edgeverve Systems Limited [2]	Mar 31, 2014	100.00% in equity shares	10,00,000 equity shares of ₹10 par value, fully paid up	–	–	–	–
Infosys Technologies (China) Co. Limited	Dec 31, 2013	100.00% in capital	NA	–	(2)	–	16
Infosys Technologies (Shanghai) Co. Limited	Dec 31, 2013	100.00% in capital	NA	–	(9)	–	(18)
Infosys Public Services, Inc.	Mar 31, 2014	100.00% in equity shares	3,50,00,000 equity shares of US $0.50 par value, fully paid up	–	23	–	(15)
Infosys Americas, Inc. [3]	Mar 31, 2014	100.00% in equity shares	10,000 equity shares of US $10.00 par value, fully paid up	–	–	–	–
Infosys Tecnologia do Brasil Ltda	Dec 31, 2013	100.00% in equity shares	4,00,00,000 equity shares of BRL 1 par value, fully paid up	–	(33)	–	(42)
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2013	100.00% in equity shares	17,49,99,990 equity shares of MXN 1 par value, fully paid up	–	1	–	–
Infosys Technologies (Sweden) AB	Dec 31, 2013	100.00% in equity shares	1,000 equity shares of SEK 100 par value, fully paid up	–	–	–	1
Lodestone Holding AG [4]	Dec 31, 2013	100% in shares	23,350 – Class A Shares of CHF 1,000 each and 29,400 – Class B Shares of CHF 100 each, fully paid up	–	34	–	(3)
Infosys BPO s.r.o. [5]	Mar 31, 2014	99.98% in equity shares	NA	–	(3)	–	23
Infosys BPO Poland Sp. z o.o. [5]	Mar 31, 2014	99.98% in equity shares	NA	–	63	–	126
Infosys McCamish Systems LLC [5]	Mar 31, 2014	99.98% in equity shares	NA	–	7	–	(78)
Portland Group Pty. Limited [5]	Mar 31, 2014	99.98% in equity shares	NA	–	22	–	(5)
Infosys BPO S. de R.L. de C.V. [2][5]	Mar 31, 2014	99.98% in equity shares	NA	–	–	–	–
Portland Procurement Services Pty. Limited [6]	Mar 31, 2014	99.98% in equity shares	NA	–	–	–	4
Lodestone Management Consultants GmbH (Germany) [7]	Dec 31, 2013	100% in shares	NA	–	16	–	5
Lodestone Management Consultants Pty. Limited [7]	Dec 31, 2013	100% in shares	NA	–	13	–	(4)
Lodestone Management Consultants AG [7]	Dec 31, 2013	100% in shares	NA	–	10	–	14
Hafner Bauer & Ödman GmbH [7]	Dec 31, 2013	100% in shares	NA	–	–	–	–
Lodestone Management Consultants China Co., Ltd. [7]	Dec 31, 2013	100% in shares	NA	–	(2)	–	(1)
Lodestone Management Consultants s.r.o. [7]	Dec 31, 2013	100% in shares	NA	–	1	–	–

Subsidiary	Financial period ended	Holding company's interest	Shares held by the holding company in the subsidiary	Net aggregate profits / (losses) for the current period [1]		Net aggregate profits / (losses) for previous financial years [1]	
				Dealt with or provided	Not dealt with or provided	Dealt with or provided	Not dealt with or provided
Lodestone Management Consultants GmbH (Austria) [7]	Dec 31, 2013	100% in shares	NA	–	–	–	–
Lodestone Management Consultants SAS [7]	Dec 31, 2013	100% in shares	NA	–	(8)	–	1
Lodestone Management Consultants Ltd. [7]	Dec 31, 2013	100% in shares	NA	–	24	–	2
Lodestone Management Consultants B.V. [7]	Dec 31, 2013	100% in shares	NA	–	2	–	–
Lodestone Management Consultants sp. z o.o. [7]	Dec 31, 2013	100% in shares	NA	–	(2)	–	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. [7]	Dec 31, 2013	100% in shares	NA	–	(1)	–	(1)
S.C. Lodestone Management Consultants S.R.L. [7]	Dec 31, 2013	100% in shares	NA	–	–	–	–
Lodestone Management Consultants Pte Ltd. [7]	Dec 31, 2013	100% in shares	NA	–	–	–	–
Lodestone Management Consultants, Inc. [7]	Dec 31, 2013	100% in shares	NA	–	25	–	–
Lodestone Management Consultants (Belgium) S.A. [8]	Dec 31, 2013	99.90% in shares	NA	–	(8)	–	1
Lodestone Management Consultants Ltda. [8]	Dec 31, 2013	99.99% in shares	NA	–	(37)	–	(3)
Lodestone Augmentis AG [9]	Dec 31, 2013	100% in shares	NA	–	–	–	–
Lodestone Management Consultants S.R.L [7][10]	Dec 31, 2013	100% in shares	NA	–	–	–	–
Infosys Technologies Australia Pty. Limited [11]	Mar 31, 2014	100.00% in equity shares	1,01,08,869 equity shares of AUD 0.11 par value, fully paid up	–	–	–	496
Infosys Consulting India Limited [12]	Mar 31, 2014	–	–	–	–	–	–

Notes : The above details are as on the financial year end of the respective subsidiaries.

[1] Net aggregate profits / (losses) of the subsidiary so far as it concerns the members of the holding company, converted at monthly average exchange rates
[2] Incorporated effective February 14, 2014
[3] Incorporated effective June 25, 2013
[4] On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
[5] Wholly-owned subsidiary of Infosys BPO Limited
[6] Wholly-owned subsidiary of Portland Group Pty. Limited and currently under liquidation
[7] Wholly-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
[8] Majority-owned and controlled subsidiaries of Lodestone Holding AG
[9] Wholly-owned subsidiary of Lodestone Management Consultants AG
[10] Incorporated effective January 10, 2013
[11] Under liquidation
[12] The Honorable High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited with Infosys Limited with an effective date of August 23, 2013.

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore except employee data

Subsidiary	Financial period ended	Exchange rate	Issued and subscribed share capital	Reserves	Loans taken	Total assets	Total liabilities	Investments Long-term	Investments Current	Investments Total	Turnover [1]	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	No. of employees
Infosys BPO Limited	Mar 31, 2014	INR	34	2,351	–	2,922	2,922	3	275	278	2,323	656	144	512	24,151
Edgeverve Systems Limited [2]	Mar 31, 2014	INR	1	–	–	1	1	–	–	–	–	–	–	–	–
Infosys Technologies (China) Co. Limited	Dec 31, 2013	1 RMB = ₹10.22	106	63	–	271	271	–	–	–	684	(3)	(1)	(2)	2,921
Infosys Technologies (Shanghai) Co. Limited	Dec 31, 2013	1 RMB = ₹10.22	231	38	–	320	320	–	–	–	–	(9)	–	(9)	–
Infosys Public Services, Inc.	Mar 31, 2014	1 USD = ₹59.92	98	13	–	326	326	–	–	–	1,050	30	7	23	174
Infosys Americas, Inc. [3]	Mar 31, 2014	1 USD = ₹59.92	1	–	–	1	1	–	–	–	–	–	–	–	–
Infosys Tecnologia do Brasil Ltda	Dec 31, 2013	1 BRL = ₹26.19	109	(76)	33	119	119	–	–	–	187	(33)	–	(33)	601
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2013	1 MXN = ₹4.74	65	17	–	108	108	–	–	–	217	4	3	1	795
Infosys Technologies (Sweden) AB	Dec 31, 2013	1 SEK = ₹9.63	–	1	–	2	2	–	–	–	3	–	–	–	2
Lodestone Holding AG [4]	Dec 31, 2013	1 CHF = ₹69.38	166	117	28	318	318	–	–	–	–	34	–	34	–
Infosys BPO s.r.o. [5]	Mar 31, 2014	1 CZK = ₹3.02	3	26	–	55	55	–	–	–	112	(3)	–	(3)	581
Infosys BPO Poland Sp. z o.o. [5]	Mar 31, 2014	1 PLN = ₹19.87	4	236	–	332	332	–	–	–	394	78	15	63	1,998
Infosys McCamish Systems LLC [5]	Mar 31, 2014	1 USD = ₹59.92	175	(159)	25	232	232	–	–	–	318	7	–	7	274
Portland Group Pty. Limited [5]	Mar 31, 2014	1 AUD = ₹55.30	18	34	–	157	157	–	–	–	211	34	12	22	153
Infosys BPO S. de R.L. de C.V. [2][5]	Mar 31, 2014	NA	–	–	–	–	–	–	–	–	–	–	–	–	–
Portland Procurement Services Pty. Limited [6]	Mar 31, 2014	1 AUD = ₹55.30	17	24	–	41	41	–	–	–	–	–	–	–	–
Lodestone Management Consultants GmbH (Germany) [7]	Dec 31, 2013	1 EUR = ₹85.10	1	55	–	189	189	–	–	–	626	23	7	16	292
Lodestone Management Consultants Pty. Limited [7]	Dec 31, 2013	1 AUD = ₹55.09	–	(8)	28	140	140	–	–	–	144	18	5	13	64
Lodestone Management Consultants AG [7]	Dec 31, 2013	1 CHF = ₹69.38	1	20	58	229	229	–	–	–	746	10	–	10	250
Hafner Bauer & Ödman GmbH [7]	Dec 31, 2013	1 CHF = ₹69.38	–	–	–	–	–	–	–	–	–	–	–	–	–
Lodestone Management Consultants China Co., Ltd. [7]	Dec 31, 2013	1 RMB = ₹10.22	12	(6)	–	14	14	–	–	–	52	(2)	–	(2)	74
Lodestone Management Consultants s.r.o. [7]	Dec 31, 2013	1 CZK = ₹3.12	–	1	–	2	2	–	–	–	9	1	–	1	11
Lodestone Management Consultants GmbH (Austria) [7]	Dec 31, 2013	1 EUR = ₹85.10	1	(2)	2	2	2	–	–	–	6	–	–	–	6
Lodestone Management Consultants SAS [7]	Dec 31, 2013	1 EUR = ₹85.10	1	(10)	–	23	23	–	–	–	45	(11)	(3)	(8)	58
Lodestone Management Consultants Ltd. [7]	Dec 31, 2013	1 GBP = ₹102.14	1	18	–	250	250	–	–	–	607	33	9	24	333
Lodestone Management Consultants B.V. [7]	Dec 31, 2013	1 EUR = ₹85.10	1	(2)	6	14	14	–	–	–	34	2	–	2	16
Lodestone Management Consultants sp. z o.o. [7]	Dec 31, 2013	1 PLN = ₹20.59	3	(5)	–	15	15	–	–	–	47	(2)	–	(2)	110

Subsidiary	Financial period ended	Exchange rate	Issued and subscribed share capital	Reserves	Loans taken	Total assets	Total liabilities	Investments Long-term	Investments Current	Investments Total	Turnover [(1)]	Profit / (Loss) before taxation [(1)]	Provision for taxation [(1)]	Profit / (Loss) after taxation [(1)]	No. of employees
Lodestone Management Consultants Portugal, Unipessoal, Lda. [(7)]	Dec 31, 2013	1 EUR = ₹85.10	5	(4)	–	4	4	–	–	–	24	(1)	–	(1)	28
S.C. Lodestone Management Consultants S.R.L. [(7)]	Dec 31, 2013	1 RON = ₹19.11	2	(1)	1	4	4	–	–	–	14	–	–	–	30
Lodestone Management Consultants Pte Ltd. [(7)]	Dec 31, 2013	1 SGD = ₹48.85	–	(22)	34	43	43	–	–	–	37	–	–	–	44
Lodestone Management Consultants, Inc. [(7)]	Dec 31, 2013	1 USD = ₹61.81	1	7	27	61	61	–	–	–	180	25	–	25	51
Lodestone Management Consultants (Belgium) S.A. [(8)]	Dec 31, 2013	1 EUR = ₹85.10	4	(6)	11	20	20	–	–	–	59	(10)	(2)	(8)	32
Lodestone Management Consultants Ltda. [(8)]	Dec 31, 2013	1 BRL = ₹26.19	–	(46)	106	75	75	–	–	–	63	(57)	(20)	(37)	112
Lodestone Augmentis AG [(9)]	Dec 31, 2013	1 CHF = ₹69.38	1	1	–	3	3	–	–	–	5	–	–	–	3
Lodestone Management Consultants S.R.L. [(7)(10)]	Dec 31,2013	1 ARS = ₹9.49	3	–	–	3	3	–	–	–	2	–	–	–	3
Infosys Technologies Australia Pty. Limited [(11)]	Mar 31, 2014	1 AUD = ₹55.30	4	35	–	41	41	–	–	–	–	2	2	–	–
Infosys Consulting India Limited [(12)]	Mar 31, 2014	INR	–	–	–	–	–	–	–	–	–	–	–	–	–

Notes :

1. *The above details are as on the financial year end of the respective subsidiaries. Information on subsidiaries is provided in compliance with General Circular no 2/2011 dated February 8, 2011 issued by the Ministry of Corporate Affairs, Government of India. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India and on our website, www.infosys.com.*
2. *Investments exclude investments in subsidiaries*
3. *Proposed dividend from any of the subsidiaries is nil*

(1) Converted at monthly average exchange rates
(2) Incorporated effective February 14, 2014
(3) Incorporated effective June 25, 2013
(4) On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(5) Wholly-owned subsidiary of Infosys BPO Limited
(6) Wholly-owned subsidiary of Portland Group Pty. Limited and currently under liquidation
(7) Wholly-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8) Majority-owned and controlled subsidiaries of Lodestone Holding AG
(9) Wholly-owned subsidiary of Lodestone Management Consultants AG
(10) Incorporated effective January 10, 2013
(11) Under liquidation
(12) The Honorable High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited with Infosys Limited with an effective date of August 23, 2013.

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Management's discussion and analysis

Overview

Infosys Limited ('Infosys' or 'the Company') along with its controlled trusts, Infosys Limited Employees' Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries ('Infosys BPO'), and its wholly owned and controlled subsidiaries, Infosys Technologies Australia Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R.L. de C.V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services, Inc. ('Infosys Public Services'), Infosys Americas Inc. ('Infosys Americas'), Edgeverve Systems Limited ('Edgeverve'), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services company. The Infosys group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for the various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profit and cash flows for the year.

I Industry structure and developments

Changing economic and business conditions, evolving consumer preferences, rapid technological innovation and adoption and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Companies in this environment are now focusing even more on their core business objectives, such as revenue growth, profitability and asset efficiency.

Technology has evolved from merely driving cost efficiency. It is now also driving tangible business value. The ability to define, design, develop, implement and maintain advanced technology platforms and business solutions to address business needs has become a competitive advantage and a priority for corporations worldwide.

As a result, there is an increasing need for highly-skilled professionals in the market to help corporations transform their business, optimize operations and drive innovation by leveraging technology. At the same time, enterprises are reluctant to expand their internal IT departments and increase costs. These factors have led to the increased reliance of corporations on their outsourcing providers and are expected to continue to drive future growth for outsourced technology services.

1. Increasing trend towards offshore technology services

Corporations are increasingly turning to offshore service providers to meet their need for higher quality and cost-competitive technology solutions. As a result, offshore service providers have become critical to the operations of many enterprises and these service providers continue to grow in recognition and sophistication. In view of this, the addressable market for offshore technology services has expanded.

2. The India advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM press release issued in February 2014, IT-BPM services export revenues from India are expected to grow to US $97 – $99 billion in fiscal year 2015, a growth of 13% – 15% over fiscal year 2014. Domestic revenues are estimated to grow to ₹1,250 – ₹1,280 billion in fiscal year 2015, which is a growth of 9% – 12% compared to fiscal year 2014.

3. Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely, or on a standalone, project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs and as failing to leverage technology service providers' full range of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

4. Global Delivery Model

Our Global Delivery Model allows us to take work to the location where the best talent is available, produce where it is most cost-effective and sell where it is most profitable with the least amount of acceptable risk. Our Global Delivery Model enables us to derive maximum benefit from :

- Our large pool of highly-skilled technology professionals
- 24-hour execution capabilities across multiple time zones
- The ability to accelerate delivery times of large projects by simultaneously processing project components
- The cost competitiveness across geographic regions
- The built-in redundancy to ensure uninterrupted services
- A knowledge management system that enables us to reuse solutions where appropriate

In a typical offshore development project, we assign a team of our technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our development centers. The client's systems are linked to our facilities, enabling simultaneous processing in our development centers. Our model ensures that project managers remain in control of execution throughout the life of the project, regardless of their geographical location.

We have successfully executed projects at all our development centers globally. The Group has 93 development centers globally, of which 36 are located in India, 18 in North and South America, 20 in the Asia-Pacific region and 19 in Europe. Our largest development centers are located in India. On a consolidated basis, approximately 74.8%

of the total billed person months for our efforts rendered during fiscal year 2014 originated from our global development centers in India, with the balance efforts being rendered at client sites and our development centers located outside India.

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communication needs, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunication carriers to provide high-speed links connecting our development centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables provisioning of uninterrupted service to our clients.

II Financial condition

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value ₹5/- each. Our authorized share capital is ₹300 crore, divided into 60 crore equity shares of ₹5/- each. The issued, subscribed and paid up capital stood at ₹286 crore as at March 31, 2014 (net of treasury shares of ₹1 crore held by trust).

2. Reserves and surplus

Capital reserve

On a standalone basis, the balance as at March 31, 2014 amounted to ₹54 crore, same as the previous year. On a consolidated basis, the balance as at March 31, 2014 amounted to ₹54 crore, same as the previous year.

Foreign currency translation reserve

On a consolidated basis, the balance as at March 31, 2014 amounted to ₹376 crore (previous year ₹276 crore).

Securities premium

The addition of ₹4 crore during the year in standalone financial statements is on account of consolidation of trust. The balance as at March 31, 2014 amounted to ₹3,070 crore.

General reserves

An amount of ₹1,021 crore representing 10% of the standalone net profit for the year ended March 31, 2014 (previous year ₹911 crore) was transferred to the general reserves account from the Surplus. On a standalone basis, the balance as at March 31, 2014 amounted to ₹8,291 crore (previous year ₹7,270 crore). On a consolidated basis, the balance as at March 31, 2014 amounted to ₹9,288 crore (previous year ₹8,267 crore).

Surplus

On a standalone basis, the balance retained in the Surplus as at March 31, 2014 is ₹30,392 crore, after providing the interim and final dividend for the year of ₹1,149 crore and ₹2,469 crore respectively; and dividend tax of ₹615 crore thereon. The total amount of profits appropriated to dividend including dividend tax was ₹4,233 crore, as compared to ₹2,815 crore in the previous year.

On a consolidated basis, the balance retained in the Surplus as at March 31, 2014 is ₹31,453 crore.

Shareholders' funds – standalone

The total shareholders' funds increased to ₹42,092 crore as at March 31, 2014 from ₹36,059 crore as at March 31, 2013.

The book value per share increased to ₹736.64 as at March 31, 2014 compared to ₹627.95 as at March 31, 2013.

Shareholders' funds – consolidated

The total shareholders' funds increased to ₹44,530 crore as at March 31, 2014 from ₹37,994 crore as at March 31, 2013.

The book value per share increased to ₹779.31 as at March 31, 2014 compared to ₹664.93 as at March 31, 2013.

Application of funds

3. Fixed assets

Additions to gross block – standalone

During the year, we capitalized ₹2,381 crore to our gross block comprising ₹672 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,706 crore on infrastructure investments. Infrastructure investments comprise ₹291 crore to acquire 28.77 acres of land in Bangalore, Chennai and Mangalore, ₹825 crore on buildings, ₹312 crore on plant and equipment, ₹117 crore on office equipment and ₹161 crore on furniture and fixtures.

During the previous year, we capitalized ₹1,422 crore to our gross block comprising ₹640 crore for investment in computer equipment, ₹30 crore on Intellectual Property Rights, ₹1 crore on vehicles and the balance of ₹751 crore on infrastructure investments. Infrastructure investments comprise ₹145 crore to acquire 119.35 acres of land in Bangalore, Mysore, Thiruvananthapuram and Hubli, ₹326 crore on buildings, ₹114 crore on plant and machinery, ₹58 crore on office equipment and ₹108 crore on furniture and fixtures.

Additions to gross block – consolidated

During the year, we capitalized ₹2,533 crore to our gross block comprising ₹759 crore for investment in computer equipment, ₹11 crore on vehicles and the balance of ₹1,763 crore on infrastructure investments. Infrastructure investments comprise ₹291 crore to acquire 28.77 acres of land in Bangalore, Chennai and Mangalore, ₹827 crore on buildings, ₹319 crore on plant and equipment, ₹126 crore on office equipment, ₹184 crore on furniture and fixtures and ₹16 crore on leasehold improvements.

During the previous year, we capitalized ₹1,556 crore (excluding goodwill of ₹1,153 crore) to our gross block comprising ₹702 crore for investment in computer equipment, ₹9 crore on Intellectual Property Rights, ₹19 crore on vehicles and the balance of ₹826 crore on infrastructure investments. Infrastructure investments comprise ₹145 crore to acquire 119.35 acres of land in Bangalore, Mysore, Thiruvananthapuram and Hubli, ₹333 crore on buildings, ₹124 crore on plant and equipment, ₹67 crore on office equipment, ₹113 crore on furniture and fixtures and ₹44 crore on leasehold improvements.

Deductions to gross block – standalone

During the year, we deducted ₹21 crore from the gross block on disposal of various assets. During the previous year, we retired various assets with a gross block of ₹521 crore (net book value of nil) and ₹14 crore on disposal of various assets.

Deductions to gross block – consolidated

During the year, we retired various assets with a gross block of ₹8 crore (net book value of nil) and deducted ₹29 crore on disposal of various assets. During the previous year, we retired various assets with a gross block of ₹525 crore (net book value of nil) and deducted ₹21 crore on disposal of various assets.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹827 crore, as at March 31, 2014 as compared to ₹1,139 crore as at March 31, 2013. On a consolidated basis, we have a capital expenditure commitment of ₹1,363 crore, as at March 31, 2014 as compared to ₹1,696 crore as at March 31, 2013.

4. Investments in subsidiaries

We made several strategic investments during the past years aimed at deriving business benefits and operational efficiencies in subsidiaries including :

Infosys BPO Limited

We established Infosys BPO Limited as a majority-owned and controlled subsidiary on April 3, 2002, to provide BPM services. Infosys BPO leverages the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

During the year, we invested in our subsidiaries, for the purpose of operations and expansion, as follows :

Subsidiary	In foreign currency	₹ crore
Infosys Americas, Inc.	USD 0.1 million	1
Lodestone Holding AG	CHF 20 million	136
Infosys Public Services, Inc.	USD 12.5 million	75
Edgeverve Systems Limited [1]	–	1

[1] *On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve (Refer to Note 2.10.2 of the standalone financials).*

Refer to statement pursuant to Section 212 of the Companies Act, 1956 for the summary financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, *www.infosys.com*.

5. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2014	2013	2014	2013
Deferred tax assets	542	378	629	469
Deferred tax liabilities	–	56	–	56

Deferred tax assets primarily comprise deferred taxes on fixed assets, unavailed leave, trade receivables, accrued compensation to employees and other provisions which are not tax-deductible in the current year.

The movement in deferred tax liabilities is on account of the decrease in provision for branch profit tax for our overseas branches.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

Deferred income tax assets and deferred income tax liabilities have been offset wherever the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

6. Trade receivables

On a standalone basis, trade receivables amounted to ₹7,336 crore (net of provision for doubtful debts amounting to ₹196 crore) as at March 31, 2014, compared to ₹6,365 crore (net of provision for doubtful debts amounting to ₹85 crore) as at March 31, 2013. These debts are considered good and realizable. Debtors are at 16.5% of revenues for the year ended March 31, 2014, compared to 17.3% as at March 31, 2013, representing a Days Sales Outstanding of 60 days, compared to 63 days in the previous year.

On a consolidated basis, trade receivables amounted to ₹8,351 crore (net of provision for doubtful debts amounting to ₹214 crore) as at March 31, 2014, compared to ₹7,083 crore (net of provision for doubtful debts amounting to ₹95 crore) as at March 31, 2013. These debts are considered good and realizable. Debtors are at 16.7% of revenues for the year ended March 31, 2014, compared to 17.6% as at March 31, 2013, representing a Days Sales Outstanding of 61 days, compared to 64 days in the previous year.

On a standalone basis, out of the total trade receivables, 75.9% and 73.3% were not due as at March 31, 2014 and March 31, 2013 respectively. On a consolidated basis, out of the total trade receivables, 76.4% and 74.0% were not due as at March 31, 2014 and March 31, 2013 respectively. The age profile of debtors (net of provision) that are due, is as follows :

in %

Days	Standalone		Consolidated	
	2014	2013	2014	2013
0 – 30	70.6	68.2	69.4	71.9
31 – 60	14.3	15.4	12.7	13.3
61 – 90	3.6	7.7	6.3	5.5
Above 90	11.5	8.7	11.6	9.3
	100.0	100.0	100.0	100.0

Provisions are generally made for all debtors' outstanding for more than 180 days from invoice date as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors that could affect the customer's ability to settle. The movement in provisions for doubtful debts during the year is as follows :

in ₹ crore

	Standalone		Consolidated	
	2014	2013	2014	2013
Opening balance	85	80	95	85
Add: Amount provided	124	28	138	35
Less: Amount written off	(13)	(23)	(25)	(22)
Translation difference	–	–	6	(3)
Closing balance	196	85	214	95

On a standalone basis, provision for bad and doubtful debts as a percentage of revenue is 0.28% for the year ended March 31, 2014, as against 0.08% for the year ended March 31, 2013. The unbilled revenues as at March 31, 2014 and March 31, 2013, amounted to ₹2,392 crore and ₹2,217 crore respectively.

On a consolidated basis, provision for bad and doubtful debts as a percentage of revenue is 0.28% for the year ended March 31, 2014, as against 0.09% for the year ended March 31, 2013. The unbilled revenues as at March 31, 2014 and March 31, 2013, amounted to ₹2,810 crore and ₹2,435 crore respectively.

7. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations.

Deposits with financial institutions represent surplus money deployed in the form of deposits.

Our treasury policy calls for investing cash surplus in a combination of instruments : (a) Deposits in highly-rated scheduled banks and financial institutions (b) Debt mutual funds (c) Tax-free bonds in highly-rated and government-backed entities (d) Certificates of deposit, commercial paper or any other similar instrument issued by highly-rated banks and financial institutions.

8. Loans and advances and other non-current assets

The following tables give the details of our long-term and short-term loans, advances and other non-current assets.

Long-term loans and advances and other non-current assets

in ₹ crore

	Standalone		Consolidated	
	2014	2013	2014	2013
Pre-paid expenses	10	8	9	10
Capital advances	687	439	871	520
Advance income tax (net of provision)	1,417	1,019	1,522	1,092
Loans and advances to employees	6	6	38	84
MAT credit entitlement	–	–	–	14
Electricity and other deposits	59	28	60	33
Rental deposits	48	29	60	43
Restricted deposits	43	–	43	36
Advance to gratuity trust	9	31	10	31
Total	2,279	1,560	2,613	1,863

Capital advances represent amount paid in advance on capital expenditure.

Advance income tax (net of provision) represents domestic and overseas corporate tax.

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. Rent deposits are for buildings taken on lease by us for our development centers and marketing offices located across the world.

Short-term loans and advances

in ₹ crore

	Standalone		Consolidated	
	2014	2013	2014	2013
Loans to subsidiaries	36	184	–	–
Pre-paid expenses	98	57	116	79
Interest accrued but not due	92	91	98	100
Supply of goods and services	72	46	92	59
Withholding and other taxes receivable	987	732	1,052	800
Others	20	12	12	16
Unbilled revenues	2,392	2,217	2,810	2,435
Loans and advances to employees	191	187	208	139
Electricity and other deposits	8	31	10	34
Rental deposits	5	23	10	24
MAT credit entitlement	–	–	16	23
Restricted deposits	934	724	979	762
Premiums held in trust	–	–	135	117
Mark-to-market gain on forward and options contracts	217	88	215	101
Total	5,052	4,392	5,753	4,689

Loans to subsidiaries as at March 31, 2014 comprise ₹36 crore given to Infosys Tecnologia do Brasil Ltda. As at March 31, 2013, it included ₹68 crore given to Infosys Public Services, Inc. and ₹116 crore given to Lodestone Holding AG.

Withholding and other taxes receivable represent transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues consist primarily of costs and earnings in excess of billings to the clients on fixed-price, fixed-timeframe, and time-and-material contracts.

Our loan schemes provide for personal loans and salary advances that are provided primarily to employees in India, who are not executive officers or directors. The loans and advances are recoverable within 24 months.

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Premiums held in trust represent premiums collected from policy holders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

9. Liabilities

Long-term liabilities

in ₹ crore

	Standalone		Consolidated	
	2014	2013	2014	2013
Gratuity obligations – unamortized amount	7	11	7	11
Rental deposit from subsidiaries	27	27	–	–
Deferred income – government grant in land use rights	–	–	45	28
Accrued salaries and benefits	–	–	23	38
Payable for acquisition of business	330	82	330	105
Total	364	120	405	182

Payable for acquisition of business represents deferred consideration, payable to selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years and is recognized proportionately.

During the year ended March 31, 2014, Infosys Shanghai received a grant of approximately ₹15 crore from Government of China towards construction of campus which is yet to be completed.

Current liabilities and trade payables

in ₹ crore

	Standalone		Consolidated	
	2014	2013	2014	2013
Trade payables	68	178	173	189
Accrued salaries and benefits	1,172	468	1,594	723
Other liabilities				
Provision for expenses	1,296	914	1,846	1,283
Retention monies	72	69	82	79
Withholding and other taxes	834	587	912	695
Gratuity obligations – unamortized amount	4	4	4	4
Payable for acquisition of business	–	–	–	9
Payable by controlled trusts	–	–	151	148
Premiums held in trust	–	–	135	117
Others	63	36	22	21
Advances received from clients	21	20	40	36
Unearned revenue	606	726	660	823
Unclaimed dividend	3	3	3	3
Total	4,139	3,005	5,622	4,130

Premiums held in trust represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Liabilities for accrued salaries and benefits include the provision for bonus and incentives payable to the staff. Provision for expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years, representing the average future service period of employees. An amount of ₹4 crore was amortized during the year. The unamortized balance as at March 31, 2014 was ₹11 crore. Advances received from clients represent money received for the delivery of future services. Unearned revenue consists primarily of advance client billings on fixed-price and fixed-timeframe contracts for which related costs and earnings were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of an equivalent amount.

10. Provisions

Short-term provisions

in ₹ crore

	Standalone		Consolidated	
	2014	2013	2014	2013
Proposed dividend	2,469	1,550	2,469	1,550
Tax on dividend	420	263	420	263
Income taxes (net of advance tax and TDS)	2,105	1,274	2,187	1,329
Unavailed leave	798	502	954	614
Post-sales client support, warranties and other provisions	325	199	379	213
Total	6,117	3,788	6,409	3,969

Proposed dividend represents the final dividend recommended. On approval by our shareholders, this will be paid after the Annual General Meeting.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas.

Provisions for unavailed leave is towards our liability for leave encashment valued on an actuarial basis. The provision for post-sales client support, warranties and other provisions is towards likely expenses for providing post-sales client support on fixed-price contracts.

III Results of operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows :

in ₹ crore

	Year ended March 31,			
	2014	%	2013	%
Income from software services and products	44,341	100.0	36,765	100.0
Software development expenses	26,738	60.3	21,662	58.9
Gross profit	17,603	39.7	15,103	41.1
Selling and marketing expenses	2,390	5.4	1,870	5.1
General and administration expenses	2,686	6.0	2,218	6.0
	5.076	11.4	4,088	11.1
Operating profit before depreciation	12,527	28.3	11,015	30.0
Depreciation and amortization	1,101	2.5	956	2.6
Operating profit	11,426	25.8	10,059	27.4
Other income	2,576	5.8	2,215	6.0
Profit before exceptional item and tax	14,002	31.6	12,274	33.4
Dividend income	–	–	83	0.2
Profit before tax	14,002	31.6	12,357	33.6
Tax expense	3,808	8.6	3,241	8.8
Profit after tax and exceptional item	10,194	23.0	9,116	24.8

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows :

in ₹ crore

	Year ended March 31,			
	2014	%	2013	%
Income from software services and products	50,133	100.0	40,352	100.0
Software development expenses	30,804	61.4	24,179	59.9
Gross profit	19,329	38.6	16,173	40.1
Selling and marketing expenses	2,625	5.2	2,034	5.0
General and administration expenses	3,323	6.7	2,606	6.5
	5,948	11.9	4,640	11.5
Operating profit before depreciation	13,381	26.7	11,533	28.6
Depreciation and amortization	1,317	2.6	1,099	2.7
Operating profit	12,064	24.1	10,434	25.9
Other income	2,664	5.3	2,365	5.9
Profit before tax	14,728	29.4	12,799	31.8
Tax expense	4,072	8.1	3,370	8.4
Profit for the period before minority interests	10,656	21.3	9,429	23.4
Less: Minority interests	–	–	–	–
Profit for the period	10,656	21.3	9,429	23.4

1. Income

Of the total revenues for the year ended March 31, 2014 on a standalone basis, approximately 97.1% were derived from our overseas operations whereas 2.9% were derived from our domestic operations, as compared to 97.7% from our overseas operations and 2.3% from our domestic operations during the previous year.

Of the total revenues for the year ended March 31, 2014 on a consolidated basis, approximately 97.4% were derived from our overseas operations whereas 2.6% were derived from our domestic operations, as compared to 97.9% from our overseas operations and 2.1% from our domestic operations during the previous year.

Our revenues are generated primarily on fixed-price or fixed-timeframe or time-and-material basis. Revenues from software services on fixed price and fixed-timeframe contracts are recognized as per the percentage of completion method. On time-and-material contracts, revenue is recognized as the related services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, which require significant implementation services, where revenue is recognized as per the percentage of completion method.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers in India.

The segmentation of revenues by location (including product revenue) is as follows:

in %

	Standalone		Consolidated	
	2014	2013	2014	2013
Onsite	51.1	51.4	52.0	51.0
Offshore	48.9	48.6	48.0	49.0
Total	100.0	100.0	100.0	100.0

The services performed onsite generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed offshore. Therefore, any increase in the onsite effort impacts our margins. The details of the effort mix for software services and products in person months are as follows:

in %

	Standalone		Consolidated	
	2014	2013	2014	2013
Onsite	26.7	26.7	25.2	24.8
Offshore	73.3	73.3	74.8	75.2
Total	100.0	100.0	100.0	100.0

The break-up of revenues is as follows:

in ₹ *crore*

	Standalone		Consolidated	
	2014	2013	2014	2013
Income				
Software services	42,531	35,163	48,305	38,726
Software products	1,810	1,602	1,828	1,626
Total	44,341	36,765	50,133	40,352

For the analysis of segment revenues, refer to *Note 11* in this section of the report.

2. Expenditure

Software development expenses – standalone

in ₹ *crore*

	2014	%	2013	%	Growth %
Revenues	44,341	100.0	36,765	100.0	20.6
Software development expenses					
Salaries and bonus	21,635	48.8	17,813	48.5	21.5
Technical sub-contractors	2,596	5.9	1,731	4.7	50.0
Overseas travel expenses	1,010	2.3	993	2.7	1.7
Cost of software packages	716	1.6	583	1.6	22.8
Third party items bought for service delivery to clients	194	0.4	149	0.4	30.2
Communication expenses	97	0.2	75	0.2	29.3
Post-sales customer support and warranties	36	0.1	79	0.2	(54.4)
Deferred consideration	228	0.5	85	0.2	168.2
Others	226	0.5	154	0.4	46.8
Total	26,738	60.3	21,662	58.9	23.4

Software development expenses – consolidated

in ₹ *crore*

	2014	%	2013	%	Growth %
Revenues	50,133	100.0	40,352	100.0	24.2
Software development expenses					
Salaries and bonus	25,642	51.1	20,157	50.0	27.2
Technical sub-contractors	1,951	3.9	1,461	3.6	33.5
Overseas travel expenses	1,358	2.7	1,179	2.9	15.2
Cost of software packages	778	1.5	626	1.5	24.3
Third party items bought for service delivery to clients	194	0.4	148	0.4	31.1
Communication expenses	162	0.3	124	0.3	30.6
Post-sales customer support and warranties	54	0.1	80	0.2	(32.5)
Deferred consideration	228	0.5	85	0.2	168.2
Others	437	0.9	319	0.8	37.0
Total	30,804	61.4	24,179	59.9	27.4

On a standalone basis, software development expenses were 60.3% of revenues, compared to 58.9% during the previous year. On a consolidated basis, software development expenses were 61.4% of revenues, compared to 59.9% during the previous year. Employee costs relate to salaries paid to employees in India and overseas and include staff welfare expenses. The increase in salaries and bonus is primarily due to compensation increases given to employees during the last 12 months.

The utilization rates of billable employees for services and products, for the years ended March 31, 2014 and March 31, 2013 are as follows:

in %

	Standalone		Consolidated	
	2014	2013	2014	2013
Including trainees	73.5	69.0	73.6	69.5
Excluding trainees	77.5	72.6	77.4	73.0

On a standalone basis, the cost of technical sub-contractors includes ₹1,451 crore towards purchase of services from subsidiaries for the year ended March 31, 2014, as against ₹500 crore in the previous year. The details of such related party transactions are available in the *Notes to the standalone financial statements* section of the Annual Report. The balance amount was utilized towards availing of the services of external consultants to augment skill-sets required in large projects. We continue to engage the services of these consultants on a need basis.

On a standalone basis, the overseas travel expenses representing cost of travel overseas for software development constituted approximately 2.3% and 2.7% respectively of total revenue for the years ended March 31, 2014 and March 31, 2013. Overseas travel expenses include visa charges of ₹290 crore (0.7% of revenues) for the year, compared to ₹308 crore (0.8% of revenues) in the previous year. On a consolidated basis, overseas travel expenses for software development constituted approximately 2.7% and 2.9% respectively of total revenue for the years ended March 31, 2014 and March 31, 2013.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. On a standalone basis, the cost of software packages was 1.6% of the revenues for each of the years ending March 31, 2014 and March 31, 2013. On a consolidated basis, the cost of software packages was 1.5% of the revenues for each of the years ending March 31, 2014 and March 31, 2013.

Third party items bought for service delivery to clients include software and hardware procured from third parties for resale to clients.

A major part of our revenues is generated from software development centers in India. We use high-end communication tools in order to establish real-time connections with our clients. On a standalone basis, the communication expenses represent approximately 0.2% of revenues for each of the years ending March 31, 2014 and March 31, 2013. On a consolidated basis, the communication expenses represent approximately 0.3% of revenues for each of the years ending March 31, 2014 and March 31, 2013 respectively.

On a standalone basis, the provision for post-sales customer support and warranties saw a charge of ₹36 crore for fiscal year 2014 against a charge of ₹79 crore for fiscal year 2013. On a consolidated basis, the provision for post-sale customer support and warranties saw a charge of ₹54 crore for fiscal year 2014 against a charge of ₹80 crore for fiscal year 2013.

Deferred consideration represents compensation payable to selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years and is recognized proportionately. The increase in deferred consideration is on account of including the full year impact during fiscal year 2014 as compared to five months' impact in fiscal year 2013.

On a standalone basis, other expenses primarily represent computer maintenance, consumables and rent and approximate to 0.5% of revenues during the year (0.4% in the previous year). On a consolidated basis, the other expenses approximate 0.9% of revenues during the year (0.8% in the previous year)

Gratuity

During the previous year, the Company had aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment had resulted in a curtailment gain of ₹69 crore for the year ended March 31, 2013, which had been recognized in the Statement of Profit and Loss.

Gross profit

On a standalone basis, the gross profit during the year was ₹17,603 crore representing 39.7% of revenues compared to ₹15,103 crore representing 41.1% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹19,329 crore representing 38.6% of revenues compared to ₹16,173 crore representing 40.1% of revenues in the previous year.

Selling and marketing expenses

On a standalone basis, we incurred selling and marketing expenses at 5.4% of our total revenues, compared to 5.1% in the previous year. Selling and marketing expenses primarily consist of employee costs. All other expenses excluding the employee costs were 0.9% of revenues during the year as compared to 1.1% in the previous year.

On a consolidated basis, we incurred selling and marketing expenses at 5.2% of our total revenues, compared to 5.0% in the previous year. All other expenses excluding the employee costs were 0.9% of revenues during the year as compared to 1.1% in the previous year.

On a standalone basis, the number of sales and marketing personnel increased from 1,152 as at March 31, 2013 to 1,159 as at March 31, 2014. On a consolidated basis, the number of sales and marketing personnel increased from 1,263 as at March 31, 2013 to 1,285 as at March 31, 2014.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 6.0% of our total revenues, for each of the current year and previous year. All other expenses excluding the employee cost were 4.4% of revenues during the year as compared to 4.3% in the previous year. Employee costs increased due to compensation increases given to employees during the last 12 months.

On a consolidated basis, our general and administration expenses amounted to 6.7% and 6.5% of our total revenues, during the current year and previous year respectively. All other expenses excluding the employee cost were 4.6% of revenues during the year as compared to 4.4% in the previous year. Employee costs increased due to compensation increases given to employees during the last 12 months.

General and administration expenses for the year ended March 31, 2014 include a charge of ₹219 crore (including legal costs) towards settlement agreement in visa-related matters.

3. Operating profits

On a standalone basis, we earned an operating profit (PBIDTA) of ₹12,527 crore, representing 28.3% of total revenues compared to ₹11,015 crore, representing 30.0% of total revenues, during the previous year.

On a consolidated basis, we earned an operating profit (PBIDTA) of ₹13,381 crore, representing 26.7% of total revenues compared to ₹11,533 crore, representing 28.6% of total revenues, during the previous year.

4. Depreciation and amortization

On a standalone basis, we provided ₹1,101 crore and ₹956 crore towards depreciation and amortization, representing 2.5% and 2.6% of total revenues, for the years ended March 31, 2014 and March 31, 2013 respectively.

On a consolidated basis, we provided ₹1,317 crore and ₹1,099 crore towards depreciation and amortization, representing 2.6% and 2.7% of total revenues, for the years ended March 31, 2014 and March 31, 2013 respectively.

5. Other income, net

Our treasury policy calls for investing cash surplus in a combination of instruments: (a) Deposits in highly-rated scheduled banks and financial institutions (b) Debt mutual funds (c) Tax-free bonds in highly-rated and government-backed entities (d) Certificates of deposit, commercial paper or any other similar instrument issued by highly-rated banks and financial institutions. The increase in interest income during the year was on account of higher investible surplus.

We use foreign exchange forward and option contracts to hedge our exposure to movements in foreign exchange rates.

On a standalone basis, foreign exchange gains / (losses) include transaction and translation gain of ₹495 crore and ₹189 crore for the years ended March 31, 2014 and March 31, 2013 respectively and forward / option contracts loss of ₹217 crore and a gain of ₹68 crore for the years ended March 31, 2014 and March 31, 2013 respectively.

On a consolidated basis, foreign exchange gains / (losses) include transaction and translation gain of ₹475 crore and ₹179 crore for the years ended March 31, 2014 and March 31, 2013 respectively and forward / option contracts loss of ₹253 crore and a gain of ₹77 crore for the years ended March 31, 2014 and March 31, 2013 respectively.

The composition of currency-wise revenues for the years ended March 31, 2014 and March 31, 2013 is as follows:

in %

Currency	Standalone		Consolidated	
	2014	2013	2014	2013
U.S. Dollar (USD)	71.3	72.1	68.8	70.6
U.K. Pound (GBP)	5.7	6.0	5.9	6.4
Euro (EUR)	8.8	8.1	10.3	8.8
Australian Dollar (AUD)	8.1	8.3	7.9	8.3
Others	6.1	5.5	7.1	5.9
Total	100.0	100.0	100.0	100.0

6. Sensitivity to rupee movement

Every 1% movement in the Indian rupee against the US dollar has an impact of approximately 0.48% and 0.40% respectively, on the Group's incremental operating margins during the years ended March 31, 2014 and March 31, 2013.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The Indian statutory corporate tax rate for the year ended March 31, 2014 is 33.99%. Export profits for the year were entitled to tax benefits under the Special Economic Zone (SEZ) scheme of the Government of India. The Company had also claimed tax benefit under the Software Technology Park (STP) scheme for export profits earned by certain STP units up to the year ended March 31, 2011.

We have our operations both under the STP scheme and SEZ scheme.

The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier.

On a standalone basis, the effective tax rate increased to 27.2% in fiscal year 2014 as compared to 26.2% in fiscal year 2013, mainly due to increase in the statutory tax rate from 32.45% to 33.99% in India, an increase in the non-deductible expenses and an increase in overseas taxes, partially offset by an increase in revenue from SEZ units.

On a consolidated basis the effective tax rate increased to 27.6% in fiscal year 2014 as compared to 26.3% in fiscal year 2013, mainly due to increase in the statutory tax rate from 32.45% to 33.99%, an increase in non-deductible expenses, a decrease in exempt non-operating income and an increase in overseas taxes, partially offset by an increase in revenue from SEZ units.

8. Net profit after tax and exceptional item

On a standalone basis, our net profit increased by 11.8% to ₹10,194 crore for the year ended March 31, 2014 from ₹9,116 crore in the previous year. This represents 23.0% and 24.8% of total revenue for the years ended March 31, 2014 and March 31, 2013 respectively.

On a consolidated basis, our net profit increased by 13.0% to ₹10,656 crore for the year ended March 31, 2014 from ₹9,429 crore in the previous year. This represents 21.3% and 23.4% of total revenue for the years ended March 31, 2014 and March 31, 2013 respectively.

9. Earnings Per Share (EPS) after exceptional item

On a standalone basis, our basic EPS after exceptional item increased by 12.4% during the year to ₹178.39 per share from ₹158.76 per share in the previous year. The outstanding shares used in computing basic EPS were 57,14,02,566 and 57,42,32,838 for the years ended March 31, 2014 and March 31, 2013 respectively.

On a consolidated basis, our basic EPS increased by 13.0% during the year to ₹186.49 per share from ₹165.01 per share in the previous year. The outstanding shares used in computing basic EPS were 57,14,02,566 and 57,13,99,238 for the years ended March 31, 2014 and March 31, 2013 respectively.

10. Exceptional items

We received dividend of ₹69 crore (net of taxes of ₹14 crore) for fiscal year 2013 from our wholly-owned subsidiary Infosys Technologies Australia Pty. Limited and the same is shown as an exceptional item.

11. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology to enable clients to enhance business performance. Effective quarter ended March 31, 2014, we reorganized our business to strengthen our focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization, there were changes effected in the reportable industry segments and an additional segment, Life Sciences and Healthcare was identified and the prior year comparatives have been restated. Revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of clients. The details of income and operating income by industry and geographical segments are provided in this section.

Industry segments – standalone

in ₹ crore

	FSI (1)	MFG (2)	ECS (3)	RCL (4)	LSH (5)	Total
Segmental revenues						
2014	15,374	9,434	8,862	8,106	2,565	44,341
2013	12,775	7,657	7,506	6,812	2,015	36,765
Growth %	20.3	23.2	18.1	19.0	27.3	20.6
Segmental operating income						
2014	4,553	2,405	2,717	2,231	621	12,527
2013	3,976	2,026	2,284	2,127	602	11,015
Growth %	14.5	18.7	19.0	4.9	3.2	13.7
Segmental operating profit (%)						
2014	29.6	25.5	30.7	27.5	24.2	28.3
2013	31.1	26.5	30.4	31.2	29.9	30.0

(1) *Financial Services and Insurance*
(2) *Manufacturing*
(3) *Energy & Utilities, Communications and Services*
(4) *Retail, Consumer Packaged Goods and Logistics*
(5) *Life Sciences and Healthcare*

Geographical segments – standalone

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2014	27,963	9,800	1,278	5,300	44.341
2013	23,454	8,026	833	4,452	36,765
Growth %	19.2	22.1	53.4	19.0	20.6

	North America	Europe	India	Rest of the World	Total
Segmental operating income					
2014	7,762	2,569	408	1,788	12,527
2013	6,997	2,344	182	1,492	11,015
Growth %	10.9	9.6	124.2	19.8	13.7
Segmental operating profit (%)					
2014	27.8	26.2	31.9	33.7	28.3
2013	29.8	29.2	21.8	33.5	30.0

Industry segments – consolidated

in ₹ crore

	FSI [1]	MFG [2]	ECS [3]	RCL [4]	LSH [5]	Total
Segmental revenues						
2014	16,810	11,477	9,668	8,764	3,414	50,133
2013	13,680	8,888	8,129	7,284	2,371	40,352
Growth %	22.9	29.1	18.9	20.3	44.0	24.2
Segmental operating income						
2014	4,854	2,625	2,808	2,352	742	13,381
2013	4,135	2,294	2,257	2,211	636	11,533
Growth %	17.4	14.4	24.4	6.4	16.7	16.0
Segmental operating profit (%)						
2014	28.9	22.9	29.0	26.8	21.7	26.7
2013	30.2	25.8	27.8	30.4	26.8	28.6

[1] *Financial Services and Insurance*
[2] *Manufacturing*
[3] *Energy & Utilities, Communications and Services*
[4] *Retail, Consumer Packaged Goods and Logistics*
[5] *Life Sciences and Healthcare*

Geographical segments – consolidated

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2014	30,413	12,250	1,294	6,176	50,133
2013	25,103	9,338	841	5,070	40,352
Growth %	21.2	31.2	53.9	21.8	24.2
Segmental operating income					
2014	7,923	3,087	354	2,017	13,381
2013	7,218	2,588	152	1,575	11,533
Growth %	9.8	19.3	132.9	28.1	16.0
Segmental operating profit (%)					
2014	26.1	25.2	27.4	32.7	26.7
2013	28.8	27.7	18.1	31.1	28.6

12. Liquidity

Our growth has been financed largely through cash generated from operations. On a standalone basis, the net cash generated from our operations was ₹9,148 crore and ₹6,942 crore for the years ended March 31, 2014 and March 31, 2013 respectively. Net cash used in investing activities was ₹2,307 crore and ₹2,824 crore for the years ended March 31, 2014 and March 31, 2013 respectively. Net cash used in financing activities was ₹3,177 crore and ₹3,319 crore for the years ended March 31, 2014 and March 31, 2013 respectively.

On a consolidated basis, the net cash generated from our operations was ₹9,825 crore and ₹7,373 crore for the years ended March 31, 2014 and March 31, 2013 respectively. Net cash used in investing activities was ₹2,577 crore and ₹3,020 crore for the years ended March 31, 2014 and March 31, 2013 respectively. Net cash used in financing activities was ₹3,144 crore and ₹3,210 crore for the years ended March 31, 2014 and March 31, 2013 respectively.

13. Related party transactions

These have been discussed in detail in the *Notes to the standalone financial statements* section of this Annual Report.

14. Events occurring after the Balance Sheet date

No significant events occurred after the Balance Sheet date.

IV Opportunities and threats

1. Our strengths

We believe our competitive strengths include leadership in delivering sophisticated solutions that enable clients in turn to deliver improved business results in addition to optimizing the efficiency of their business, our proven Global Delivery Model, commitment to quality and process execution, strong brand and long-standing client relationships, status as an employer of choice, ability to scale, innovate and lead makes us a competitive player.

2. Our strategy

We seek to further strengthen our position as a leading global consulting and outsourcing company by :

- Strengthening our strategic partnership with our clients
- Increasing our relevance to clients by being able to work in the entire spectrum of their business
- Delivering higher business value to clients through the alignment of our structure and offerings to their business objectives.

To achieve these goals, we seek to increase business from existing and new clients, continue to enhance our engagement models and offerings, expand geographically, continue to develop deep industry knowledge, pursue alliances and strategic acquisitions, enhance brand visibility and continue to invest in infrastructure and employees.

3. Our competition

We operate in a highly competitive and rapidly-changing market and compete with:

- Consulting firms such as Accenture Limited, Atos Origin S.A., Capgemini S.A., and Deloitte Consulting LLP
- Divisions of large multinational technology firms such as Hewlett-Packard Company and IBM Corporation
- IT outsourcing firms such as Computer Sciences Corporation, and Dell Perot Systems
- Offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited, Wipro Technologies Limited and HCL Technologies
- Software firms such as Oracle Corporation and SAP AG
- BPO firms such as Genpact Limited, Exl Service Holdings and WNS Global Services
- In-house IT departments of large corporations
- Specialty platform and SaaS companies

For larger projects, we typically compete with other technology services providers in response to requests for proposals. Clients often cite our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts.

In the future, we expect intensified competition from some of the firms above, and may also experience competition from new companies. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations and from firms in market segments that we have recently entered.

We understand that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business are:

- Attracting and retaining high-quality management, technology professionals, and sales personnel
- Articulating and demonstrating long-term value to potential customers
- Effectively integrating onsite and offshore execution capabilities to deliver high-quality, seamless, scalable, cost-effective services
- Increasing the scale and breadth of service offerings to provide one-stop solutions for customer needs
- Keeping pace with ever-changing technology and customer requirements
- Strong and well-recognized brand
- Proven track record of performance excellence and customer satisfaction
- Financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers
- High ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers

We believe we compete favorably with respect to these factors.

V Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. This section lists our outlook, risks and concerns:

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- We may not be able to sustain our previous profit margins or levels of profitability.
- The economic environment, pricing pressures, and decreased employee utilization rates could negatively impact our revenues and operating results.
- Our revenues are highly dependent on clients primarily located in the U.S. and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the U.S., Europe or those industries, or any other impact on the growth of such industries, may affect our business.
- Currency fluctuations may affect the results or our operations or the value of our American Depositary Shares (ADSs).
- Our success depends largely on our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Any inability to manage our growth could disrupt our business and reduce our profitability.
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.
- Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.
- Proposed legislation in certain countries in which we operate, including the U.S. and the U.K., may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.
- Restrictions on immigration may affect our ability to compete and provide services to clients in the U.S., Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.
- Our success depends in large part on our management team and key personnel and our ability to attract and retain them.
- Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned on our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our increasing work with government agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
- Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup our investment costs to develop our software products.
- We may engage in acquisitions, strategic investments / partnerships / alliances or other ventures that may or may not be successful.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and man-made disasters.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides us or when our tax holidays expire, reduce or are terminated.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
- Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the U.S. against us or our affiliates.
- Holders of ADSs are subject to the SEBI's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- The laws of India do not protect intellectual property rights (IPR) to the same extent as those of the U.S., and we may be unsuccessful in protecting our IPR. We may also be subject to third party claims of IP infringement.
- Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.

VI Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in the consulting and outsourcing services industry enables us to attract and retain some of the best talent in India.

Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver is among the highest in the global technology services industry. We are committed to remain among the industry's leading employers.

As at March 31, 2014, the Group employed 1,60,405 employees, of which 1,51,059 are software and business process management professionals, including trainees. During fiscal year 2014, we recorded 3,717 new hires, net of attrition. Our culture and reputation as a leader in the consultancy and outsourcing services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include recruitment, training and development, and compensation.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit students in India who have consistently shown high levels of achievement. We also selectively recruit students from campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal year 2014, we received 9,11,220 employment applications, interviewed 45,955 applicants and extended offers of employment to 33,225 applicants. In fiscal year 2014, we added 801 new employees, net of attrition on a standalone basis. These statistics do not include our subsidiaries. The Group has recruited 3,717 new hires, net of attrition, during fiscal year 2014.

Training and development

Competency development of our employees continues to be a key area of strategic focus for us. We launched new programs to align with the needs of the Infosys 3.0 strategy. In keeping with the changes in the use of technology in education, we enhanced our technology-led training efforts in multiple areas.

Our flagship industry-academia partnership program, Campus Connect, also launched the technology-enabled co-teach program to reach out to students in engineering institutions.

The knowledge management system at Infosys won the Indian Most Admired Knowledge Enterprise (MAKE) award for the ninth time. Our researchers continued to demonstrate their thought leadership in several areas through their publications at global conferences and through contributions to book chapters and publications.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our Company's performance.

Risk management report

The following section discusses various dimensions of our enterprise risk management. The risk-related information outlined in this section is not exhaustive and is for information purposes only. The discussion may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.

A. Overview

Our Enterprise Risk Management (ERM) framework encompasses practices relating to identification, assessment, monitoring and mitigation of various risks to key business objectives. ERM at Infosys seeks to minimize adverse impact of risks on our key business objectives and enables the Company to leverage market opportunities effectively. Our corporate scorecard enunciates the key business objectives of the Company through a set of specific goals that have to be achieved in the short term, and strategic goals aimed at achieving our aspirations in the medium term. Our business objectives include goals relating to dimensions such as financial, clients and markets, operational excellence, reputation, and talent and leadership. Since there are linkages between risks and key business objectives, several risks can impact the achievement of a business objective. Similarly, a single risk can impact the achievement of several business objectives.

Our risk management practices seek to sustain and enhance the long-term competitive advantage of the Company. Risk management is integral to our business model, described as 'Predictable, Sustainable, Profitable and De-risked' (PSPD) model. Our core values and ethics provide the platform for our risk management practices.

B. Key components of Infosys risk management framework


Key Risk Categories
Industry
Operations
Societal
Strategy
Counterparty
Resources
Regulatory Environment
Impact of Risk on Key Business Objectives
Dimensions of Key Business Objectives
Financial
Talent and Leadership
Reputation
Clients and Markets
Operational Excellence
Risk Governance Structure
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Risk Managers
Infoscions
Key Risk Management Processes
Risk Identification and Assessment
Integration with Strategy and Business Plan
Risk Evaluation
Risk Mitigation and Monitoring
Risk Reporting and Disclosures
Risk Entity Levels
Corporate Level
Business Unit Level
Client Account Level
Project Level
Risk Aggregation
Risk Inheritance

1. Risk management: Governance structure

Our risk management framework works at various levels across the enterprise. These levels form the strategic defense cover of our risk management. The key roles and responsibilities regarding risk management in the Company are summarized as follows:

Level	Key roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Approving key business objectives to be achieved by the Company. Ensuring that the Executive Management focuses on managing risks to key business objectives. • Review the performance of Risk Management Committee

Level	Key roles and responsibilities
Risk Management Committee (RMC)	• Comprises four independent directors – Ravi Venkatesan, *Chairperson* – Dr. Omkar Goswami – R. Seshasayee – Kiran Mazumdar-Shaw *Note : David L. Boyles ceased to be a member of the Committee, effective January 17, 2014.* • Assisting the Board in fulfilling its oversight responsibilities with regard to Enterprise Risk Management • Reviewing risk management practices and actions deployed by the Executive Management in respect of identification, impact assessment, monitoring, mitigation and reporting of key risks to the achievement of business objectives, as per Infosys risk framework • Reviewing and approving risk-related disclosures
Risk Council (RC)	• Comprises Executive Vice Chairman, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) • Responsible for day-to-day oversight of risk management, including, identification, impact assessment, monitoring, mitigation, and reporting • Reviewing enterprise risks to the achievement of business objectives periodically, initiating mitigation actions, identifying owners for mitigation actions, and reviewing progress of mitigation actions • Formulation and deployment of risk management policies and procedures • Providing updates to Risk Management Committee and the Board from time-to-time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Headed by Chief Risk Officer (CRO) • Comprises the network of risk managers from business units and specialist groups • Facilitating the execution of risk management practices in the enterprise, in the areas of risk identification, impact assessment, monitoring, mitigation and reporting • Providing periodic updates to Risk Council and quarterly updates to Risk Management Committee on risks to key business objectives and their mitigation • Working closely with mitigation action owners in deploying mitigation measures and monitoring their effectiveness • Working closely with internal audit, business continuity management services, information security, intellectual property and quality audit teams for identification, monitoring and mitigation of operational risks
Unit Risk Managers	• Managing their functions as per Company risk management practices • Ensuring compliance to policies and procedures laid out by the Company in their respective business units • Managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Ensuring effectiveness of risk mitigation actions in their units • Reporting risk events and incidents relating to their unit in a timely manner
Infoscions	• Adhering to risk management policies and procedures • Implementing prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

2. Key business objectives

We have a multi-horizon strategy planning process, and we revalidate the strategic themes and the business objectives of the Company, annually. The business objectives span five performance dimensions — financial, clients and markets, operational excellence, reputation, global talent and leadership — and the balance between short and medium term. The corporate performance objectives with the performance metrics and targets to be achieved during the year are encapsulated in the corporate scorecard. The corporate performance is measured, monitored and managed on an on-going basis.

The focus of risk management is to assess risks to the achievement of key business objectives as enunciated in the corporate scorecard and to deploy mitigation measures. The periodic review meetings of the Risk Management Committee and the Risk Council focus on reviewing risks to the achievement of key business objectives and actions taken to mitigate them.

3. Risk categories

The following broad categories of risks to the business objectives have been considered in our risk management framework :

- Strategy : Risks originating from the choices we make on markets, business mix, resources and delivery models can potentially impact our competitive advantage in the medium and long term. Risks related to scalability and sustainability of our business might also have an impact on our business.
- Industry : Risks relating to inherent characteristics of our industry including, competitive structure, emergence of new business models, technological landscape, extent of linkage to economic environment and regulatory structure.
- Counterparty : Risks arising from our association with entities for conducting business. The counterparties include clients, vendors, alliance partners and their respective industries. Apart from credit risk, counterparty risks include those relating to litigation and loss of reputation.
- Resources : Risks arising from inappropriate sourcing or sub-optimal utilization of key organizational resources such as financial capital, talent and infrastructure.
- Operations : Risks inherent to business operations including those relating to client acquisition, service delivery to clients, business support activities, information security, intellectual property, physical security, and business activity disruptions. Operational risks are assessed primarily on three dimensions, business process effectiveness, compliance to policies and procedures, and strength of underlying controls.

- Regulatory environment : Risks due to adverse developments in regulatory environment that could potentially impact our business objectives and lead to loss of reputation.
- Societal : Risks and opportunities relating to our focus on the environment and society at large. Environmental focus includes conservation of essential resources such as water and energy, disposal of waste, minimizing emissions, etc. Social focus includes projects to impact the communities in the regions where we operate.

4. Key risk management practices

The key risk management practices include those relating to identifying key risks to our business objectives, impact assessment, risk analysis, risk evaluation, risk reporting and disclosures, risk mitigation and monitoring, and integration with strategy and business planning.

Risk identification and impact assessment : Mechanisms for identification and prioritization of risks include risk survey, industry benchmarking, incident analysis, business risk environment scanning, and focused discussions with the Risk Council and the Risk Management Committee. Risk register and internal audit findings also provide inputs for risk identification and assessment. Risk survey of executives across units, functions and subsidiaries is conducted on an annual basis to seek inputs on key risks. Further, periodic assessment of business risk environment is carried out to identify significant risks to the achievement of business objectives and prioritizing the risks for action. Scenario-based risk assessments are also carried out. Operational risks are assessed primarily on three dimensions, namely, strength of underlying controls, compliance to policies and procedures and business process effectiveness.

Risk evaluation : Risk evaluation is carried out to decide the significance of risks to the Company. Estimated risks are compared against the established risk criteria. The risk criteria include key focus areas namely : strategy, growth, cost, talent, reputation, leadership, and regulatory compliance.

Risk reporting and disclosures : Risks to the achievement of key business objectives, trend line of risk level, impact and mitigation actions are reported and discussed with the Risk Council and Risk Management Committee on a periodic basis. Key external and internal incidents with potential impact are reported and reviewed at appropriate forums such as the Information Security Council. Risks relating to client project execution and client account-level risks are reported and discussed at appropriate levels within the Company. Periodic update is provided to the Board highlighting key risks, their impact and mitigation actions. Key risk factors are disclosed in regulatory filings.

Risk mitigation and monitoring : For identified top risks, dashboards are created that track external and internal indicators relevant for risks to indicate the risk level and its likelihood of occurrence. The trend line assessment of top risks, analysis of exposure and potential impact are carried out periodically. Mitigation plans are finalized, owners are identified and progress of mitigation actions are monitored and reviewed. Further, for those business objectives, whose achievement is at risk, periodic reviews are conducted to deploy actions.

Integration with strategy and business planning : Identified risks to the business objectives in the near-term, medium-term and long-term are used as one of the key inputs for the development of strategy and annual business plan. Key strategic initiatives are identified to mitigate specific risks.

C. Risk management highlights

Our risk management practices continue to focus on minimizing adverse impact of risks on our key business objectives relating to growth, profitability, talent engagement, operational efficiency, reputation, regulatory compliance and to enable the Company to leverage market opportunities effectively. We continued our focus on mitigating talent management related risks relating to supply chain, both onsite and offshore, attraction, retention, engagement and competency development. Key developments in the regulatory environment relating to visas, impact of immigration bills in the countries we operate and their potential impact required close monitoring and actions. Impact of risks relating to reputation, our competitive position and differentiation in market segments and volatile currency movements also required continuous focus during the year. Periodic reviews of our business momentum relative to competition and competitive position in key markets were conducted and actions were deployed in this regard. Our active management of currency risks minimized the impact in a volatile currency market.

During the year, key leading external indicators in the United States showed improvement and macro environment in Europe showed stability in the second half leading to appreciation of respective currencies. We derive a majority of our revenue from these geographies. Operational risks in the areas including overseas employee administration, employee engagement and deployment, information security, physical security of development centers, project service delivery and contracts management required close monitoring and actions.

We carried out the following risk management activities to identify, monitor and mitigate impact of risks :

- Annual risk survey was conducted across functions to get inputs on key risks to the achievement of business objectives, their prioritization and mitigation actions to minimize impact. Top risks were reviewed and discussed with the Risk Council and the Risk Management Committee.
- Periodic assessment of risks, their potential impact on key business objectives relating to growth, profitability, talent engagement, market position, reputation and operational excellence were conducted. Further, progress of mitigation actions and their effectiveness were reviewed and discussed with the Risk Council and the Risk Management Committee.
- Risk assessment of our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines were conducted and actions were reviewed.
- Regularly assessed business risk environment including trend line of key external indicators and internal business indicators along with assessments by market segments, top clients growth, currency risk and credit risk.
- Assessed top risks through trend line of risk levels through dashboard indicators, exposure, potential impact and assessment of progress of mitigation actions.
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and key incidents. Reviewed operational risk areas including client service delivery, information security, physical security and business continuity management.
- Monitored key developments in regulatory environment relating to visas, particularly the impact of visa settlements on the reputation of the Company, immigration laws and impact assessments.
- Periodically reviewed global talent supply chain management-related aspects including attraction, retention and engagement.
- Monitored availability of natural resources such as water and power and its impact on our operations.
- Studied direct and indirect economic impacts in the regions of our operations.

CEO and CFO certification

To

The Board of Directors
Infosys Limited
Bangalore

We, S. D. Shibulal, Chief Executive Officer and Managing Director, and Rajiv Bansal, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement (standalone and consolidated) and all the notes on accounts and the Directors' report.
2. Based on our knowledge and information, these statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violative of the Company's Code of Conduct and Ethics.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in India.
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions) :
   a. There were no deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. There were no significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.
   d. There were no instances of fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior managerial personnel have affirmed compliance with the Code of Conduct and Ethics for the current year.

S. D. Shibulal
Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

Bangalore
April 15, 2014

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited ('the Company') which comprise the balance sheet as at 31 March 2014, the statement of profit and loss and the cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

The Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 ('the Act') read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(i) in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2014;

(ii) in the case of the statement of profit and loss, of the profit for the year ended on that date; and

(iii) in the case of the cash flow statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.
2. As required by section 227(3) of the Act, we report that :
   a. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b. in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c. the balance sheet, statement of profit and loss and cash flow statement dealt with by this Report are in agreement with the books of account;
   d. in our opinion, the balance sheet, statement of profit and loss and cash flow statement comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013; and
   e. on the basis of written representations received from the directors as on 31 March 2014, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2014, from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W

Akhil Bansal
Partner
Membership number 090906

Bangalore
15 April, 2014

Annexure to the Auditors' Report

The Annexure referred to in our report to the members of Infosys Limited ('the Company') for the year ended 31 March 2014. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted loans to two bodies corporate covered in the register maintained under section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was ₹ 1,950,186,528 and the year-end balance of such loan amounted to Nil. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loans had been granted to the bodies corporate listed in the register maintained under Section 301 of the Act were not, prima facie, prejudicial to the interest of the Company.

(c) In the case of the loans granted to the bodies corporate listed in the register maintained under section 301 of the Act, the borrowers have been regular in the payment of the interest as stipulated. The loans were repayable on demand and have been fully repaid during the year.

(d) The loans granted were repaid during the year. Accordingly, there are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under section 301 of the Act.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of ₹ 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax, and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2014 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income-tax demanded	5,084,704	Assessment year 2006-2007	CIT (Appeals), Bangalore
Income Tax Act, 1961	Income tax	(1) 29,595,642	Assessment year 2009-2010	CIT (Appeals), Bangalore
Service tax	Service tax and penalty demanded	(2) 57,563,973	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax demanded	(2) 25,784,864	January 2005 to March 2009	CESTAT, Bangalore
Service tax	Service tax and penalty demanded	(2) 231,521,178	February 2007 to March 2009	CESTAT, Bangalore
Service tax	Service tax demanded	(2) 41,972,658	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax demanded	(2) 64,654,051	April 2010 to March 2011	CESTAT, Bangalore
Service tax	Service tax and penalty demanded	60,643,700	April 2007 to March 2008	Commissioner, Bangalore
APVAT Act, 2005	Sales tax demanded	(1)(2) 3,112,450	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	(1)(2) 935,455	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	45,250,506	September 2008 to October 2011	Specified Officer of SEZ
Central Excise Act, 1944	Excise duty & penalty	(2) 386,148,018	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	(2) 26,746,497	January 2010 to December 2010	Commissioner, Bangalore
Central Excise Act, 1944	Excise duty & penalty	45,132,885	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	(2) 32,344,749	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	(2) 42,003,700	January 2012 to November 2012	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	(1)(2) 481,461,456	April 2005 to March 2009	High Court of Karnataka

(1) net of amounts paid under protest.

(2) a stay order has been received against the amount disputed and not deposited.

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) The Company did not have any term loans outstanding during the year.

(xvii) The Company has not raised any funds on short-term basis.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W



Akhil Bansal
Partner
Membership number. 090906

Bangalore
15 April, 2014

Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2014	As at March 31, 2013
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	286	287
Reserves and surplus	2.2	41,806	35,772
		42,092	36,059
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	364	120
		364	176
CURRENT LIABILITIES			
Trade payables	2.5	68	178
Other current liabilities	2.6	4,071	2,827
Short-term provisions	2.7	6,117	3,788
		10,256	6,793
		52,712	43,028
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.8	5,719	4,425
Intangible assets	2.8	13	28
Capital work-in-progress		954	1,135
		6,686	5,588
Non-current investments	2.10	3,968	2,764
Deferred tax assets (net)	2.3	542	378
Long-term loans and advances	2.11	2,227	1,529
Other non-current assets	2.12	52	31
		13,475	10,290
CURRENT ASSETS			
Current investments	2.10	2,749	1,580
Trade receivables	2.13	7,336	6,365
Cash and cash equivalents	2.14	24,100	20,401
Short-term loans and advances	2.15	5,052	4,392
		39,237	32,738
		52,712	43,028
SIGNIFICANT ACCOUNTING POLICIES	1		

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk Officer and Company Secretary

Statement of Profit and Loss

in ₹ crore

Particulars	Note	Year ended March 31, 2014	Year ended March 31, 2013
Income from software services and products	2.16	44,341	36,765
Other income	2.17	2,576	2,215
Total revenue		46,917	38,980
Expenses			
Employee benefit expenses	2.18	24,350	19,932
Deferred consideration pertaining to acquisition	2.10.1	228	85
Cost of technical sub-contractors	2.18	2,596	1,731
Travel expenses	2.18	1,287	1,281
Cost of software packages and others	2.18	920	734
Communication expenses	2.18	329	289
Professional charges		474	504
Depreciation and amortization expense	2.8	1,101	956
Other expenses	2.18	1,630	1,194
Total expenses		32,915	26,706
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		14,002	12,274
Dividend income	2.36	–	83
PROFIT BEFORE TAX		14,002	12,357
Tax expense			
Current tax	2.19	4,063	3,361
Deferred tax	2.19	(255)	(120)
PROFIT FOR THE PERIOD		10,194	9,116
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Before Exceptional item			
Basic		178.39	157.55
Diluted		178.39	157.55
After Exceptional item			
Basic		178.39	158.76
Diluted		178.39	158.76
Number of shares used in computing earnings per share	2.32		
Basic		57,14,02,566	57,42,32,838
Diluted		57,14,02,566	57,42,33,691
SIGNIFICANT ACCOUNTING POLICIES	1		

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk Officer and Company Secretary

Cash Flow Statement

in ₹ crore

Particulars	Note	Year ended March 31, 2014	Year ended March 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax and exceptional item		14,002	12,274
Adjustments to reconcile profit before tax to cash generated by operating activities			
Depreciation and amortization expense		1,101	956
Deferred purchase price		228	85
Profit on sale of assets		(1)	–
Interest and dividend income		(2,272)	(1,931)
Effect of exchange differences on translation of assets and liabilities		26	15
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(34)	(45)
Changes in assets and liabilities			
Trade receivables		(971)	(961)
Loans and advances and other assets		(844)	(997)
Liabilities and provisions		1,542	690
		12,777	10,086
Income taxes paid		(3,629)	(3,144)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,148	6,942
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure		(2,490)	(1,852)
Proceeds from sale of fixed assets		2	5
Investments in subsidiaries		(2)	(1,384)
Investment in fixed maturity plan securities		(100)	–
Investment in mutual fund units		(21,262)	(21,178)
Disposal of liquid mutual fund units		20,986	19,606
Investment in certificates of deposit		(1,233)	–
Redemption of certificates of deposit		450	336
Investment in tax-free bonds		(927)	(308)
Interest and dividend received		2,269	1,868
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,307)	(2,907)
Dividend received		–	83
NET CASH USED IN INVESTING ACTIVITIES		(2,307)	(2,824)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		–	1
Loan given to subsidiary		(33)	(184)
Dividends paid		(2,686)	(2,698)
Dividend tax paid		(458)	(438)
NET CASH USED IN FINANCING ACTIVITIES		(3,177)	(3,319)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		34	45
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		3,698	844
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (includes ₹1 crore bank balances arising on consolidation of trust)		20,402	19,557
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		24,100	20,401
SIGNIFICANT ACCOUNTING POLICIES	1		

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk Officer and Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its controlled trust, Infosys Science Foundation, majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies Australia Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services, Inc. ('Infosys Public Services'), Infosys Consulting India Limited, Infosys Americas, Inc. ('Infosys Americas'), Edgeverve Systems Limited ('Edgeverve'), Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products and platforms.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with the Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified), the Companies Act, 1956 (to the extent applicable), and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed, and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings are classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded

and included in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for ₹5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2–5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation and amortization methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows is expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the Provident Fund Plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the Trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software, and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company, and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Statement of Profit and Loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Statement of Profit and Loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Statement of Profit and Loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the Statement of Profit and Loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on the Management's intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the Statement of Profit and Loss over the lease term.

2 Notes to accounts for the year ended March 31, 2014

Amounts in the financial statements are presented in ₹ crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current period presentation.

2.1 Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2014	2013
Authorized		
Equity shares, ₹5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up		
Equity shares, ₹5/- par value [(1)]	286	287
57,14,02,566 (57,42,36,166) equity shares fully paid-up		
	286	287

Notes : Forfeited shares amounted to ₹1,500/- (₹1,500/-)

[(1)] Refer to Note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was ₹42/-. The dividend for the year ended March 31, 2013 includes ₹27/- per share of final dividend. The total dividend appropriation amounted to ₹2,815 crore including corporate dividend tax of ₹403 crore.

The Board of Directors, in their meeting on October 11, 2013 declared an interim dividend of ₹20/- per equity share.

Further the Board of directors, in their meeting on April 15, 2014 proposed a final dividend of ₹43/- per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014. The total dividend appropriation for the year ended March 31, 2014 amounted to ₹4,233 crore including corporate dividend tax of ₹615 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholders holding more than 5% shares as at March 31, 2014 and March 31, 2013 are as follows :

Name of the shareholder	As at March 31, 2014		As at March 31, 2013	
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India [(1)]	1,86,56,581	3.25	3,42,33,932	5.96
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	9,24,70,660	16.10	7,08,83,217	12.34

[(1)] Includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2014 and March 31, 2013 is as follows :

Particulars	As at March 31, 2014		As at March 31, 2013	
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,36,166	287	57,42,30,001	287
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Less: Treasury shares	28,33,600	1	–	–
Number of shares at the end of the period	57,14,02,566	286	57,42,36,166	287

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Infosys Limited Employees' Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal year 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Trust. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan during the year ended March 31, 2013. The activity in the 1999 Plan during the year ended March 31, 2013 is set out below :

Particulars	Year ended March 31, 2013
The 1999 Plan :	
Options outstanding, beginning of the period	11,683
Less: Exercised	6,165
Forfeited	5,518
Options outstanding, end of the period	–
Options exercisable, end of the period	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was ₹2,374/-

2.2 Reserves and surplus

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Capital reserve – Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account – Opening balance	3,065	3,064
Add: Reserves on consolidation of trust	4	–
Add: Receipts on exercise of employee stock options	–	1
	3,069	3,065
General reserve – Opening balance	7,270	6,359
Add: Transferred from Surplus	1,021	911
	8,291	7,270
Surplus – Opening balance	25,383	19,993
Add: Net profit after tax transferred from Statement of Profit and Loss	10,194	9,116
Reserves on consolidation of trust	50	–
Dividend eliminated on consolidation of trust	13	–
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (Refer to *Note 2.26*)	6	–
Amount available for appropriation	35,646	29,109
Appropriations:		
Interim dividend	1,149	862
Final dividend	2,469	1,550
Total dividend	3,618	2,412
Dividend tax	615	403
Amount transferred to general reserve	1,021	911
Surplus – Closing Balance	30,392	25,383
	41,806	35,772

2.3 Deferred Taxes

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Deferred tax assets		
Fixed assets	356	329
Trade receivables	44	18
Unavailed leave	249	133
Computer software	50	45
Accrued compensation to employees	31	29
Post-sales client support	98	67
Others	17	19
	845	640
Deferred tax liabilities		
Intangible assets	–	3
Branch profit tax	303	315
	303	318
Deferred tax assets after set off	542	378
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2014 and March 31, 2013, the Company has provided for branch profit tax of ₹303 crore and ₹315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹35 crore movement on account of exchange rate during the year ended March 31, 2014.

2.4 Other long-term liabilities

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Others		
Gratuity obligation – unamortized amount relating to plan amendment (Refer to *Note 2.29*)	7	11
Payable for acquisition of business (Refer to *Note 2.10.1*)	330	82
Rental deposits received from subsidiary (Refer to *Note 2.25*)	27	27
	364	120

2.5 Trade payables

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Trade payables	68	178
	68	178
Includes dues to subsidiaries (Refer to Note 2.25)	30	82

2.6 Other current liabilities

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Accrued salaries and benefits		
Salaries and benefits	503	79
Bonus and incentives	669	389
Other liabilities		
Provision for expenses [(1)]	1,296	914
Retention monies	72	69
Withholding and other taxes payable	834	587
Gratuity obligation – unamortized amount relating to plan amendment, current (Refer to *Note 2.29*)	4	4
Other payables [(2)]	63	36
Advances received from clients	21	20
Unearned revenue	606	726
Unpaid dividends	3	3
	4,071	2,827
[(1)] *Includes dues to subsidiaries (Refer to Note 2.25)*	8	34
[(2)] *Includes dues to subsidiaries (Refer to Note 2.25)*	3	33

2.7 Short-term provisions

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Provision for employee benefits		
Unavailed leave	798	502
Others		
Proposed dividend	2,469	1,550
Provision for		
Tax on dividend	420	263
Income taxes (net of advance tax and TDS)	2,105	1,274
Post-sales client support and warranties and other provisions	325	199
Provision towards visa related matters (Refer to *Note 2.35*)	–	–
	6,117	3,788

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Balance at the beginning	199	123
Provision recognized / (reversal)	124	79
Provision utilized	–	–
Exchange difference during the period	2	(3)
Balance at the end	325	199

Provision for post-sales client support and other provisions are expected to be utilized over a period of six months to one year.

Provision towards visa related matters amounting to ₹219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.8 Fixed assets

in ₹ crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2013	Additions / Adjustments during the year	Deductions / Retirement during the year	As at March 31, 2014	As at April 1, 2013	For the year	Deductions / Adjustments during the year	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
Tangible assets:										
Land: Freehold	492	290	1	781	–	–	–	–	781	492
Leasehold	348	1	–	349	–	–	–	–	349	348
Buildings [(1)(2)]	4,053	825	–	4,878	1,467	287	–	1,754	3,124	2,586
Plant and equipment [(2)]	779	312	1	1,090	547	125	1	671	419	232
Office equipment [(2)]	276	117	–	393	159	56	–	215	178	117
Computer equipment [(2)(3)]	1,525	672	19	2,178	1,053	520	19	1,554	624	472
Furniture and fixtures [(2)]	518	161	–	679	345	96	–	441	238	173
Vehicles	10	3	–	13	5	2	–	7	6	5
	8,001	2,381	21	10,361	3,576	1,086	20	4,642	5,719	4,425
Intangible assets:										
Intellectual Property Rights	59	–	–	59	31	15	–	46	13	28
	59	–	–	59	31	15	–	46	13	28
Total	8,060	2,381	21	10,420	3,607	1,101	20	4,688	5,732	4,453
Previous year [(4)]	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453	

(1) Buildings include ₹250/- being the value of 5 shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary.

(3) Includes computer equipment having gross book value of ₹1 crore (net book value Nil) transferred from Infosys Consulting India Limited (Refer note 2.26).

(4) During the years ended March 31, 2014 and March 31, 2013, certain assets which were old and not in use having gross book value of Nil and ₹521 crore respectively (net book value Nil), were retired.

Profit on disposal of fixed assets during the year ended March 31, 2014 is ₹1 crore (less than ₹1 crore for the year ended March 31, 2013).

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land – leasehold' under 'Tangible assets' in the financial statements

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2014 and *March 31, 2013* are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	49	32	17
	61	*34*	*27*
Plant	1	–	1
	–	*–*	*–*

The aggregate depreciation charged on the above assets during the year ended March 31, 2014 amounted to ₹3 crore (₹4 crore for the year ended March 31, 2013).

The rental income from Infosys BPO for the year ended March 31, 2014 amounted to ₹17 crore (₹17 crore for the year ended March 31, 2013).

2.9 Leases

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Lease rentals recognized during the year	177	148

in ₹ crore

Lease obligations payable	As at March 31,	
	2014	2013
Within one year of the Balance Sheet date	125	118
Due in a period between one year and five years	314	272
Due after five years	218	61

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend up to a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2014	As at March 31, 2013
Non-current investments		
Long-term investments – at cost		
Trade (unquoted)		
Investments in equity instruments of subsidiaries		
Infosys BPO Limited 3,38,22,319 (3,38,22,319) equity shares of ₹10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies Australia Pty. Limited 1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico 17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB 1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Tecnologia do Brasil Ltda 4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Co. Limited	234	234
Infosys Consulting India Limited Nil (10,00,000) equity shares of ₹10/- each, fully paid	–	1
Infosys Public Services, Inc. (Refer to *Note 2.25*) 3,50,00,000 (1,00,00,000) shares of US $0.50 par value, fully paid	99	24
Lodestone Holding AG (Refer to *Note 2.10.1* and *2.25*) 23,350 (3,350) – Class A shares of CHF 1,000 each and 29,400 (29,400) – Class B shares of CHF 100 each, fully paid up	1,323	1,187
Infosys Americas, Inc. (Refer to *Note 2.25*) 10,000 (Nil) shares of US $10 per share, fully paid up	1	–
Edgeverve Systems Limited (Refer to *Note 2.10.2* and *2.25*) 10,00,000 equity shares of ₹10/- each, fully paid	1	–
	2,664	2,452
Others (unquoted) (Refer to *Note 2.10.3*)		
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)		
Investments in tax-free bonds (Refer to *Note 2.10.4*)	1,300	308
	1,300	308
Total non-current investments	3,968	2,764
Current portion of long-term investments		
Quoted		
Fixed Maturity Plans (Refer to *Note 2.10.5*)	100	–
	100	–
Current investments – at the lower of cost and fair value		
Other current investments		
Unquoted		
Liquid mutual fund units (Refer to *Note 2.10.6*)	1,866	1,580
Certificates of deposit (Refer to *Note 2.10.6*)	783	–
	2,649	1,580
Total current investments	2,749	1,580
Total investments	6,717	4,344
Aggregate amount of quoted investments excluding interest accrued but not due of ₹48 crore included under *Note 2.15* short-term loans and advances	1,400	308
Market value of quoted investments	1,344	317
Aggregate amount of unquoted investments	5,319	4,038
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of

₹228 crore and ₹85 crore representing the proportionate charge of the deferred consideration has been recognized as an expense during the years ended March 31, 2014 and March 31, 2013 respectively.

2.10.2 Investment in Edgeverve Systems Limited

On February 14, 2014, Infosys incorporated a wholly-owned subsidiary called Edgeverve Systems Limited (Edgeverve). Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

2.10.3 Details of investments

The details of non-current other investments in equity instruments as at March 31, 2014 and March 31, 2013 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2014	2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA 21,54,100 (21,54,100) common stock at US $0.4348 each, fully paid, par value US $0.001 each	4	4
Merasport Technologies Private Limited 2,420 (2,420) equity shares at ₹8,052/- each, fully paid, par value ₹10/- each	2	2
Global Innovation and Technology Alliance 5,000 (5,000) equity shares at ₹1,000/- each, fully paid, par value ₹1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.4 Details of investments in tax-free bonds

The balances held in tax-free bonds as at March 31, 2014 and March 31, 2013 are as follows:

in ₹ crore

Particulars	Face Value ₹	As at March 31, 2014		As at March 31, 2013	
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	–	–
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	–	–
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	–	–
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	–	–
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	–	–
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	54	5,00,000	54
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	–	–
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	–	–
		64,56,450	1,300	30,00,000	308

2.10.5 Details of investments in fixed maturity plans

The balances held in fixed maturity plans as at March 31, 2014 are as follows:

in ₹ crore

Particulars	Units	Amount
UTI – Fixed Term Income Fund Series – XVII – XIII	2,50,00,000	25
HDFC Fixed Maturity Plans – Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M – Dir – Growth	2,50,00,000	25
DSP BlackRock FMP Series 151 12M – Dir – Growth	2,50,00,000	25
	10,00,00,000	100

There were no balances held in Fixed Maturity Plans as at March 31, 2013.

2.10.6 Details of investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2014 are as follows:

in ₹ crore

Particulars	Units	Amount
SBI Premier Liquid Fund – Direct Plan – Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund Daily Dividend – Direct Plan	23,95,149	240
Tata Liquid Fund Direct Plan – Daily Dividend	24,61,026	274
HDFC Liquid Fund – Direct Plan – Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund – Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund – Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan – Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan – Institutional – Direct Plan – Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund – STP – DD – Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

The balances held in liquid mutual fund units as at March 31, 2013 are as follows:

in ₹ crore

Particulars	Units	Amount
Tata Floater Fund Plan A – Daily Dividend – Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A – Daily Dividend – Direct Plan	2,77,271	34
Birla Sun Life Savings Fund – Daily Dividend Reinvestment – Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income – Daily Dividend – Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund – Institutional Plan – Daily Dividend – Direct Plan	58,42,445	584
DWS Ultra Short-term Fund – Institutional Plan – Daily Dividend – Direct Plan	17,99,62,153	180
	24,17,57,284	1,580

The balances held in certificates of deposit as at March 31, 2014 are as follows :

Particulars	Face value ₹	Units	Amount
Oriental Bank of Commerce	1,00,000/-	48,500	454
IDBI Bank Limited	1,00,000/-	10,000	93
Corporation Bank	1,00,000/-	8,000	75
Union Bank of India	1,00,000/-	5,000	46
Indian Overseas Bank	1,00,000/-	5,000	46
HDFC Bank	1,00,000/-	5,000	46
Vijaya Bank	1,00,000/-	2,500	23
		84,000	783

There were no balances held in certificates of deposit as at March 31, 2013.

2.11 Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Unsecured, considered good		
Capital advances	687	439
Electricity and other deposits	59	28
Rental deposits [1]	48	29
Other loans and advances		
Advance income taxes (net of provisions)	1,417	1,019
Prepaid expenses	10	8
Loans and advances to employees		
Housing and other loans	6	6
	2,227	1,529
[1] Includes deposits with subsidiaries (Refer to Note 2.25)	21	–

2.12 Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Others		
Restricted deposits (Refer to *Note 2.33*)	43	–
Advance to gratuity trust (Refer to *Note 2.29*)	9	31
	52	31

2.13 Trade receivables [1]

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	135	61
Less: Provision for doubtful debts	135	61
	–	–
Other debts		
Unsecured		
Considered good [2]	7,336	6,365
Considered doubtful	61	24
	7,397	6,389
Less: Provision for doubtful debts	61	24
	7,336	6,365
	7,336	6,365
[1] Includes dues from companies where directors are interested	117	21
[2] Includes dues from subsidiaries (Refer to Note 2.25)	129	204

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for six months or longer

from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	20,600	17,401
Others		
Deposits with financial institutions	3,500	3,000
	24,100	20,401
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	181
Balances with banks held as margin money deposits against guarantees	200	189

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of ₹203 crore and ₹192 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31, 2014	As at March 31, 2013
In current accounts		
ANZ Bank, Taiwan	1	1
Bank of America, U.S.	632	751
Citibank NA, Australia	75	131
Citibank NA, Dubai	–	4
Citibank NA, India	2	13
Citibank NA, EEFC (U.S. Dollar account)	–	110
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	1
Citibank NA, South Africa	1	1
Citibank NA, Thailand	1	1
Deutsche Bank, India	7	10
Deutsche Bank – EEFC (Euro account)	8	21
Deutsche Bank – EEFC (GBP account)	11	–
Deutsche Bank – EEFC (AUD account)	8	–
Deutsche Bank – EEFC (U.S. Dollar account)	63	64
Deutsche Bank, Belgium	12	10
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, Netherlands	16	10
Deutsche Bank, Russia	1	2
Deutsche Bank, Russia (U.S. Dollar account)	13	–
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (U.S. Dollar account)	2	–
Deutsche Bank, U.K.	73	69
Deutsche Bank – EEFC (Swiss Franc account)	1	2
HSBC, Hong Kong	2	–
ICICI Bank, India	31	44
ICICI Bank – EEFC (U.S. Dollar account)	8	9
Nordbanken, Sweden	13	2
Punjab National Bank, India	3	3
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
State Bank of India	9	–
The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	–	1
	1,082	1,315
In deposit accounts		
Allahabad Bank	931	275
Andhra Bank	753	704
Axis Bank	1,000	1,000
Bank of Baroda	2,125	1,919
Bank of India	2,461	1,891
Canara Bank	2,046	1,891
Central Bank of India	1,500	1,262
Corporation Bank	1,054	699
Federal Bank	–	25
ICICI Bank	2,976	2,499
IDBI Bank	1,650	995
IndusInd Bank	25	–
ING Vysya Bank	200	88
Indian Overseas Bank	700	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	200
Oriental Bank of Commerce	86	750
Ratnakar Bank	–	5
State Bank of Hyderabad	–	700
South Indian Bank	–	25
Syndicate Bank	783	–
Vijaya Bank	775	300
Yes Bank	200	200
	19,315	15,894
In unpaid dividend accounts		
HDFC Bank – Unclaimed dividend account	1	1
ICICI bank – Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees		
Canara Bank	142	130
ICICI Bank	–	1
State Bank of India	58	58
	200	189
Deposits with financial institutions		
HDFC Limited	3,500	3,000
	3,500	3,000
Total cash and cash equivalents as per Balance Sheet	24,100	20,401

2.15 Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Unsecured, considered good		
Loans to subsidiary (Refer to *Note 2.25*)	36	184
Others		
Advances		
Prepaid expenses	98	57
For supply of goods and rendering of services	72	46
Withholding and other taxes receivable	987	732
Others [1]	20	12
	1,213	1,031
Restricted deposits (Refer to *Note 2.33*)	934	724
Unbilled revenues [2]	2,392	2,217
Interest accrued but not due	92	91
Loans and advances to employees		
Housing and other loans	64	62
Salary advances	127	125
Electricity and other deposits	8	31
Mark-to-market forward and options contracts	217	88
Rental deposits [3]	5	23
	5,052	4,392
Unsecured, considered doubtful		
Loans and advances to employees	6	6
	5,058	4,398
Less: Provision for doubtful loans and advances to employees	6	6
	5,052	4,392
[1] *Includes dues from subsidiaries (Refer to Note 2.25)*	13	10
[2] *Includes dues from subsidiaries (Refer to Note 2.25)*	–	5
[3] *Includes deposits with subsidiaries (Refer to Note 2.25)*	–	21

2.16 Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Income from software services	42,531	35,163
Income from software products	1,810	1,602
	44,341	36,765

2.17 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Interest received on deposits with banks and others	2,135	1,714
Dividend received on investment in mutual fund units	137	217
Miscellaneous income, net	26	27
Gains / (losses) on foreign currency, net	278	257
	2,576	2,215

2.18 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	23,852	19,523
Contribution to provident and other funds	432	378
Staff welfare	66	31
	24,350	19,932
Cost of technical sub-contractors		
Technical sub-contractors – subsidiaries	1,451	500
Technical sub-contractors – others	1,145	1,231
	2,596	1,731
Travel expenses		
Overseas travel expenses	1,186	1,174
Traveling and conveyance	101	107
	1,287	1,281
Cost of software packages and others		
For own use	726	585
Third party items bought for service delivery to clients	194	149
	920	734
Communication expenses		
Telephone charges	232	214
Communication expenses	97	75
	329	289
Other expenses		
Office maintenance	315	262
Power and fuel	181	180
Brand building	77	84
Rent	177	148
Rates and taxes, excluding taxes on income	89	69
Repairs to building	40	38
Repairs to plant and machinery	41	40
Computer maintenance	90	69
Consumables	21	22
Insurance charges	34	34
Research grants	8	9
Marketing expenses	31	29
Commission charges	38	32
Printing and stationery	14	11
Professional membership and seminar participation fees	16	16
Postage and courier	21	11
Advertisements	1	5
Provision for post-sales client support and warranties	36	79
Commission to non-whole-time directors	8	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	126	30
Books and periodicals	4	3
Auditor's remuneration		
Statutory audit fees	1	1
Other services	–	1
Bank charges and commission	6	3
Miscellaneous expenses	23	(2)
Donations	12	11
Others (Refer to *Note 2.35*)	219	–
	1,630	1,194

2.19 Tax expenses

in ₹ crore

Particulars	Year ended March 31, 2014	2013
Current tax		
Income tax	4,063	3,361
Deferred tax	(255)	(120)
	3,808	3,241

During the years ended March 31, 2014 and March 31, 2013 the Company had a reversal of ₹19 crore (net of provisions) and provision of ₹6 crore (net of reversals), respectively, pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.20 Contingent liabilities and commitments (To the extent not provided for)

in ₹ crore

Particulars	As at March 31, 2014		2013	
Contingent liabilities				
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		24		19
Claims against the Company, not acknowledged as debts [(1)]		169		535
[Net of amount paid to statutory authorities ₹1,716 crore (*₹1,114 crore*)]				
Commitments				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		827		1,139
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	724	4,338	814	4,419
In Euro	49	405	50	348
In GBP	73	732	55	453
In AUD	75	415	70	396
Option outstanding				
In USD	20	120	–	–
		6,010		5,616

(1) Claims against the Company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of ₹1,548 crore (₹1,088 crore), including interest of ₹430 crore (₹313 crore) upon completion of their tax review for fiscal years 2006, 2007, 2008 and 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal years 2007, 2008 and 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal years 2006, 2007, 2008 and 2009 are pending before the Commissioner of Income tax (Appeals), Bangalore. The company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (₹1,189 crore as at March 31, 2013).

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As at March 31, 2014	2013
Not later than one month	1,137	945
Later than one month and not later than three months	2,674	1,701
Later than three months and not later than one year	2,199	2,970
	6,010	5,616

The Company recognized a gain on derivative financial instruments of ₹217 crore and ₹68 crore during the years ended March 31, 2014 and March 31, 2013, respectively, which is included in other income.

2.21 Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the Statement of Profit and Loss as per revised Schedule VI to the Companies Act, 1956.

2.22 Imports (Valued on the cost, insurance and freight basis)

in ₹ crore

Particulars	Year ended March 31, 2014	2013
Capital goods	374	307
Software packages	3	3
	377	310

2.23 Activity in foreign currency

in ₹ crore

Particulars	Year ended March 31, 2014	2013
Earnings in foreign currency		
Income from software services and products	43,150	36,020
Interest received from banks and others	7	4
Dividend received from subsidiary	–	83
	43,157	36,107
Expenditure in foreign currency		
Overseas travel expenses (including visa charges)	990	996
Professional charges	513	368
Technical sub-contractors – subsidiaries	1,299	382
Overseas salaries and incentives	16,523	13,164
Other expenditure incurred overseas for software development	2,075	1,924
	21,400	16,834
Net earnings in foreign currency	21,757	19,273

2.24 Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depository bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in ₹ crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31, 2014	2013
Interim dividend for fiscal year 2014	2	8,76,42,560	175	–
Final dividend for fiscal year 2013	2	7,19,18,545	194	–
Interim dividend for fiscal year 2013	3	6,45,41,612	–	97
Special dividend for fiscal year 2012 – 10 years of Infosys BPO operations	4	7,73,18,432	–	77
Final dividend for fiscal year 2012	4	7,73,18,432	–	170

2.25 Related party transactions

The list of related parties are as follows:

in %

Name of subsidiaries	Country	Holding as at March 31, 2014	2013
Infosys BPO	India	99.98	99.98
Infosys China	China	100	100
Infosys Mexico	Mexico	100	100
Infosys Sweden	Sweden	100	100
Infosys Shanghai	China	100	100
Infosys Brasil	Brazil	100	100
Infosys Public Services	U.S.	100	100
Infosys Consulting India Limited (1)	India	–	100
Infosys Americas (2)	U.S.	100	–
Infosys BPO s.r.o (3)	Czech Republic	99.98	99.98
Infosys BPO Poland Sp..z o.o. (3)	Poland	99.98	99.98
Infosys BPO S. de R.L. de C. V. (3)(15)	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	U.S.	99.98	99.98
Portland Group Pty. Limited (3)(4)	Australia	99.98	99.98
Portland Procurement Services Pty. Limited (10)	Australia	99.98	99.98
Infosys Australia (5)	Australia	100	100
Edgeverve Systems Limited (14)	India	100	–
Lodestone Holding AG (6)	Switzerland	100	100
Lodestone Management Consultants (Canada) Inc. (7)(13)	Canada	–	100
Lodestone Management Consultants Inc. (7)	U.S.	100	100
Lodestone Management Consultants Pty. Limited (7)	Australia	100	100
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100	100
Lodestone Augmentis AG (12)	Switzerland	100	100
Hafner Bauer & Ödman GmbH (7)	Switzerland	100	100
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90	99.90
Lodestone Management Consultants GmbH (7)	Germany	100	100
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100	100
Lodestone Management Consultants SAS (7)	France	100	100
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100	100
Lodestone Management Consultants GmbH (7)	Austria	100	100
Lodestone Management Consultants China Co., Ltd. (7)	China	100	100
Lodestone Management Consultants Ltd. (7)	U.K.	100	100

Name of subsidiaries	Country	Holding as at March 31,	
		2014	2013
Lodestone Management Consultants B.V. (7)	Netherlands	100	100
Lodestone Management Consultants Ltda. (9)	Brazil	99.99	99.99
Lodestone Management Consultants sp. z o.o. (7)	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100	100
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100	100
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100	100

(1) *Refer to Note 2.26*
(2) *Incorporated effective June 25, 2013*
(3) *Wholly-owned subsidiaries of Infosys BPO*
(4) *On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Limited*
(5) *Under liquidation*
(6) *On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG*
(7) *Wholly-owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012*
(8) *Liquidated effective February 14, 2013*
(9) *Majority-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012*
(10) *Wholly-owned subsidiary of Portland Group Pty. Limited. Under liquidation.*
(11) *Incorporated effective January 10, 2013*
(12) *Wholly-owned subsidiary of Lodestone Management Consultants AG*
(13) *Liquidated effective December 31, 2013*
(14) *Incorporated effective February 14, 2014 (Refer to Note 2.10.2)*
(15) *Incorporated effective February 14, 2014*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole-time directors

Narayana Murthy *Appointed effective June 1, 2013*	V. Balakrishnan *Resigned effective December 31, 2013*
S. Gopalakrishnan	Ashok Vemuri *Resigned effective September 12, 2013*
S. D. Shibulal	B. G. Srinivas
Srinath Batni	U. B. Pravin Rao *Appointed effective January 10, 2014*

Non-whole-time directors

K. V. Kamath	R. Seshasayee
Deepak M. Satwalekar *Retired effective November 13, 2013*	Ann M. Fudge
Dr. Omkar Goswami	Ravi Venkatesan
David L. Boyles *Retired effective January 17, 2014*	Leo Puri *Appointed effective April 11, 2013 and resigned effective August 14, 2013*
Sridar A. Iyengar *Retired effective August 13, 2012*	Kiran Mazumdar-Shaw *Appointed effective January 10, 2014*
Prof. Jeffrey S. Lehman	

Executive council members (1)

U. Ramadas Kamath	Nithyanandan Radhakrishnan *Effective August 19, 2013*
Chandrashekar Kakal *Resigning effective April 18, 2014*	V. G. Dheeshjith *Effective November 1, 2013*
Nandita Gurjar	Ganesh Gopalakrishnan *Effective November 1, 2013)*
Stephen R. Pratt *Resigned effective January 31, 2014*	Haragopal Mangipudi *Effective November 1, 2013*
Basab Pradhan *Resigned effective July 12, 2013*	Jackie Korhonen *Effective November 1, 2013*
Prasad Thrikutam	Manish Tandon *Effective November 1, 2013*
Rajiv Bansal *Effective November 1, 2012*	K. Muralikrishna *Effective November 1, 2013*
Srikantan Moorthy *Effective April 1, 2013*	S. Ravi Kumar *Effective November 1, 2013*
Sanjay Purohit *Effective April 1, 2013*	Sanjay Jalona *Effective November 1, 2013*
Ranganath D. Mavinakere *Effective August 19, 2013*	Subrahmanyam Goparaju *Appointed effective November 1, 2013 and resigned effective December 27, 2013*
Binod Hampapur Rangadore *Effective August 19, 2013*	

(1) *Executive Council dissolved effective April 1, 2014*

Chief Risk Officer and Company Secretary

Parvatheesam K. *Appointed effective September 12, 2013*

The details of amounts due to or due from as at March 31, 2014 and March 31, 2013 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Trade Receivables		
Infosys China	8	4
Infosys Mexico	2	–
Infosys Brasil	4	–
Infosys BPO (including subsidiaries)	1	40
Lodestone Holding AG (including subsidiaries)	16	–
Infosys Public Services	98	160
	129	204
Loans		
Infosys Public Services	–	68
Infosys Brasil	36	–
Lodestone Holding AG	–	116
	36	184
Other receivables		
Infosys BPO (including subsidiaries)	2	9
Infosys Sweden	5	–
Infosys Public Services	2	–
Lodestone Holding AG (including subsidiaries)	4	1
	13	10
Unbilled revenues		
Infosys Public Services	–	5
	–	5
Trade payables		
Infosys China	14	9
Infosys BPO (including subsidiaries)	4	72
Infosys Mexico	1	1
Infosys Sweden	6	–
Lodestone Holding AG (including subsidiaries)	4	–
Infosys Brasil	1	–
	30	82

Particulars	As at March 31,	
	2014	2013
Other payables		
Infosys BPO (including subsidiaries)	3	10
Infosys China	(12)	–
Infosys Mexico	2	–
Lodestone Holding AG (including subsidiaries)	4	21
Infosys Consulting India	–	2
Infosys Brasil	6	–
Infosys Public Services	–	–
	3	33
Provision for expenses		
Infosys BPO (including subsidiaries)	2	1
Lodestone Holding AG (including subsidiaries)	6	33
	8	34
Rental deposit given for shared services		
Infosys BPO	21	21
Rental deposit taken for shared services		
Infosys BPO	27	27

Particulars	Maximum amount outstanding during	
	2014	2013
Loans and advances in the nature of loans given to subsidiaries		
Infosys Public Services	71	68
Infosys Brasil	35	–
Lodestone Holding AG	124	116

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the years ended March 31, 2014 and March 31, 2013 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Capital transactions		
Financing transactions		
Infosys Shanghai	–	141
Infosys Mexico	–	11
Infosys Brasil	–	49
Lodestone Holding AG	136	1,187
Infosys Americas	1	–
Infosys Public Services	75	–
Edgeverve	1	–
	213	1,388
Loans		
Infosys Public Services	(75)	66
Infosys Brasil	33	–
Lodestone Holding AG	(136)	118
	(178)	184
Revenue transactions		
Purchase of services		
Infosys Australia	–	2
Infosys China	225	238
Lodestone Holding AG (including subsidiaries)	1,020	104
Infosys BPO (including subsidiaries)	180	135
Infosys Sweden	10	6
Infosys Mexico	12	13
Infosys Brasil	4	2
	1,451	500

Particulars	Year ended March 31,	
	2014	2013
Purchase of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	74	72
	74	72
Interest income		
Lodestone Holding AG	4	2
Infosys Public Services	5	1
Infosys Brasil	1	–
	10	3
Sale of services		
Infosys Australia	–	1
Infosys China	9	1
Infosys Mexico	9	1
Lodestone Holding AG (including subsidiaries)	16	–
Infosys Brasil	4	–
Infosys BPO (including subsidiaries)	71	58
Infosys Public Services	577	439
	686	500
Sale of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	36	39
	36	39
Dividend income		
Infosys Australia	–	83
	–	83

During the year ended March 31, 2014, an amount of ₹9 crore (₹10 crore for the year ended March 31, 2013) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

The following table describes the compensation to key managerial personnel which comprise directors and members of the Executive Council:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Salaries and other employee benefits to whole-time directors and members of the Executive Council [(1)]	56	41
Commission and other benefits to non-executive / independent directors	9	9
Total	65	50

[(1)] Includes a one-time earn out payment of ₹6 crore made to Stephen Pratt during the year ended March 31, 2013

2.26 Merger of Infosys Consulting India Limited

The Honorable High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly-owned subsidiary of Infosys Limited and was engaged in software-related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly-owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.27 Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) [(1)]		
Capital Expenditure	–	3
Revenue Expenditure	261	247
Other R&D Expenditure		
Capital Expenditure	–	3
Revenue Expenditure	612	660
Total R&D Expenditure		
Capital Expenditure	–	6
Revenue Expenditure	873	907

[(1)] *DSIR has accorded weighted deduction approval for Finacle and Infosys Labs R&D centers of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Thiruvananthapuram locations. The approval is effective November 23, 2011.*

The eligible R&D revenue and capital expenditure are ₹261 crore and Nil for the year ended March 31, 2014 and ₹247 crore and ₹3 crore towards revenue and capital expenditure for the year ended March 31, 2013.

2.28 Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable industry segments based on the 'management approach' as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy and utilities, Communication and Services (ECS) and enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Years ended March 31, 2014 and *March 31, 2013*:

in ₹ crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	15,374	9,434	8,862	8,106	2,565	44,341
	12,775	*7,657*	*7,506*	*6,812*	*2,015*	*36,765*
Identifiable operating expenses	7,413	4,835	4,088	3,991	1,348	21,675
	5,767	*3,751*	*3,378*	*3,012*	*918*	*16,826*
Allocated expenses	3,408	2,194	2,057	1,884	596	10,139
	3,032	*1,880*	*1,844*	*1,673*	*495*	*8,924*
Segmental operating income	4,553	2,405	2,717	2,231	621	12,527
	3,976	*2,026*	*2,284*	*2,127*	*602*	*11,015*
Unallocable expenses						1,101
						956
Other income, net						2,576
						2,215
Profit before exceptional item and tax						14,002
						12,274
Exceptional item – Dividend Income						–
						83
Profit before tax						14,002
						12,357
Tax expense						3,808
						3,241
Profit after taxes and exceptional item						10,194
						9,116

Geographic segments

Years ended March 31, 2014 and *March 31, 2013* :

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	27,963	9,800	1,278	5,300	44,341
	23,454	*8,026*	*833*	*4,452*	*36,765*
Identifiable operating expenses	13,624	5,021	621	2,409	21,675
	10,699	*3,733*	*472*	*1,922*	*16,826*
Allocated expenses	6,577	2,210	249	1,103	10,139
	5,758	*1,949*	*179*	*1,038*	*8,924*
Segmental operating income	7,762	2,569	408	1,788	12,527
	6,997	*2,344*	*182*	*1,492*	*11,015*
Unallocable expenses					1,101
					956
Other income, net					2,576
					2,215
Profit before exceptional item and tax					14,002
					12,274
Exceptional item – Dividend income					–
					83
Profit before tax					14,002
					12,357
Tax expenses					3,808
					3,241
Profit after taxes and exceptional item					10,194
					9,116

2.29 Gratuity plan

The following table set out the status of the Gratuity Plan as required under AS 15.
Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in ₹ crore

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
Obligations at year beginning	612	569	459	308	256
Service cost	94	183	143	171	72
Interest cost	45	35	37	24	19
Transfer of obligation on amalgamation (Refer to *Note 2.26*)	3	–	–	–	(2)
Actuarial (gain) / loss	8	(23)	(6)	15	(4)
Benefits paid	(94)	(83)	(64)	(59)	(33)
Curtailment gain	–	(69)	–	–	–
Obligations at year end	668	612	569	459	308
Change in plan assets					
Plan assets at year beginning, at fair value	643	582	459	310	256
Expected return on plan assets	59	57	47	34	24
Actuarial gain / (loss)	(3)	1	–	1	1
Contributions	70	86	140	173	62
Benefits paid	(94)	(83)	(64)	(59)	(33)
Transfer of plan assets on amalgamation (Refer to *Note 2.26*)	2	–	–	–	–
Plan assets at year end at fair value	677	643	582	459	310
Reconciliation of present value of the obligation and the fair value of the plan assets :					
Fair value of plan assets at the end of the year	677	643	582	459	310
Present value of the defined benefit obligations at the end of the year	668	612	569	459	308
Asset recognized in the Balance Sheet	9	31	13	–	2
Assumptions					
Interest rate	9.20%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	8.00%	7.27%	7.27%	7.27%	7.27%

Note : Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Company.

Experience adjustments :

in ₹ crore

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
(Gain) / loss :					
Experience adjustments on plan liabilities	14	(49)	13	18	11
Experience adjustments on plan assets	3	–	–	1	4

Net gratuity cost for the years ended March 31, 2014 and March 31, 2013 comprises the following components:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Gratuity cost for the year		
Service cost	94	183
Interest cost	45	35
Expected return on plan assets	(59)	(57)
Actuarial (gain) / loss	11	(24)
Curtailment	–	(69)
Plan amendment amortization	(4)	(4)
Net gratuity cost	87	64
Actual return on plan assets	56	58

During the year ended March 31, 2010, a reimbursement obligation of ₹2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at March 31, 2014 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute ₹110 crore to the gratuity trust during the fiscal year 2015.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2014 and March 31, 2013 amounts to ₹11 crore and ₹15 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

The Company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of ₹69 crore for the year ended March 31, 2013 which has been recognized in the Statement of Profit and Loss for the year ended March 31, 2013.

2.30 Provident fund

The Company contributed ₹262 crore towards provident fund during the year ended March 31, 2014 (₹240 crore during the year ended March 31, 2013).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014, March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010.

The details of fund and plan asset position are given below:

in ₹ crore

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
Plan assets at year end, at fair value	2,817	2,399	1,816	1,579	1,295
Present value of benefit obligation at year end	2,817	2,399	1,816	1,579	1,295
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach :

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
Government of India (GOI) bond yield (in percentage)	9.20	7.95	8.57	7.98	7.83
Remaining term of maturity (in years)	8	8	8	7	7
Expected guaranteed interest rate (in percentage)	8.75	8.25	8.25	9.50	8.50

2.31 Superannuation

The Company contributed ₹202 crore to the superannuation trust during the year ended March 31, 2014, (₹176 crore during the year ended March 31, 2013).

2.32 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2014	2013
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,42,32,838
Add: Effect of dilutive issues of shares / stock options	–	853
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,42,33,691

2.33 Restricted deposits

Restricted deposits as at March 31, 2014 include ₹977 crore (₹724 crore as at March 31, 2013) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.34 Dues to micro small and medium enterprises

As at March 31, 2014, ₹1 crore is outstanding to micro and small enterprises. There are no interests due or outstanding on the same. The Company has no dues to micro and small enterprises during the quarter and year ended March 31, 2013.

2.35 Litigation

On May 23, 2011, the Company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the Company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The Company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney's Office for the Eastern District of Texas, the Company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security ('DHS') reviewed the Company's employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the Company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the Company related to such alleged errors.

On October 30, 2013, the Company settled the foregoing matters and entered into a Settlement Agreement ('Settlement Agreement') with the U.S. Attorney, the DHS and the United States Department of State ('State', and collectively with the U.S. Attorney and the DHS, the 'United States').

In the Settlement Agreement, the Company denied and disputed all allegations made by the United States, except for the allegation that the Company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the Company agreed, among other things, that :

- The company will pay to the United States an aggregate amount equal to ₹213 crore;
- The Company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
- Within 60 days after the first anniversary of the Settlement Agreement, the Company will furnish a report to the U.S. Attorney concerning the Company's compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that :

- The United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the Company's compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the 'Alleged Conduct');
- The United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the Company's foreign nationals, and will evaluate each visa or petition on its own individual merits;
- The United States will not use the Alleged Conduct to debar or suspend the Company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
- The United States will release the Company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on the Company related to the Alleged Conduct.

The Company recorded a charge related to the Settlement Agreement including legal costs of ₹219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amounts were paid prior to December 31, 2013.

In addition, the Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.36 Exceptional item

During the year ended March 31, 2013, the Company received dividend of ₹83 crore from its wholly-owned subsidiary Infosys Australia. The tax on such dividend is ₹14 crore.

2.37 Function-wise classification of the Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Income from software services and products	44,341	36,765
Software development expenses	26,738	21,662
GROSS PROFIT	17,603	15,103
Selling and marketing expenses	2,390	1,870
General and administration expenses	2,686	2,218
	5,076	4,088
OPERATING PROFIT BEFORE DEPRECIATION	12,527	11,015
Depreciation and amortization	1,101	956
OPERATING PROFIT	11,426	10,059
Other income	2,576	2,215
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	14,002	12,274
Dividend income	–	83
PROFIT BEFORE TAX	14,002	12,357
Tax expense :		
Current tax	4,063	3,361
Deferred tax	(255)	(120)
PROFIT FOR THE PERIOD	10,194	9,116

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal *Partner* Membership No. 090906	Narayana Murthy *Executive Chairman*	S. Gopalakrishnan *Executive Vice Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	K. V. Kamath *Director*
	R. Seshasayee *Director*	Dr. Omkar Goswami *Director*	Prof. Jeffrey S. Lehman *Director*	Ravi Venkatesan *Director*
	Kiran Mazumdar-Shaw *Director*	Srinath Batni *Director*	B. G. Srinivas *Director*	U. B. Pravin Rao *Director*
Bangalore April 15, 2014	Rajiv Bansal *Chief Financial Officer*	Parvatheesam K. *Chief Risk Officer and Company Secretary*		

Independent Auditors' report on consolidated financial statements

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited ('the Company') and subsidiaries, which comprise the consolidated Balance Sheet as at 31 March 2014, the consolidated Statement of Profit and Loss and consolidated Cash Flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

The Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated Balance Sheet, of the state of affairs of the Company as at 31 March 2014;

(ii) in the case of the consolidated Statement of Profit and Loss account, of the profit for the year ended on that date; and

(iii) in the case of the consolidated Cash Flow statement, of the cash flows for the year ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W

Akhil Bansal
Partner
Membership number 090906

Bangalore
15 April, 2014

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2014	As at March 31, 2013
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	286	286
Reserves and surplus	2.2	44,244	37,708
		44,530	37,994
Minority interests		–	–
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	405	182
		405	238
CURRENT LIABILITIES			
Trade payables		173	189
Other current liabilities	2.5	5,449	3,941
Short-term provisions	2.6	6,409	3,969
		12,031	8,099
		56,966	46,331
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.7	6,056	4,807
Intangible assets	2.7	2,322	2,332
Capital work-in-progress		961	1,140
		9,339	8,279
Non-current investments	2.9	1,307	377
Deferred tax assets (net)	2.3	629	469
Long-term loans and advances	2.10	2,560	1,796
Other non-current assets	2.11	53	67
		13,888	10,988
CURRENT ASSETS			
Current investments	2.9	3,024	1,739
Trade receivables	2.12	8,351	7,083
Cash and cash equivalents	2.13	25,950	21,832
Short-term loans and advances	2.14	5,753	4,689
		43,078	35,343
		56,966	46,331
SIGNIFICANT ACCOUNTING POLICIES	1		

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk Officer and Company Secretary

Consolidated Statement of Profit and Loss

in ₹ crore, except per share data

Particulars	Note	For the year ended March 31, 2014	2013
Income from software services and products	2.15	50,133	40,352
Other income	2.16	2,664	2,365
Total revenue		52,797	42,717
Expenses			
Employee benefit expenses	2.17	28,831	22,565
Deferred consideration pertaining to acquisition	2.28	228	85
Cost of technical sub-contractors		1,951	1,459
Travel expenses	2.17	1,697	1,509
Cost of software packages and others	2.17	982	777
Communication expenses	2.17	440	361
Professional charges		504	506
Depreciation and amortization expenses	2.7	1,317	1,099
Other expenses	2.17	2,119	1,557
Total expenses		38,069	29,918
PROFIT BEFORE TAX		14,728	12,799
Tax expense			
Current tax	2.18	4,308	3,518
Deferred tax	2.18	(236)	(148)
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS		10,656	9,429
Less: Minority Interests		–	–
PROFIT FOR THE PERIOD		10,656	9,429
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Basic		186.49	165.01
Diluted		186.49	165.01
Number of shares used in computing earnings per share	2.26		
Basic		57,14,02,566	57,13,99,238
Diluted		57,14,02,566	57,14,00,091
SIGNIFICANT ACCOUNTING POLICIES	1		

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk Officer and Company Secretary

Consolidated Cash Flow Statement

in ₹ crore

Particulars	Note	For the year ended March 31, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		14,728	12,799
Adjustments to reconcile profit before tax to cash provided by operating activities			
Depreciation and amortization expense		1,317	1,099
Deferred purchase price		228	85
Interest and dividend income		(2,380)	(2,022)
Loss / (Profit) on sale of tangible assets		–	(1)
Reversal of contingent consideration		(33)	–
Other non-cash item		–	(57)
Effect of exchange differences on translation of assets and liabilities		54	21
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(14)	(98)
Effect of exchange differences on translation of subsidiaries		80	22
Changes in assets and liabilities			
Trade receivables		(1,268)	(989)
Loans and advances and other assets		(1,060)	(1,138)
Liabilities and provisions		2,047	945
		13,699	10,666
Income taxes paid		(3,874)	(3,293)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,825	7,373
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure (including intangible assets)		(2,748)	(2,095)
Proceeds from sale of fixed assets		3	6
Payment for acquisition of business, net of cash acquired		–	(1,157)
Investments in liquid mutual fund units		(22,691)	(22,007)
Disposal of liquid mutual fund units		22,383	20,300
Investment in certificates of deposit		(1,280)	–
Disposal of certificates of deposit		450	336
Investments in tax-free bonds and government bonds		(932)	(373)
Redemption of government bonds		2	–
Investment in fixed maturity plan securities		(143)	–
Interest and dividend received		2,379	1,970
NET CASH USED IN INVESTING ACTIVITIES		(2,577)	(3,020)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of borrowings taken over from Lodestone		–	(89)
Proceeds from issuance of share capital on exercise of stock options		–	1
Dividends paid net of inter-company dividend		(2,686)	(2,684)
Dividend tax paid		(458)	(438)
NET CASH USED IN FINANCING ACTIVITIES		(3,144)	(3,210)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		14	98
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		4,118	1,241
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		21,832	20,591
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		25,950	21,832
SIGNIFICANT ACCOUNTING POLICIES	1		

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy
Executive Chairman

S. Gopalakrishnan
Executive Vice Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

K. V. Kamath
Director

R. Seshasayee
Director

Dr. Omkar Goswami
Director

Prof. Jeffrey S. Lehman
Director

Ravi Venkatesan
Director

Kiran Mazumdar-Shaw
Director

Srinath Batni
Director

B. G. Srinivas
Director

U. B. Pravin Rao
Director

Bangalore
April 15, 2014

Rajiv Bansal
Chief Financial Officer

Parvatheesam K.
Chief Risk Officer and Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies Australia Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda, ('Infosys Brasil'), Infosys Public Services, Inc. ('Infosys Public Services'), Infosys Americas, Inc. ('Infosys Americas'), Edgeverve Systems Limited ('Edgeverve'), Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services corporation. The group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products and platforms.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial Statements'. The financial statements of Infosys — the parent company, Infosys BPO and its wholly-owned subsidiaries, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting India, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Americas, Edgeverve, Infosys Shanghai, Infosys Lodestone and its controlled subsidiaries and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its Consolidated Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience, and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets, intangible assets, including goodwill and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for ₹5,000 or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2–5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation and amortization methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows is expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Group recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Consolidated Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which is periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India (LIC).

Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered

by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The translation of financial statements of the foreign subsidiaries from the local currency to the reporting currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in 'Reserves and Surplus'. When a subsidiary is disposed of, in part or in full, the relevant amount is transferred to profit or loss.

1.13 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Consolidated Statement of Profit and Loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Consolidated Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Consolidated Statement of Profit and Loss. Currently, hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Consolidated Statement of Profit and Loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in a situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in a situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Consolidated Statement of Profit and Loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed

converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.19 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Consolidated Statement of Profit and Loss over the lease term.

1.20 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2 Notes on accounts for the year ended March 31, 2014

Amounts in the financial statements are presented in ₹ crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current period presentation.

2.1 Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2014	2013
Authorized		
Equity shares, ₹5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up		
Equity shares, ₹5/- par value [(1)]	287	287
57,42,36,166 (57,42,36,166) equity shares fully paid-up		
Less: 28,33,600 (28,33,600) equity shares held by controlled trusts	1	1
	286	286

Notes: Forfeited shares amounted to ₹1,500/- (₹1,500/-)

[(1)] Refer to Note 2.26 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was ₹42/-. The dividend for the year ended March 31, 2013 includes ₹27/- per share of final dividend. The total dividend appropriation amounted to ₹2,815 crore including corporate dividend tax of ₹403 crore.

The Board of Directors, in their meeting on October 11, 2013, declared an interim dividend of ₹20/- per equity share. Further the Board of Directors, in their meeting on April 15, 2014, proposed a final dividend of ₹43/- per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014. The total dividend appropriation for the year ended March 31, 2014 amounted to ₹4,233 crore including corporate dividend tax of ₹615 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at March 31, 2014 and March 31, 2013 are set out below:

Name of the shareholder	As at March 31, 2014		As at March 31, 2013	
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India [(1)]	1,86,56,581	3.25	3,42,33,932	5.96
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	9,24,70,660	16.10	7,08,83,217	12.34

[(1)] *includes all schemes under their management*

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2014 and March 31, 2013 is set out below:

Particulars	As at March 31, 2014		As at March 31, 2013	
	No. of shares	Amount	No. of shares	Amount
Number of shares at the beginning of the period	57,14,02,566	286	57,13,96,401	286
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Number of shares at the end of the period	57,14,02,566	286	57,14,02,566	286

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Infosys Limited Employees' Welfare Trust ('the Trust'). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal year 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Trust. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2014 and the activity in the 1999 Plan during the year ended March 31, 2013 is set out below:

Particulars	Year ended March 31, 2013
The 1999 Plan:	
Options outstanding, beginning of the period	11,683
Less: Exercised	6,165
Forfeited	5,518
Options outstanding, end of the period	–
Options exercisable, end of the period	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was ₹2,374/-

2.2 Reserve and Surplus

Particulars	As at March 31,	
	2014	2013
Capital reserve – Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve – Opening balance	276	244
Add: Foreign currency translation during the year	100	32
Foreign currency translation reserve – Closing balance	376	276
Securities premium account – Opening balance	3,070	3,069
Add: Receipts on exercise of employee stock options	–	1
Income tax benefit arising from exercise of stock options	–	–
	3,070	3,070
General reserve – Opening balance	8,267	7,356
Add: Transferred from Surplus	1,021	911
	9,288	8,267
Other reserve – Opening balance [(1)]	–	–
Add: Transferred from Surplus	3	–
	3	–
Surplus – Opening Balance	26,041	20,323
Add: Intercompany dividend	13	15
Add: Net profit after tax transferred from Statement of Profit and Loss	10,656	9,429
Amount available for appropriation	36,710	29,767
Appropriations:		
Interim dividend	1,149	862
Final dividend	2,469	1,550
Total dividend	3,618	2,412
Dividend tax	615	403
Amount transferred to other reserve	3	–
Amount transferred to general reserve	1,021	911
Surplus – Closing Balance	31,453	26,041
	44,244	37,708

[(1)] *Under the Swiss Code of Obligation, few of Lodestone subsidiaries are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the company through difficult times, to prevent unemployment or to mitigate its consequences.*

2.3 Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Deferred tax assets		
Fixed assets	392	358
Trade receivables	47	19
Unavailed leave	268	146
Computer software	50	46
Accrued compensation to employees	43	30
Accumulated losses	4	36
Post sales client support	98	67
Others	35	29
	937	731
Deferred tax liabilities		
Branch profit tax	303	315
Intangible assets	–	3
Others	5	–
	308	318
Deferred tax assets after set off	629	469
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2014 and March 31, 2013, the Company has provided for branch profit tax of ₹303 crore and ₹315 crore respectively for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹35 crore movement on account of exchange rate during the year ended March 31, 2014.

2.4 Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Others		
Gratuity obligation – unamortized amount relating to plan amendment (Refer to *Note* 2.23)	7	11
Payable for acquisition of business	330	105
Deferred income – government grant on land use rights (1)	45	28
Accrued salaries and benefits		
Bonus and incentives	23	38
	405	182

(1) During the year ended March 31, 2014, Infosys Shanghai received a grant of approximately ₹15 crore from Government of China towards construction of campus which is yet to be completed.

2.5 Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Accrued salaries and benefits		
Salaries and benefits	573	148
Bonus and incentives	1,021	575
Other liabilities		
Provision for expenses	1,846	1,283
Retention monies	82	79
Withholding and other taxes payable	912	695
Gratuity obligation – unamortized amount relating to plan amendment, current (Refer to *Note* 2.23)	4	4
Payable for acquisition of business	–	9
Advances received from clients	40	36
Payable by controlled trusts	151	148
Unearned revenue	660	823
Deferred income – government grant on land use rights	1	1
Accrued gratuity (Refer to *Note* 2.23)	–	2
Unpaid dividends	3	3
Premiums held in trust (1)	135	117
Other payables	21	18
	5,449	3,941

(1) Represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

2.6 Short-term provisions

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Provision for employee benefits		
Unavailed leave	954	614
Others		
Proposed dividend	2,469	1,550
Provision for		
Tax on dividend	420	263
Income taxes (net of advance tax and TDS)	2,187	1,329
Post-sales client support and warranties and other provisions	379	213
Provision for visa-related matters (Refer to *Note* 2.29)	–	–
	6,409	3,969

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Balance at the beginning	213	133
Provision recognized / (reversal)	142	80
Provision utilized	(1)	–
Exchange difference during the period	25	–
Balance at the end	379	213

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of six months to one year.

Provision towards visa-related matters amounting to ₹219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.7 Fixed assets

in ₹ crore, except as otherwise stated

Particulars	Original cost					Depreciation and amortization					Net book value	
	As at April 1, 2013	Additions / acquisitions during the year	Deductions / Retirement during the year	Foreign exchange difference	As at March 31, 2014	As at April 1, 2013	For the year	Deductions / Adjustments during the year	Foreign exchange difference	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
Tangible assets												
Land: Freehold	493	290	1	–	782	–	–	–	–	–	782	493
Leasehold	359	1	–	–	360	–	–	–	–	–	360	359
Buildings [1]	4,199	827	–	–	5,026	1,497	297	–	–	1,794	3,232	2,702
Plant and equipment [2][3]	829	319	1	3	1,150	565	138	1	1	703	447	264
Office equipment [2][3]	425	126	2	2	551	271	75	1	–	345	206	154
Computer equipment [2][3]	1,887	759	27	40	2,659	1,306	657	27	29	1,965	694	581
Furniture and fixtures [2][3]	618	184	1	4	805	417	111	1	3	530	275	201
Leasehold improvements [3]	181	16	1	16	212	140	18	1	12	169	43	41
Vehicles [3]	26	11	4	2	35	14	5	3	2	18	17	12
	9,017	2,533	37	67	11,580	4,210	1,301	34	47	5,524	6,056	4,807
Intangible assets												
Goodwill	2,244	–	–	–	2,244	–	–	–	–	–	2,244	2,244
Intellectual property rights and others	58	–	–	–	58	30	15	–	–	45	13	28
Land use rights	62	–	–	6	68	2	1	–	–	3	65	60
	2,364	–	–	6	2,370	32	16	–	–	48	2,322	2,332
Total	11,381	2,533	37	73	13,950	4,242	1,317	34	47	5,572	8,378	7,139
Previous year	9,194	2,709	546	24	11,381	3,639	1,099	510	14	4,242	7,139	

[1] Buildings include ₹250/- being the value of 5 shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

[2] During the years ended March 31, 2014 and March 31, 2013, certain assets which were old and not in use having gross book value of ₹8 crore and ₹525 crore respectively, (net book value nil) were retired.

[3] Includes certain assets having gross book value of ₹58 crore, accumulated depreciation of ₹30 crore and net book value of ₹28 crore taken over on acquisition of Lodestone, which was effective from October 22, 2012.

Profit / (loss) on disposal of fixed assets during the years ended March 31, 2014 and March 31, 2013 is less than ₹1 crore and ₹1 crore respectively.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

2.8 Leases

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Lease rentals recognized during the year	319	249

in ₹ crore

Lease obligations payable	As at March 31,	
	2014	2013
Within one year of the Balance Sheet date	251	212
Due in a period between one year and five years	563	440
Due after five years	288	113

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.9 Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2014	2013
Non-current investments		
Long-term investments – at cost		
Others (unquoted) (Refer to *Note 2.9.1*)		
Investments in equity instruments	6	6
Less: Provision for equity investments	2	2
	4	4
Others (quoted)		
Investments in Tax-free Bonds (Refer to *Note 2.9.2*)	1,300	373
Investment in Government Bonds (Refer to *Note 2.9.2*)	3	–
	1,303	373
Total Non-current investments	1,307	377
Current investments		
Current portion of Long-term investments		
Quoted		
Fixed Maturity Plans (Refer to *Note 2.9.3*)	143	–
	143	–
Current investments – at the lower of cost and fair value		
Unquoted		
Liquid mutual fund units (Refer to *Note 2.9.4*)	2,051	1,739
Certificates of deposit (Refer to *Note 2.9.4*)	830	–
	2,881	1,739

Particulars	As at March 31,	
	2014	2013
Total Current investments	3,024	1,739
Total Investments	4,331	2,116
Aggregate amount of quoted investments excluding interest accrued but not due of ₹48 crore included under Note 2.14 Short-term Loans and advances	1,446	373

Particulars	As at March 31,	
	2014	2013
Market value of quoted investments	1,391	387
Aggregate amount of unquoted investments	2,887	1,745
Aggregate amount of provision made for non-current unquoted investments	2	2

2.9.1 Details of investments

The details of non-current other investments in equity instruments as at March 31, 2014 and March 31, 2013 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2014	2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA 21,54,100 (21,54,100) common stock at US $0.4348 each, fully paid, par value US $0.001 each	4	4
Merasport Technologies Private Limited 2,420 (2,420) equity shares at ₹8,052/- each, fully paid, par value ₹10/- each	2	2
Global Innovation and Technology Alliance 5,000 (5,000) equity shares at ₹1,000/- each, fully paid, par value ₹1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.9.2 Details of investments in tax-free bonds and government security bond

The balances held in tax-free bonds as at March 31, 2014 and March 31, 2013 is as follows:

in ₹ crore

Particulars	Face Value ₹	As at March 31, 2014		As at March 31, 2013	
		Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	–	–
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	–	–
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	54	5,00,000	54
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	–	–
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	–	–
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	–	–
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	5,00,000	50
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
		64,56,450	1,300	36,50,000	373

The balance held in Government Security Bond as at March 31, 2014 and March 31, 2013 is as follows:

in ₹ crore

Particulars	Face Value ₹	As at March 31, 2014		As at March 31, 2013	
		Units	Amount	Units	Amount
Philippine Government RPGB 1 $^{5}/_{8}$	134/-	2,00,000	3	–	–
		2,00,000	3	–	–

2.9.3 Details of investments in fixed maturity plans

The balances held in Fixed Maturity Plan as at March 31, 2014 is as follows:

in ₹ crore

Particulars	Units	Amount
UTI – Fixed Term Income Fund Series – XVII – XIII	2,50,00,000	25
HDFC Fixed Maturity Plans – Series 29	2,50,00,000	25
DSP Black Rock FMP Series 146 12M – Dir – Growth	2,50,00,000	25
DSP Black Rock FMP Series 151 12M – Dir – Growth	2,50,00,000	25
ICICI Prudential FMP Series 68-368 Days Plan G Direct Plan Cumulative	2,00,00,000	20
ICICI Prudential FMP Series 73-368 Days Plan D Direct Plan Cumulative	1,00,00,000	10
Birla Sun Life Interval Income Fund-Annual Plan IX-Gr. Direct	1,00,00,000	10
Birla Sun Life Fixed Term Plan – Series KQ368-Gr. Direct	30,00,000	3
	14,30,00,000	143

There were no balances held in Fixed Maturity Plan as at March 31, 2013.

2.9.4 Details of investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in ₹ crore

Particulars	Units	Amount
SBI Premier Liquid Fund – Direct Plan – Daily Dividend Reinvestment	19,89,646	200
IDFC Cash Fund Daily Dividend – Direct Plan	28,34,797	284
Tata Liquid Fund Direct Plan – Daily Dividend	27,93,482	311
HDFC Liquid Fund – Direct Plan – Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund – Direct Plan Daily Dividend	13,251	1
Reliance Liquidity Fund – Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L&T Liquid Fund Direct Plan – Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan – Institutional – Direct Plan – Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct-Reinvestment	2,49,95,687	250
Templeton India Treasury Management Account Super Institutional Plan – Direct	2,87,986	29
ICICI Prudential Liquid – Direct Plan – Daily Dividend	10,43,402	10
	37,45,73,818	2,051

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

in ₹ crore

Particulars	Units	Amount
Tata Floater Fund Plan A – Daily Dividend – Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A – Daily Dividend – Direct Plan	2,77,271	34
Birla Sun Life Savings Fund – Daily Dividend Reinvestment – Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income – Daily Dividend – Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund – Institutional Plan – Daily Dividend – Direct Plan	58,42,445	584
DWS Ultra Short-term Fund – Institutional Plan – Daily Dividend – Direct Plan	17,99,62,153	180
Birla Sun Life Cash Plus – Daily Dividend Reinvestment – Direct Plan	6,96,112	7
Birla Sunlife AMC Ltd. – Liquid Plus	2,27,946	2
ICICI Prudential Liquid Plus	46,77,205	47
TATA Asset Management Ltd. – Liquid Plus	1,83,682	21
Reliance Mutual Fund – Liquid Plus	3,34,060	34
Kotak Mutual Fund – Liquid Plus	1,88,131	23
Religare Mutual Fund – Liquid Plus	2,53,382	25
	24,83,17,802	1,739

The balances held in certificates of deposit as at March 31, 2014 is as follows:

Particulars	Face value ₹	Units	Amount
Oriental Bank of Commerce	1,00,000/-	48,500	454
IDBI Bank Limited	1,00,000/-	10,000	93
Corporation Bank	1,00,000/-	8,000	75
Union Bank of India	1,00,000/-	5,000	46
Indian Overseas Bank	1,00,000/-	7,500	70
HDFC Bank	1,00,000/-	5,000	46
Central Bank of India	1,00,000/-	2,500	23
Vijaya Bank	1,00,000/-	2,500	23
		89,000	830

There were no balances held in certificates of deposit as at March 31, 2013.

2.10 Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Unsecured, considered good		
Capital advances	871	520
Electricity and other deposits	60	33
Rental deposits	60	43
Other loans and advances		
Advance income taxes (net of provisions)	1,522	1,092
MAT credit entitlement	–	14
Prepaid expenses	9	10
Loans and advances to employees		
Housing and other loans	38	84
	2,560	1,796

2.11 Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Others		
Advance to gratuity trust (Refer to *Note 2.23*)	10	31
Restricted deposits (Refer to *Note 2.27*) [1]	43	36
	53	67

[1] Balance held by controlled trusts

2.12 Trade receivables [1]

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	144	66
Less: Provision for doubtful debts	144	66
	–	–
Other debts		
Unsecured		
Considered good	8,351	7,083
Considered doubtful	70	29
	8,421	7,112
Less: Provision for doubtful debts	70	29
	8,351	7,083
	8,351	7,083
[1] Includes dues from companies where directors are interested	117	21

Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle the dues. The Group normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. Accordingly, the Group pursues the recovery of the dues, in part or full.

2.13 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	22,342	18,728
Others		
Deposits with financial institutions	3,608	3,104
	25,950	21,832
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	181
Balances with banks held as margin money deposits against guarantees	200	189

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of ₹318 crore and ₹305 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, cash and bank balances held by irrevocable trusts controlled by the Company and unclaimed dividends.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31,	
	2014	2013
In current accounts		
ANZ Bank, Taiwan	1	2
Bank of America, Mexico	4	4
Bank of America, U.S.	713	904
Bank Zachodni WBK S.A.	–	3
Barclays Bank, U.K.	112	12
Bonz Bank, Australia	2	–
China Merchants Bank, China	2	1
China Merchants Bank, China (U.S. Dollar account)	2	–
CIC Bank, France	5	–
Citibank EEFC, India (U.S. Dollar account)	–	111
Citibank N.A., Czech Republic	1	2
Citibank NA, Australia	78	174
Citibank NA, Brazil	36	14
Citibank NA, China	51	46
Citibank NA, China (U.S. Dollar account)	–	1
Citibank NA, Costa Rica	1	1
Citibank NA, Czech Republic (Euro account)	–	4
Citibank NA, Czech Republic (U.S. Dollar account)	1	2
Citibank NA, India	2	14
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	–
Citibank NA, Singapore	4	–
Citibank NA, South Africa	4	1
Citibank NA, Thailand	1	1
Commerzbank, Germany	7	8
Deutsche Bank, Belgium	12	10
Deutsche Bank, Czech Republic	2	3
Deutsche Bank, Czech Republic (Euro account)	8	5
Deutsche Bank, Czech Republic (U.S. Dollar account)	14	2
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, India	8	11
Deutsche Bank, Netherlands	17	11
Deutsche Bank, Philippines	6	3
Deutsche Bank, Philippines (U.S. Dollar account)	29	1
Deutsche Bank, Poland	1	12
Deutsche Bank, Poland (Euro account)	–	2
Deutsche Bank, Russia	2	1
Deutsche Bank, Russia (U.S. Dollar account)	13	1
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (U.S. Dollar account)	2	–
Deutsche Bank, Transze	–	1
Deutsche Bank, United Kingdom	74	70
Deutsche Bank – EEFC (Australian Dollar account)	8	–
Deutsche Bank – EEFC (Euro account)	8	21
Deutsche Bank – EEFC (Swiss Franc account)	1	2
Deutsche Bank – EEFC (U.S. Dollar account)	64	64
Deutsche Bank – EEFC (United Kingdom Pound Sterling account)	11	–
HSBC Bank, Brazil	3	2
ICICI Bank, India	36	50
ICICI Bank – EEFC (Euro account)	1	2
ICICI Bank – EEFC (U.S. Dollar account)	16	13
ICICI Bank – EEFC (United Kingdom Pound Sterling account)	1	6
ING, Belgium	3	2
Landbouwkrediet, Belgium	–	1
Nordbanken, Sweden	17	2
Punjab National Bank	4	3
Raiffeisen Bank, Romania	1	–
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
Royal Bank Scotland, China	38	52
Royal Bank Scotland, China (U.S. Dollar account)	6	4
Shanghai Pudong Development Bank, China	1	1
Standard Chartered, Argentina	1	–
State Bank of India, India	9	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1

Particulars	As at March 31,	
	2014	2013
UBS AG (U.S. Dollar Account)	1	–
UBS AG, Switzerland	5	1
UBS AG, Switzerland (Euro Account)	1	–
Westpac, Australia	5	2
	1,545	1,722
In deposit accounts		
ANZ Bank	–	6
Allahabad Bank	1,011	275
Andhra Bank	753	704
Axis Bank	1,080	1,060
Bank of America, Mexico	–	15
Bank of Baroda	2,205	1,919
Bank of India	2,541	1,891
Canara Bank	2,211	2,056
Central Bank of India	1,555	1,262
Citibank N.A., China	19	79
Corporation Bank	1,134	779
Deutsche Bank, Poland	125	55
Federal Bank	–	25
ICICI Bank	2,999	2,597
IDBI Bank	1,713	995
IndusInd Bank	25	–
ING Vysya Bank	200	88
Indian Overseas Bank	718	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	280
National Australia Bank Limited, Australia	91	7
Nordbanken, Sweden	–	1
Oriental Bank of Commerce	91	824
Punjab National Bank	80	–
Ratnakar Bank	–	5
State Bank of Hyderabad	–	700
South Indian Bank	25	65
Syndicate Bank	863	–
Union Bank of India	20	80
Vijaya Bank	855	380
Yes Bank	230	200
	20,594	16,814
In unpaid dividend accounts		
HDFC Bank – Unclaimed dividend account	1	1
ICICI bank – Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees		
Canara Bank	142	130
ICICI bank	–	1
State Bank of India	58	58
	200	189
Deposits with financial institutions		
HDFC Limited	3,608	3,104
	3,608	3,104
Total cash and cash equivalents as per Balance Sheet	25,950	21,832

2.14 Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Unsecured, considered good		
Others		
Advances		
Prepaid expenses	116	79
For supply of goods and rendering of services	92	59
Withholding and other taxes receivable	1,052	800
Others	12	16
	1,272	954
Restricted deposits (Refer to *Note 2.27*)	979	762
Unbilled revenues	2,810	2,435
MAT credit entitlement	16	23
Interest accrued but not due	98	100
Loans and advances to employees		
Housing and other loans	71	2
Salary advances	137	137
Electricity and other deposits	10	34
Rental deposits	10	24
Premiums held in trust [(1)]	135	117
Mark-to-market forward and options contracts	215	101
	5,753	4,689
Unsecured, considered doubtful		
Loans and advances to employees	8	6
	5,761	4,695
Less: Provision for doubtful loans and advances to employees	8	6
	5,753	4,689

[(1)] Represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

2.15 Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Income from software services	48,305	38,726
Income from software products	1,828	1,626
	50,133	40,352

2.16 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Interest received on deposits with banks and others	2,226	1,797
Dividend received on investment in mutual fund units	154	225
Gains / (losses) on foreign currency, net	222	256
Miscellaneous income, net	62	87
	2,664	2,365

2.17 Expenses

in ₹ crore

Particulars	Year ended March 31, 2014	2013
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	28,194	22,033
Contribution to provident and other funds	529	455
Staff welfare	108	77
	28,831	22,565
Travel expenses		
Overseas travel expenses	1,570	1,384
Travelling and conveyance	127	125
	1,697	1,509
Cost of software packages and others		
For own use	788	629
Third party items bought for service delivery to clients	194	148
	982	777
Communication expenses		
Telephone charges	277	236
Communication expenses	163	125
	440	361
Other expenses		
Office maintenance	385	316
Power and fuel	219	215
Brand building	88	95
Rent	319	249
Rates and taxes, excluding taxes on income	101	79
Repairs to building	40	39
Repairs to plant and machinery	46	44
Computer maintenance	108	84
Consumables	30	29
Insurance charges	52	45
Research grants	12	12
Marketing expenses	43	37
Commission charges	38	33
Printing and Stationery	19	14
Professional membership and seminar participation fees	17	16
Postage and courier	32	19
Advertisements	2	5
Provision for post-sales client support and warranties	54	80
Commission to non-whole-time directors	9	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	142	38
Books and periodicals	4	3
Auditor's remuneration	5	5
Bank charges and commission	9	5
Donations	12	11
Recruitment and training	7	8
Miscellaneous expenses	106	67
Others (Refer to *Note 2.29*)	219	–
	2,119	1,557

2.18 Tax expense

in ₹ crore

Particulars	Year ended March 31, 2014	2013
Current tax		
Income taxes	4,308	3,518
Deferred taxes	(236)	(148)
	4,072	3,370

Income tax expense for the year ended March 31, 2014 and March 31, 2013 is net of reversal of provisions of ₹22 crore and ₹8 crore pertaining to earlier periods.

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks (STPs) and Special Economic Zones (SEZs). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.19 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31, 2014		2013	
Contingent liabilities				
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		37		19
Claims against the Company, not acknowledged as debts [(1)]		182		535
[Net of amount paid to statutory authorities ₹1,745 crore (*₹1,114 crore*)]				
Commitments				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		1,363		1,696
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	751	4,500	851	4,621
In Euro	64	531	62	431
In GBP	77	772	65	537
In AUD	75	415	70	396
Options outstanding				
In USD	20	120	–	–
		6,338		5,985

[(1)] *Claims against the Company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of ₹1,548 crore (₹1,088 crore), including interest of ₹430 crore (₹313 crore) upon completion of their tax review for fiscal years 2006, 2007, 2008 and 2009. These income tax demands are mainly on account of disallowance*

of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal years 2007, 2008 and 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal years 2006, 2007, 2008 and 2009 are pending before the Commissioner of Income tax (Appeals), Bangalore. The company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Group's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is ₹539 crore (₹1,206 crore as at March 31, 2013).

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2014	2013
Not later than one month	1,185	988
Later than one month and not later than three months	2,795	1,794
Later than three months and not later than one year	2,358	3,203
	6,338	5,985

The Group recognized a loss on derivative financial instruments of ₹253 crore and gain of ₹77 crore during the year ended March 31, 2014 and March 31, 2013, respectively, which is included in other income.

2.20 Related party transactions

The list of related parties are as follows :

in %

Name of subsidiaries	Country	Holding as at March 31,	
		2014	2013
Infosys BPO	India	99.98	99.98
Infosys China	China	100	100
Infosys Mexico	Mexico	100	100
Infosys Sweden	Sweden	100	100
Infosys Shanghai	China	100	100
Infosys Brasil	Brazil	100	100
Infosys Public Services, Inc.	U.S.	100	100
Infosys Consulting India Limited [1]	India	–	100
Infosys Americas [2]	U.S.	100	–
Infosys BPO s.r.o [3]	Czech Republic	99.98	99.98
Infosys BPO Poland Sp. z o.o. [3]	Poland	99.98	99.98
Infosys BPO S. de R.L. de C.V. [3][15]	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) [3]	U.S.	99.98	99.98
Portland Group Pty. Limited [3][4]	Australia	99.98	99.98
Portland Procurement Services Pty. Limited [10]	Australia	99.98	99.98
Infosys Australia [5]	Australia	100	100%
Edgeverve Systems Limited [14]	India	100	–
Lodestone Holding AG [6]	Switzerland	100	100
Lodestone Management Consultants (Canada) Inc. [7][13]	Canada	–	100
Lodestone Management Consultants Inc. [7]	U.S.	100	100
Lodestone Management Consultants Pty. Limited [7]	Australia	100	100
Lodestone Management Consultants (Asia Pacific) Limited [7][8]	Thailand	–	–
Lodestone Management Consultants AG [7]	Switzerland	100	100
Lodestone Augmentis AG [12]	Switzerland	100	100
Hafner Bauer & Ödman GmbH [7]	Switzerland	100	100
Lodestone Management Consultants (Belgium) S.A. [9]	Belgium	99.90	99.90
Lodestone Management Consultants GmbH [7]	Germany	100	100
Lodestone Management Consultants Pte Ltd. [7]	Singapore	100	100
Lodestone Management Consultants SAS [7]	France	100	100
Lodestone Management Consultants s.r.o. [7]	Czech Republic	100	100
Lodestone Management Consultants GmbH [7]	Austria	100	100
Lodestone Management Consultants China Co., Ltd. [7]	China	100	100
Lodestone Management Consultants Ltd. [7]	U.K.	100	100
Lodestone Management Consultants B.V. [7]	Netherlands	100	100
Lodestone Management Consultants Ltda. [9]	Brazil	99.99	99.99
Lodestone Management Consultants sp. z o.o. [7]	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda. [7]	Portugal	100	100
S.C. Lodestone Management Consultants S.R.L. [7]	Romania	100	100
Lodestone Management Consultants S.R.L. [7][11]	Argentina	100	100

[1] *The Honorable High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.*

[2] *Incorporated effective June 25, 2013*

[3] *Wholly-owned subsidiaries of Infosys BPO*

[4] *On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Limited.*

[5] *Under liquidation*

[6] *On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG.*

[7] *Wholly-owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012*

[8] *Liquidated effective February 14, 2013*

[9] *Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012*

[10] *Wholly-owned subsidiary of Portland Group Pty. Limited. under liquidation*

[11] *Incorporated effective January 10, 2013*

[12] *Wholly-owned subsidiary of Lodestone Management Consultants AG*

[13] *Liquidated effective December 31, 2013*

[14] *Incorporated effective February 14, 2014*
Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

[15] *Incorporated effective February 14, 2014*

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole-time directors

Narayana Murthy *Appointed effective June 1, 2013*	V. Balakrishnan *Resigned effective December 31, 2013*
S. Gopalakrishnan	Ashok Vemuri *Resigned effective September 12, 2013*
S. D. Shibulal	B. G. Srinivas
Srinath Batni	U. B. Pravin Rao *Appointed effective January 10, 2014*

Non-whole-time directors

K. V. Kamath	R. Seshasayee
Deepak M. Satwalekar *Retired effective November 13, 2013*	Ann M. Fudge
Dr. Omkar Goswami	Ravi Venkatesan
David L. Boyles *Retired effective January 17, 2014*	Leo Puri *Appointed effective April 11, 2013 and resigned effective August 14, 2013*
Sridar A. Iyengar *Retired effective August 13, 2012*	Kiran Mazumdar-Shaw *Appointed effective January 10, 2014*
Prof. Jeffrey S. Lehman	

Executive Council members (1)

U. Ramadas Kamath	Sanjay Purohit *Effective April 1, 2013*
Chandrashekar Kakal *Resigning effective April 18, 2014*	Ranganath D. Mavinakere *Effective August 19, 2013*
Nandita Gurjar	Binod Hampapur Rangadore *Effective August 19, 2013*
Stephen R. Pratt *Resigned effective January 31, 2014*	Nithyanandan Radhakrishnan *Effective August 19, 2013*
Basab Pradhan *Resigned effective July 12, 2013*	V. G. Dheeshjith *Effective November 1, 2013*
Prasad Thrikutam	Eric Paternoster *Effective November 1, 2013)*
Rajiv Bansal *Effective November 1, 2012*	Ganesh Gopalakrishnan *Effective November 1, 2013)*
Srikantan Moorthy *Effective April 1, 2013*	Gautam Thakkar *Effective November 1, 2013)*
Haragopal Mangipudi *Effective November 1, 2013*	S. Ravi Kumar *Effective November 1, 2013*
Jackie Korhonen *Effective November 1, 2013*	Ronald Hafner *Effective November 1, 2013*
Manish Tandon *Effective November 1, 2013*	Sanjay Jalona *Effective November 1, 2013*
K. Muralikrishna *Effective November 1, 2013*	Subrahmanyam Goparaju *Appointed effective November 1, 2013 and resigned effective December 27, 2013*

(1) *Executive Council dissolved effective April 1, 2014.*

Chief Risk Officer and Company Secretary

Parvatheesam K. *Appointed effective September 12, 2013*

Related party transactions

During the year ended March 31, 2014, an amount of ₹9 crore (₹10 crore for the year ended March 31, 2013) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The following table describes the compensation to key managerial personnel which comprise directors and members of the Executive Council :

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Salaries and other employee benefits to whole-time directors and members of the Executive Council (1)	62	42
Commission and other benefits to non-executive / independent directors	10	9
Total	72	51

(1) *Includes a one time earn out payment of ₹6 crore made to Stephen R. Pratt during the year ended March 31, 2013.*

2.21 Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) (1)		
Capital Expenditure	–	3
Revenue Expenditure	261	247
Other R&D Expenditure		
Capital Expenditure	–	3
Revenue Expenditure	633	699
Total R&D Expenditure		
Capital Expenditure	–	6
Revenue Expenditure	894	946

(1) *DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centers of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Thiruvananthapuram locations. The approval is effective November 23, 2011.*

The eligible R&D revenue and capital expenditure are ₹261 crore and Nil for the year ended March 31, 2014 and ₹247 crore and ₹3 crore towards revenue expenditure for the year ended March 31, 2013.

2.22 Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Group reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable industry segments based on the 'management approach' as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer and Managing Director (CEO and MD) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy and utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on site and off shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Fixed assets used in the Group's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Years ended March 31, 2014 and *March 31, 2013*:

in ₹ *crore*

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	16,810	11,477	9,668	8,764	3,414	50,133
	13,680	*8,888*	*8,129*	*7,284*	*2,371*	*40,352*
Identifiable operating expenses	7,793	5,859	4,344	4,127	1,782	23,905
	6,085	*4,243*	*3,721*	*3,147*	*1,106*	*18,302*
Allocated expenses	4,163	2,993	2,516	2,285	890	12,847
	3,460	*2,351*	*2,151*	*1,926*	*629*	*10,517*
Segmental operating income	4,854	2,625	2,808	2,352	742	13,381
	4,135	*2,294*	*2,257*	*2,211*	*636*	*11,533*
Unallocable expenses						1,317
						1,099
Other income						2,664
						2,365
Profit before tax						14,728
						12,799
Tax expense						4,072
						3,370
Profit for the period						10,656
						9,429

Geographic Segments

Years ended March 31, 2014 and *March 31, 2013*:

in ₹ *crore*

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	30,413	12,250	1,294	6,176	50,133
	25,103	*9,338*	*841*	*5,070*	*40,352*
Identifiable operating expenses	14,485	6,049	663	2,708	23,905
	11,263	*4,308*	*500*	*2,231*	*18,302*
Allocated expenses	8,005	3,114	277	1,451	12,847
	6,622	*2,442*	*189*	*1,264*	*10,517*
Segmental operating income	7,923	3,087	354	2,017	13,381
	7,218	*2,588*	*152*	*1,575*	*11,533*
Unallocable expenses					1,317
					1,099
Other income, net					2,664
					2,365
Profit before tax					14,728
					12,799
Tax expense					4,072
					3,370
Profit for the period					10,656
					9,429

2.23 Gratuity plan

The following table set out the status of the Gratuity Plan as required under AS 15. Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in ₹ crore

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
Obligations at year beginning	652	600	480	325	267
Service cost	99	201	157	178	80
Interest cost	47	37	39	25	19
Actuarial (gain) / loss	9	(25)	(6)	17	(5)
Benefits paid	(100)	(92)	(70)	(65)	(36)
Curtailment gain	–	(69)	–	–	–
Obligations at year end	707	652	600	480	325
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Group.					
Change in plan assets					
Plan assets at year beginning, at fair value	681	613	480	327	268
Expected return on plan assets	63	60	49	36	25
Actuarial gain / (loss)	(3)	–	–	–	1
Contributions	76	100	154	182	69
Benefits paid	(100)	(92)	(70)	(65)	(36)
Plan assets at year end, at fair value	717	681	613	480	327
Reconciliation of present value of the obligation and the fair value of the plan assets:					
Fair value of plan assets at the end of the year / period	717	681	613	480	327
Present value of the defined benefit obligations at the end of the year	707	652	600	480	325
Asset recognized in the Balance Sheet	10	31	15	2	2
Liability recognized in the Balance Sheet	–	2	2	2	–
Assumptions					
Interest rate	9.20%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	8.00%	7.27%	7.27%	7.27%	7.27%

Experience adjustments

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
(Gain) / loss:					
Experience adjustment on plan liabilities	16	(50)	14	20	10
Experience adjustment on plan assets	3	–	–	1	5

Net gratuity cost for the years ended March 31, 2014 and March 31, 2013 comprises the following components:

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Gratuity cost for the year		
Service cost	99	201
Interest cost	47	37
Expected return on plan assets	(63)	(60)
Actuarial (gain) / loss	12	(25)
Curtailment	–	(69)
Plan amendment amortization	(4)	(4)
Net gratuity cost	91	80
Actual return on plan assets	60	60

During the year ended March 31, 2010, a reimbursement obligation of ₹2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at March 31, 2014 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately ₹110 crore to the gratuity trust during fiscal year 2015.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2014 and March 31, 2013 amounted to ₹11 crore and ₹15 crore, respectively and disclosed under 'Other long-term liabilities' and 'Other current liabilities'.

The Company has aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of ₹69 crore which has been recognized in the Statement of Profit and Loss for the year ended March 31, 2013.

2.24 Provident fund

The Group contributed ₹295 crore and ₹268 crore towards provident fund during the years ended March 31, 2014 and March 31, 2013, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014, 2013, 2012, 2011 and 2010.

The details of fund and plan asset position are given below:

in ₹ crore

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
Plan assets at year end, at fair value	2,817	2,399	1,816	1,579	1,295
Present value of benefit obligation at year end	2,817	2,399	1,816	1,579	1,295
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,				
	2014	2013	2012	2011	2010
Government of India (GOI) bond yield (in percentage)	9.20	8.05	8.57	7.98	7.83
Remaining term of maturity (in years)	8	8	8	7	7
Expected guaranteed interest rate (in percentage)	8.75	8.25	8.25	9.50	8.50

2.25 Superannuation

The Company contributed ₹202 crore and ₹176 crore to the superannuation trust during the years ended March 31, 2014 and March 31, 2013, respectively.

2.26 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2014	2013
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,13,99,238
Add: Effect of dilutive issues of shares / stock options	–	853
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,14,00,091

2.27 Restricted deposits

Deposits with financial institutions as at March 31, 2014 include ₹1,022 crore (₹798 crore as at March 31, 2013) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.28 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of ₹608 crore.

The assets and liabilities taken over on Lodestone acquisition are as follows:

in ₹ crore

Particulars	
Tangible assets	28
Cash	30
Net current assets excluding cash	57
Deferred tax assets	18
Borrowings	(89)
Net assets taken over on acquisition	44
Goodwill	1,143
Consideration	1,187

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of ₹228 crore and ₹85 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the years ended March 31, 2014 and March 31, 2013 respectively.

2.29 Litigation

On May 23, 2011, the Company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the Company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The Company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney's Office for the Eastern District of Texas, the Company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security ('DHS') has reviewed the Company's employer eligibility verifications on Form I-9 with respect to its employees working in the U.S. In connection with this review, the Company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the Company related to such alleged errors.

On October 30, 2013, the Company settled the foregoing matters and entered into a Settlement Agreement ('Settlement Agreement') with the U.S. Attorney, the DHS and the United States Department of State ('State,' and collectively with the U.S. Attorney and the DHS, the 'United States').

In the Settlement Agreement, the Company denied and disputed all allegations made by the United States, except for the allegation that the Company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the Company agreed, among other things, that :

- the Company will pay to the United States an aggregate amount equal to ₹213 crore;
- the Company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, these reports shall be submitted to the U.S. Attorney; and
- within 60 days after the first anniversary of the Settlement Agreement, the Company will furnish a report to the U.S. Attorney concerning the Company's compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that :

- the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the Company's compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the 'Alleged Conduct');
- the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the Company's foreign nationals, and will evaluate each visa or petition on its own individual merits;
- the United States will not use the Alleged Conduct to debar or suspend the Company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
- the United States will release the Company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on the Company related to the Alleged Conduct.

The Company recorded a charge related to the Settlement Agreement including legal costs of ₹219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

In addition, the Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.30 Function-wise classification of Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31,	
	2014	2013
Income from software services and products	50,133	40,352
Software development expenses	30,804	24,179
GROSS PROFIT	19,329	16,173
Selling and marketing expenses	2,625	2,034
General and administration expenses	3,323	2,606
	5,948	4,640
OPERATING PROFIT BEFORE DEPRECIATION	13,381	11,533
Depreciation and amortization	1,317	1,099
OPERATING PROFIT	12,064	10,434
Other income	2,664	2,365
PROFIT BEFORE TAX	14,728	12,799
Tax expense		
Current tax	4,308	3,518
Deferred tax	(236)	(148)
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	10,656	9,429
Less: Minority interests	–	–
PROFIT FOR THE PERIOD	10,656	9,429

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's Registration Number : 101248W

for Infosys Limited

Akhil Bansal
Partner
Membership No. 090906

Narayana Murthy, *Executive Chairman*
S. Gopalakrishnan, *Executive Vice Chairman*
S. D. Shibulal, *Chief Executive Officer and Managing Director*
K. V. Kamath, *Director*

R. Seshasayee, *Director*
Dr. Omkar Goswami, *Director*
Prof. Jeffrey S. Lehman, *Director*
Ravi Venkatesan, *Director*

Kiran Mazumdar-Shaw, *Director*
Srinath Batni, *Director*
B. G. Srinivas, *Director*
U. B. Pravin Rao, *Director*

Bangalore
April 15, 2014

Rajiv Bansal, *Chief Financial Officer*
Parvatheesam K., *Chief Risk Officer and Company Secretary*

Corporate governance report

Our corporate governance philosophy

Corporate governance is an ethically driven business process that is committed to values aimed at enhancing an organization's wealth generating capacity. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys, it is imperative that our company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders.

Our corporate governance framework ensures effective engagement with our stakeholders and helps us evolve with changing times. The publication of the Cadbury Report in the U.K. in 1992 was a significant event in modern corporate governance. The report recommended the arrangement of company boards and accounting systems to reduce corporate governance risks and failures. The enactment of the Sarbanes-Oxley Act, 2002, resulted in the senior management individually certifying the accuracy of their company's financial information. The Dodd-Frank Wall Street Reform and Consumer Protection Act looks to build a safer, more stable financial system to set the foundation for sound economic growth and job safety.

Recently, the Securities and Exchange Board of India (SEBI) sought to amend the equity listing agreement to bring in additional corporate governance norms for listed entities. These norms provide for stricter disclosures and protection of investor rights, including equitable treatment for minority and foreign shareholders.

Many of the amendments are effective from October 1, 2014. The amended rules require companies to get shareholders' approval for related party transactions, establish whistleblower mechanisms, elaborate disclosures on pay packages and have at least one woman director on their boards.

The amended norms are aligned with the provisions of the Companies Act, 2013, and is aimed to encourage companies to 'adopt best practices on corporate governance'.

We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. It is well-recognized that an effective Board is a pre-requisite for a strong and effective corporate governance. At Infosys, the Board of Directors ('the Board') is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of our stakeholders.

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as the leadership and governance of the Company.

Our corporate governance philosophy is based on the following principles:

- Corporate governance standards should go beyond the law and satisfy the spirit of the law, not just the letter of the law
- When in doubt, disclose. Ensure transparency and maintain a high level of disclosure
- Clearly distinguish between personal conveniences and corporate resources
- Communicate externally, and truthfully, about how the Company is run internally
- Comply with the laws of all countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- The Management is the trustee of the shareholders' capital and not the owner

We firmly believe that Board independence is essential to bring objectivity and transparency in the Management and in the dealings of the Company. As on March 31, 2014, the majority of our Board members – seven out of 13 – are independent members. An independent director is nominated as the chairperson of each of the audit, management development and compensation, stakeholders relationship, nominations and governance, risk management and corporate social responsibility committees.

As part of our commitment to follow global best practices, we substantially comply with the Euroshareholders Corporate Governance Guidelines 2000 and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact (UNGC) and the Organisation for Economic Co-operation and Development (OECD) principles.

Corporate governance ratings

CRISIL

For several years now, CRISIL has consistently assigned us the 'CRISIL Governance and Value Creation (GVC) Level 1' rating. This GVC rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned the 'Corporate Governance Rating (CGR) 1' rating to our practices. The rating is the highest on ICRA's scale of CGR 1 to CGR 6. We are the first company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations and our excellent track record in investor servicing. ICRA has also appreciated our Board composition as reasonably sized, cohesive and articulate. The rating also implies that we follow practices that provide our financial stakeholders the highest level of assurance on the quality of corporate governance.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes in place to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines regularly to achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As on March 31, 2014, the Board consists of 13 members, six of whom are executive or whole-time directors, and seven are independent directors. Three of the executive directors are our Founders. The Board periodically evaluates the need for change in its composition and size.

Composition of the Board, and directorships held as on March 31, 2014

Name of the director	Age	India listed companies [1]	All companies around the world [2]	Committee memberships [3]	Chairperson of committees [3]
Founders and whole-time directors					
Narayana Murthy	68	–	3	–	–
S. Gopalakrishnan	59	–	2	–	–
S. D. Shibulal	59	–	2	–	–
Whole-time directors					
Srinath Batni	59	–	4	–	–
B. G. Srinivas	53	–	3	–	–
U. B. Pravin Rao	53	–	3	–	–
Independent directors					
K. V. Kamath	66	1	3	1	–
Dr. Omkar Goswami	57	7	12	7	3
R. Seshasayee	65	3	10	2	2
Ravi Venkatesan	51	–	2	1	–
Prof. Jeffrey S. Lehman	57	–	2	2	–
Ann M. Fudge	63	–	4	–	–
Kiran Mazumdar-Shaw	61	2	12	1	–

Notes: There are no inter-se relationships between our Board members

[1] Excluding directorship in Infosys Limited and its subsidiaries

[2] Directorship in companies around the world (listed, unlisted and private limited companies), including Infosys Limited and its subsidiaries

[3] As required by Clause 49 of the Listing Agreement, the disclosure includes membership / chairpersonship of the audit committee and stakeholders relationship committee in Indian public companies (listed and unlisted)

Responsibilities of the Chairman, the Executive Vice Chairman, and the Chief Executive Officer and Managing Director

Our current practice is to have an Executive Chairman of the Board – Narayana Murthy; an Executive Vice Chairman – S. Gopalakrishnan; and a Chief Executive Officer (CEO) and Managing Director (MD) – S. D. Shibulal.

The responsibility and authority of these officials are as follows:

- The Executive Chairman of the Board (the Chairman) is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance for the Company. In doing so, the Chairman will preside at meetings of the Board and at meetings of the shareholders of the Company.

  The Chairman will take a lead role in managing the Board and facilitating communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, effectiveness of the Board, Board committees and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, evaluate and manage directors' performance and with the assistance of the Executive Vice Chairman and the Company Secretary, oversee the management of the Board's administrative activities such as meetings, schedules, agendas, communication flow and documentation.

  The Chairman will actively work with the nominations and governance committee to plan the Board and Board committee's composition, induction of directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

- The Executive Vice Chairman will focus on maintaining key client relationships, dealing with broader industry issues, providing global thought leadership, directing research and innovation, leading transformation initiatives, contributing to strategy and representing the Company as its brand ambassador. The Executive Vice Chairman will serve as a trusted mentor to the CEO and MD, and provide insights and thought leadership to manage a large and complex organization.

- The CEO and MD is responsible for corporate strategy, brand equity, planning, external contacts and all management matters. He is also responsible for achieving the annual business targets and acquisitions.

Definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director is a person who is not an officer or employee of the company or its subsidiaries. The Listing Agreement also states that the person should not have a material pecuniary relationship or transactions with the company, which in the opinion of the Board, would interfere in exercising independent judgment and carrying out the responsibilities of a director.

The Companies Act, 2013, has also provided a definition of independence. Further, we are listed on NYSE in the U.S. Hence, we comply with the definition of independence as per the Clause 49 of the Listing Agreement, the provisions of the Companies Act, 2013, the NYSE rules and the Sarbanes-Oxley Act, 2002.

Board membership criteria

The nominations and governance committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech IT services company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members are between 40 and 60 years of age, and are not related to any executive directors or independent directors. They are not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations and governance committee, which consists exclusively of independent directors. The nominations and governance committee in turn makes recommendations to the Board on the induction of any new directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically shares updates with the shareholders about re-appointments according to the existing statute. The current law in India mandates the retirement of two-third of the executive board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for the tenure of a maximum period of five years, but are eligible for re-appointment upon completion of their term. Subject to the applicable provisions of law, our non-executive directors generally serve for a period of nine years, or up to the age of retirement, whichever is earlier.

Retirement policy

For directors

The age of retirement for all executive directors is 60 years. The nominations and governance committee may, at its discretion, determine their continuation as members of the Board upon superannuation / retirement.

The age of retirement for non-executive directors and independent directors (appointed prior to October 15, 2010) is 65 years. The age of retirement for independent directors joining the Board on or after October 15, 2010, is 70 years.

For lead independent director

The retirement age for a lead independent director is 70 years.

For chair of the Board

An independent Board chair is permitted to serve in that capacity until the age of 70 years.

An executive Board chair is permitted to serve in that capacity until the age of 75 years.

Succession planning

The nominations and governance committee works with the Board on the leadership succession plan, and also prepares contingency plans for succession in case of any exigencies.

Board compensation policy

The management development and compensation committee determines and recommends to the Board the compensation payable to directors. All Board-level compensation is approved by the shareholders and disclosed separately in the financial statements. Remuneration for the executive directors consists of a fixed component and a variable component. The management development and compensation committee makes a half-yearly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the management development and compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits for the year, calculated as per the provisions of the erstwhile Companies Act, 1956. The performance of the independent directors is reviewed by the Board on an annual basis.

Shares held and cash compensation paid to directors in fiscal year 2014

In ₹ crore except share data

Name of the director	Fixed salary				Bonus / incentives	Commission	Total	No. of equity shares held
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary				
Founders and whole-time directors								
Narayana Murthy	–	–	–	–	–	–	–	23,79,672
S. Gopalakrishnan	0.06	0.02	0.01	0.09	0.07	–	0.16	66,56,726
S. D. Shibulal	0.06	0.02	0.01	0.09	0.07	–	0.16	24,69,711
Whole-time directors								
Ashok Vemuri (1)	2.30	0.01	–	2.31	0.84	–	3.15	–
V. Balakrishnan (2)	0.35	0.73	0.07	1.15	0.87	–	2.02	–
Srinath Batni	0.52	0.94	0.09	1.55	0.78	–	2.33	5,49,847
B. G. Srinivas	5.00	0.91	0	5.91	1.61	–	7.52	60,015
U. B. Pravin Rao (3)	0.12	0.27	0.02	0.41	0.42	–	0.83	1,38,880
Independent directors								
Leo Puri (4)	–	–	–	–	–	0.20	0.20	–
Deepak M. Satwalekar (5)	–	–	–	–	–	0.60	0.60	–
David L. Boyles (6)	–	–	–	–	–	0.93	0.93	–
K. V. Kamath	–	–	–	–	–	1.63	1.63	–
Dr. Omkar Goswami	–	–	–	–	–	0.81	0.81	7,900
R. Seshasayee	–	–	–	–	–	0.81	0.81	62
Ravi Venkatesan	–	–	–	–	–	0.82	0.82	–
Prof. Jeffrey S. Lehman	–	–	–	–	–	1.13	1.13	–
Ann M. Fudge	–	–	–	–	–	1.02	1.02	–
Kiran Mazumdar-Shaw (3)	–	–	–	–	–	0.10	0.10	200

Notes: None of the above directors is eligible for any severance pay, and none of them hold any stock options as on March 31, 2014.
The notice period for whole-time directors is six months, or such period as is mutually agreed between the whole-time director and the Board.

(1) For the period April 1, 2013 to September 12, 2013
(2) For the period April 1, 2013 to December 31, 2013
(3) For the period January 10, 2014 to March 31, 2014
(4) For the period April 11, 2013 to August 13, 2013
(5) For the period April 1, 2013 to November 13, 2013
(6) For the period April 1, 2013 to January 17, 2014

Non-executive / independent directors' remuneration

Section 309 of the erstwhile Companies Act, 1956, states that a director, who is not in the whole-time employment of the company, or a managing director, may be paid remuneration by way of commission, if the company, by special resolution, authorizes such payment. Members of the Company, at the Annual General Meeting (AGM) held on June 9, 2012, approved by way of a special resolution the payment of remuneration in the form of commission to non-executive directors, at a sum not exceeding 1% per annum of our net profits for each year for a period of five years, from April 1, 2013 to March 31, 2018. We have paid ₹8.05 crore (US $1,316,100) as commission to our non-executive directors for the year ended March 31, 2014.

The aggregate amount was arrived at according to the following criteria :

	in ₹ crore	in US $
Fixed Board fee	0.45	75,000
Board attendance fee (1)	0.15	25,000
Lead independent director fee	0.90	150,000
Chairperson – audit committee	0.18	30,000
Members – audit committee	0.12	20,000
Chairperson – other committees	0.12	20,000
Members – other committees	0.06	10,000
Travel fee (per meeting) (2)	0.06	10,000

Notes : 1 US $ = ₹59.92

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend four quarterly Board meetings and the AGM.

(2) For directors based overseas, travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

An executive director may, with the prior consent of the Chairman of the Board, serve on the board of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business or the key economic institutions of the nation, or whose prime objective is to benefit society. Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are listed elsewhere in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Executive Chairman and Executive Vice Chairman of the Board and the Company Secretary, draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO and MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM of the shareholders. Additional meetings are held when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. Hence, we use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Seven Board meetings were held during the year ended March 31, 2014. These were held on April 11, 2013 and April 12, 2013; June 1, 2013; June 15, 2013 (coinciding with the AGM of the shareholders); July 12, 2013; October 11, 2013 and January 10, 2014.

Attendance of directors during fiscal year 2014

Name of the director	No. of meetings	
	Held	Attended
Narayana Murthy (1)	7	5
S. Gopalakrishnan	7	7
S. D. Shibulal	7	7
Srinath Batni	7	7
B. G. Srinivas	7	6
Ashok Vemuri (2)	7	4
V. Balakrishnan (3)	7	6
U. B. Pravin Rao (4)	7	1
Leo Puri (5)	7	1
Deepak M. Satwalekar (6)	7	5
K. V. Kamath	7	7
Dr. Omkar Goswami	7	6
Prof. Jeffrey S. Lehman	7	6
R. Seshasayee	7	6
Ravi Venkatesan	7	7
Ann M. Fudge	7	5
Kiran Mazumdar-Shaw (7)	7	–
David L. Boyles (8)	7	6

Notes : Except U. B. Pravin Rao and Kiran Mazumdar-Shaw, who were appointed to the Board on January 10, 2014, all the above directors attended the Annual General Meeting held on June 15, 2013.

(1) Narayana Murthy was appointed to the Board on June 1, 2013

(2) Ashok Vemuri ceased to be a director with effect from September 12, 2013

(3) V. Balakrishnan ceased to be a director with effect from December 31, 2013

(4) U. B. Pravin Rao was appointed to the Board on January 10, 2014

(5) Leo Puri ceased to be a director with effect from August 13, 2013

(6) Deepak M. Satwalekar retired from the Board with effect from November 13, 2013

(7) Kiran Mazumdar-Shaw was appointed to the Board on January 10, 2014

(8) David L. Boyles retired from the Board with effect from January 17, 2014

Availability of information to Board members

The Board has unrestricted access to all Company-related information including that of our employees. At Board meetings, managers and representatives who can provide additional insights on the items being discussed are invited. Regular updates provided to the Board include :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, management development and compensation, nominations and governance, risk management and stakeholders relationship committees, and abstracts of circular resolutions passed
- The Board minutes of the subsidiaries
- General notices of interest received from directors
- Dividend data
- Information on recruitment and remuneration of senior officers below the Board level, including appointment or removal of the Chief Financial Officer and Company Secretary, if any
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and issues related to material effluents or pollution

- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies, or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or IP
- Any significant development involving human resource management
- Sale of a material nature, or of investments, subsidiaries and assets, which are not part of the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance with any regulatory, statutory or listing requirements, as well as shareholder services, such as non-payment of dividend and delays in share transfer

Discussion with independent directors

The Board's policy is to regularly have separate meetings with independent directors, to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the Management make presentations on relevant issues.

In addition, our independent directors meet periodically at an executive session that does not have any of the executive directors or members of the Management in attendance.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and directors, the Management, subsidiaries or relatives, except for those disclosed in the financial statements for the year ended March 31, 2014.

C. Board committees

Currently, the Board has six committees: the audit committee, management development and compensation committee, nominations and governance committee, stakeholders relationship committee, risk management committee and corporate social responsibility committee. All committees except the CSR committee consist entirely of independent directors.

The Board, in consultation with the nominations and governance committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nominations and governance committee.

The Executive Chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee ('the committee') comprises three independent directors:

- R. Seshasayee, *Chairperson and Financial Expert*
- K. V. Kamath
- Prof. Jeffrey S. Lehman

The Company Secretary acts as the secretary to the committee.

In India, we are listed on the BSE Ltd. (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the New York Stock Exchange (NYSE), NYSE Euronext Paris, and the NYSE Euronext London stock exchanges. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed company adopt an audit committee charter. This recommendation has also been adopted by the NYSE.

The primary objective of the committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors.

The audit committee charter is available on our website, *www.infosys.com*.

Audit committee attendance

Four audit committee meetings were held during the year – on April 11, 2013; July 11, 2013; October 10, 2013, and January 9, 2014. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
R. Seshasayee	4	4
K. V. Kamath (1)	4	3
Ravi Venkatesan (2)	4	1
Deepak M. Satwalekar (3)	4	3
Prof. Jeffrey S. Lehman (4)	4	1

(1) Appointed as a member of the committee with effect from July 3, 2013
(2) Ceased to be a member of the committee with effect from July 3, 2013
(3) Ceased to be a member of the committee with effect from November 13, 2013
(4) Appointed as a member of the committee with effect from January 9, 2014

Audit committee report for the year ended March 31, 2014

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, Section 149 of the Companies Act, 2013 and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing principles (GAAP), and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed the overall scope and plans for the independent audit with the Company's auditors. The Management shared the Company's financial statements prepared in accordance with the Indian GAAP and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board with the committee. The committee discussed with the auditors, in the absence of the Management (whenever necessary), regarding the Company's audited financial statements, including the auditors' judgment about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgment and the clarity of disclosures in the financial statements.

The committee also discussed other matters required by the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume 1. AU section 380) – the auditor's communication with those charged with governance, and by the Sarbanes-Oxley Act 2002, with the auditors.

Relying on the review and discussions conducted with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Indian GAAP and IFRS.

The committee has also reviewed the internal control over financial reporting put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the Company's internal control over financial reporting.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided written disclosures and a letter for applicable requirements of the Public Company Accounting Oversight Board to the committee. This is regarding the auditor's communication with the committee concerning independence, based on which the committee discussed the auditors' independence with both the Management and the auditors. After the review, the committee expressed its satisfaction on the independence of both the internal and the independent auditors. Moreover, the committee considered whether any non-audit services provided by the independent audit firm could impair such auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board to the NYSE and NYSE Euronext London and NYSE Euronext Paris under the relevant rules of the exchanges on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit committee charter.

Based on the committee's discussion with the Management and the auditors, the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board:

- The audited financial statements prepared as per Indian GAAP of Infosys Limited for the year ended March 31, 2014 be accepted by the Board as a true and fair statement of the financial status of the Company.
- The audited consolidated financial statements prepared as per Indian GAAP of Infosys Limited and its subsidiaries for the year ended March 31, 2014, be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited financial statements prepared in Indian rupee as per IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2014, be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited financial statements prepared in US dollar as per IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2014, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the SEC.

The committee has recommended to the Board the re-appointment of B S R & Co. LLP, Chartered Accountants, as the statutory auditors of the Company, to audit standalone (Indian GAAP) financial statements and consolidated (Indian GAAP and IFRS) financial statements to hold office from the conclusion of the ensuing AGM to the conclusion of the fourth consecutive AGM, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board the appointment of KPMG, India, as independent auditors of the Company for the IFRS (USD) financial statements, for the fiscal year ending March 31, 2015.

The committee recommended the appointment of Singhvi, Dev & Unni (SDU), Chartered Accountants, as the internal auditors of the Company for the fiscal year ending March 31, 2015, to review various operations of the Company, and determined and approved the fee payable to them. The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Chennai
May 9, 2014

R. Seshasayee
Chairperson

2. Corporate social responsibility committee

As per the Companies Act, 2013, all companies having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year will be required to constitute a corporate social responsibility (CSR) committee of the Board consisting of three or more directors, at least one of whom will be an independent director.

Accordingly, the Board on April 15, 2014, constituted the CSR committee ('the committee') comprising:

- K. V. Kamath, *Chairperson*
- R. Seshasayee
- Kiran Mazumdar-Shaw
- S. D. Shibulal

The purpose of the committee is to formulate and monitor the CSR policy of the Company. The CSR committee has adopted a policy that intends to:

- Strive for economic development that positively impacts the society at large with a minimal resource footprint
- Be responsible for the corporation's actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The committee will be overseeing the activities / functioning of Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per predefined guidelines. The committee will also be assisted by the Infosys Foundation in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR committee charter and the CSR policy of the Company is available on our website, *www.infosys.com*.

3. Management development and compensation committee

Our management development and compensation committee ('the committee') currently comprises three independent directors:

- Prof. Jeffrey S. Lehman – *Chairperson*
- K. V. Kamath
- Dr. Omkar Goswami

The purpose of the committee is to discharge the Board's responsibilities relating to compensation of the Company's executive directors and senior management. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and the senior management.

The committee shall annually review and approve for the CEO and MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

The committee, in consultation with the CEO and MD, shall review the performance of all the executive directors on a half-yearly basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each of the executive directors at the beginning of the year. The committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The management development and compensation committee charter is available on our website, *www.infosys.com*.

Management development and compensation committee attendance

Four committee meetings were held during the year ended March 31, 2014. These were held on April 11, 2013; July 12, 2013, October 11, 2013, and January 10, 2014. The committee also held a meeting over teleconference on February 17, 2014. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
Ravi Venkatesan [(1)]	4	1
K. V. Kamath [(2)]	4	3
Prof. Jeffrey S. Lehman [(3)]	4	1
David L. Boyles [(4)]	4	3
Ann M. Fudge [(5)]	4	3
Dr. Omkar Goswami [(6)]	–	–

(1) *Ceased to be a member of the committee with effect from July 3, 2013*
(2) *Appointed as a member of the committee with effect from July 3, 2013*
(3) *Appointed as a member of the committee with effect from January 9, 2014*
(4) *Ceased to be a member of the committee with effect from January 17, 2014*
(5) *Ceased to be a member of the committee with effect from April 1, 2014*
(6) *Appointed as a member of the committee with effect from April 1, 2014*

Management development and compensation committee report for the year ended March 31, 2014

During the year, the committee reviewed the performance of all whole-time directors and members of the Executive Council based on detailed performance parameters set for each of the whole-time directors and executive officers, and approved the payment of individual performance incentives / variable payout to each one of them. The committee has also evaluated the usefulness of such performance parameters and suggested necessary changes to the same. The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company.

Apart from the said disclosures, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiaries were party to, during the fiscal year.

Sd/-

Bangalore
April 14, 2014

Prof. Jeffrey S. Lehman
Chairperson

4. Nominations and governance committee

Our nominations and governance committee ('the committee') currently comprises three independent directors:

- K. V. Kamath, *Chairperson*
- R. Seshasayee
- Kiran Mazumdar-Shaw

The purpose of the committee is to oversee the Company's nomination process for the top-level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the AGM.

The committee also makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled.

The committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Executive Chairman of the Board. The committee will review and discuss all matters pertaining to candidates and will evaluate the candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for the nomination to the Board. The committee coordinates and oversees the annual self-evaluation of the performance of the Board and of individual directors in the governance of the Company.

The nominations and governance committee charter is available on our website, *www.infosys.com*.

Nominations and governance committee attendance

Four committee meetings were held during the fiscal year ended March 31, 2014. These were held on April 11, 2013; July 12, 2013, October 11, 2013 and January 10, 2014. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman [(1)]	4	4
Ravi Venkatesan [(1)]	4	4
Ann M. Fudge [(1)]	4	3
K. V. Kamath [(2)]	–	–
R. Seshasayee [(2)]	–	–
Kiran Mazumdar-Shaw [(2)]	–	–

(1) *Ceased to be a member of the committee with effect from Apirl 1, 2014*
(2) *Appointed as a member of the committee with effect from Apirl 1, 2014*

Nominations and governance committee report for the year ended March 31, 2014

The committee believes that sound succession planning of the senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the committee has adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions.

During the year, the committee recommended the induction of U. B. Pravin Rao, Kiran Mazumdar-Shaw and Carol M. Browner to the Board.

The committee endorsed the invitation to U. B. Pravin Rao considering his extensive experience in managing various portfolios in the Company including his contribution to Retail, Consumer Packaged Goods, Logistics and Life Sciences (RCL).

The committee endorsed the invitation to Kiran Mazumdar-Shaw as it foresaw that her induction would add significant value and strength to the Board. The committee was impressed with Kiran Mazumdar-Shaw's extensive experience in managing the operations of a large corporation, her ability to manage challenges and her standing as a leader in the business world.

The committee endorsed the invitation to Carol M. Browner considering her global expertise in environmental policy and law, and her distinguished service in the U.S. government. The committee was of the view that Carol M. Browner would bring a wealth of experience to the Board and enrich the quality of debate and deliberation on strategic business matters.

During the year, the committee discussed the retirement of members of the Board according to statutory requirements. The committee noted that the Companies Act, 2013, requires only the executive board members to retire by rotation. Accordingly, B. G. Srinivas and S. Gopalakrishnan will retire at the ensuing AGM. The committee considered their performance and recommended that the shareholders consider the necessary resolutions for the re-appointment of these members.

During the year, the committee has begun the search to select the successor to S. D. Shibulal, CEO and MD, who has expressed his desire to retire as the CEO and MD of the Company and as a member

of the Board either on the date of the last Board meeting before his superannuation — January 9, 2015, or when his successor is ready to assume office, whichever is earlier. The committee is open to evaluating internal and external candidates based on merit and hence has appointed Development Dimensions International, a company specializing in internal corporate executive evaluations and Egon Zehnder, an executive search firm, to assist in identifying internal and external candidates respectively.

During the year, the committee also coordinated and oversaw the annual performance self-evaluation of the Board and of individual directors in the governance of the Company.

Sd/-

Bangalore
April 14, 2014

K. V. Kamath
Chairperson

5. Risk management committee

Our risk management committee ('the committee') currently comprises four independent directors:

- Ravi Venkatesan, *Chairperson*
- Dr. Omkar Goswami
- R. Seshasayee
- Kiran Mazumdar-Shaw

The purpose of the committee is to assist the Board in fulfilling its corporate governance duties by overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The risk management committee charter is available on our website, *www.infosys.com*.

Risk management committee attendance

Four risk management committee meetings were held during the year ended March 31, 2014. These were held on April 11, 2013; July 11, 2013; October 10, 2013, and January 9, 2014. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
David L. Boyles [1]	4	4
Dr. Omkar Goswami	4	4
R. Seshasayee	4	4
Ravi Venkatesan [2]	4	3
Kiran Mazumdar-Shaw [3]	–	–

[1] *Ceased to be a member of the committee with effect from January 17, 2014*
[2] *Appointed as a member of the committee with effect from July 3, 2013*
[3] *Appointed as a member of the committee with effect from April 1, 2014*

Risk management committee report for the year ended March 31, 2014

The committee reviewed the Company's risk management practices and activities on a quarterly basis. This included review of risks to the achievement of key business objectives covering growth, profitability, talent aspects, operational excellence and actions taken to mitigate these. Further, the trend lines of top risks in terms of exposure, risk levels, potential impact and progress of mitigation plans were reviewed along with key operational risks. As per the scheduled annual calendar, the committee reviewed risk management in the areas of competitive position in key market segments, business momentum relative to competition, talent supply chain and engagement, information security, high-risk projects, contracts management and financial risks. The committee also reviewed the results of the annual risk survey and discussed priorities of risk mitigation. The members of the committee conducted deep dive exercises in the areas of quality and talent. The committee shared regular updates with the Board regarding all aspects of risk management.

While acknowledging the very competitive and dynamic nature of the business environment, the committee believes that the Infosys Risk Framework along with risk assessment, monitoring, mitigation and reporting practices are adequate to effectively manage the foreseeable material risks. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore
April 14, 2014

Ravi Venkatesan
Chairperson

6. Stakeholders relationship committee

The committee has the mandate to review and redress shareholder grievances.

Our stakeholders relationship committee ('the committee') comprises three independent directors:

- Dr. Omkar Goswami, *Chairperson*
- Prof. Jeffrey S. Lehman
- Ravi Venkatesan

Stakeholders relationship committee attendance

Four committee meetings were held during the year ended March 31, 2014. These were held on April 12, 2013; July 11, 2013; October 10, 2013, and January 9, 2014. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
Dr. Omkar Goswami	4	4
Prof. Jeffrey S. Lehman	4	4
Deepak M. Satwalekar [1]	4	3
Ravi Venkatesan [2]	4	1

[1] *Ceased to be a member of the committee with effect from November 13, 2013*
[2] *Appointed to be a member of the committee with effect from January 9, 2014*

Stakeholders relationship committee report for the year ended March 31, 2014

The committee expresses satisfaction with the Company's performance in dealing with investor grievances, and in its share-transfer system.

The details of complaints resolved during the fiscal year ended March 31, 2014 are as follows:

Nature of complaints	Received	Resolved	Closing
Dividend / Annual Report related	688	688	–

It has also been noted that the shareholding in dematerialized mode as on March 31, 2014 was 99.77% (99.76% as of March 31, 2013).

Sd/-

Bangalore
April 14, 2014

Dr. Omkar Goswami
Chairperson

D. Management review and responsibility

Formal evaluation of officers

The management development and compensation committee of the Board approves the compensation and benefits for all executive Board members. Another committee, headed by the CEO and MD, reviews, evaluates and decides the annual compensation of our officers from the level of Vice President upwards.

Board interaction with clients, employees, institutional investors, the government and the media

The Executive Chairman, the Executive Vice Chairman, the CEO and MD, and the Chief Financial Officer (CFO) represent the Company in interactions with investors, the media and various governments. In addition, the Executive Chairman, the Executive Vice Chairman and the CEO and MD manage interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. The *Risk management report* forms part of this Annual Report.

Management's discussion and analysis

A detailed report on our *Management's discussion and analysis* forms part of this Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

As per the provisions of the Companies Act, 2013, B. G. Srinivas and S. Gopalakrishnan will retire in the ensuing AGM and being eligible, seek re-appointment. The Board recommends their re-appointment.

The Companies Act, 2013 provides for appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company; and shall be eligible for re-appointment on passing a special resolution by the shareholders of the company.

Sub-section (11) states that no independent director shall be eligible for more than two consecutive terms of five years. Sub-section (13) states that the provisions of retirement by rotation as defined in sub-sections (6) and (7) of Section 152 of the Act shall not apply to such independent directors.

Our non-executive (independent) directors (except for Kiran Mazumdar-Shaw and Carol M. Browner) were appointed as directors liable to retire by rotation under the provisions of the erstwhile Companies Act, 1956. The Board has been advised that non-executive (independent) directors so appointed would continue to serve the term that was ascertained at the time of appointment as per the resolution pursuant to which they were appointed. Therefore, it stands to reason that only those non-executive (independent) directors who will complete their present term, at the ensuing AGM of the Company in June 2014, being eligible and seeking re-appointment, be considered by the shareholders for re-appointment for a term of up to five consecutive years.

Non-executive (independent) directors who do not complete their term at the ensuing AGM, will continue to hold office till expiry of their term (based on retirement period calculation) and would thereafter be eligible for re-appointment for a fixed term in accordance with the 2013 Act.

The detailed profiles of all these directors are provided in the *Notice* convening the AGM.

Communication to the shareholders

The quarterly report, along with additional information, is posted on our website, *www.infosys.com*. The reports contain select financial data extracted from the audited financial statements under the Indian GAAP, and unaudited financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are also posted on our website, *www.infosys.com*. Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on our website, *www.infosys.com*. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, *www.infosys.com*.

Investor grievance and share transfer

We have a Board-level stakeholders relationship committee to examine and redress shareholders' and investors' complaints. The status of complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share-transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions in electronic form can be effected in a much simpler and faster manner. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no instance of non-compliance with any legal requirements, nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate on corporate governance is annexed to the *Directors' report*.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO and CFO certification is annexed to the *Directors' report*.

Code of conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Conduct and Ethics ('the Code'). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, *www.infosys.com*.

All the members of the Board, the executive officers and senior financial officers have affirmed compliance to the Code as on March 31, 2014. A declaration to this effect, signed by the CEO and MD and the CFO, is annexed to the *Directors' report*.

General body meetings

The details of the last three Annual / Extraordinary General Meetings are as follows :

Financial year ended	Date and time	Venue	Special resolution passed
March 31, 2011	June 11, 2011, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2012	June 9, 2012, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	Remuneration in the form of commission to non-executive directors
March 31, 2013	June 15, 2013, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
	August 3, 2013 at 3 p.m. IST (1)	Christ University Auditorium, Hosur Road, Bangalore, India	None

(1) *Extraordinary General Meeting*

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement ('the Clause') mandates us to obtain a certificate from either the auditors or practicing Company Secretaries regarding the compliance to conditions of corporate governance as stipulated in the Clause, and append the certificate with the *Directors' report*, which is sent annually to all our shareholders. We have obtained a certificate to this effect, which is provided as an *Annexure to the directors' report*. The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements, and the adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in this section of the Annual Report.

We comply with the following non-mandatory requirements :

Remuneration committee

We have instituted a management development and compensation committee. A detailed note on the compensation / remuneration committee is provided under the *Management development and compensation committee* section in this report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance, including a summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through mail, telephone and face-to-face meetings at investor conferences, Company visits or special events.

Online communication channels using the internet are also widely used for communicating with our investors. We generally announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefings on several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website, *www.infosys.com*.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture with appropriate orientation sessions. Presentations are made by various executive directors and senior management to give an overview of our operations, and to familiarize the new non-executive directors with the operations. They are also introduced to our organization structure, our services, group structure and subsidiaries, constitution, board procedures, matters reserved for the Board, and our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual education requirements of our directors. Each director is entitled to a training fee of US $5,000 per annum. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

Mechanism for evaluating non-Executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each Board member makes a presentation to the Board highlighting their contributions and thought leadership initiatives pursued during the year. A scale of 1 to 3 is used by every Board member during the evaluation of each of the external Board members.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include :

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in the Board and committee meetings

Whistleblower Policy

In April 2014, the Board adopted the revised Whistleblower Policy that adopts global best practices. We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our Code of Conduct and Ethics. It also provides for adequate safeguards against the victimization of employees who avail of the mechanism, and allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee during fiscal year 2014.

F. Compliance with the corporate governance codes

Corporate Governance Voluntary Guidelines, 2009

The Ministry of Corporate Affairs, Government of India, published the Corporate Governance Voluntary Guidelines in 2009. These guidelines encourage the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standards of corporate governance. These guidelines provide Indian companies a framework to govern themselves voluntarily according to the highest standards of ethical and responsible conduct of business. The Ministry hopes

that the adoption of these guidelines will also translate into a much higher level of stakeholders' confidence, which is crucial to ensure the long-term sustainability of and value-generation by businesses. The guidelines broadly focus on areas such as Board, responsibilities of the Board, audit committee functions, roles and responsibilities, the appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We substantially comply with the Corporate Governance Voluntary Guidelines.

Revised Clause 49 of the Listing Agreement

SEBI, with a view to improve corporate governance standards in India and to enhance the transparency and integrity of the market, constituted a committee on corporate governance under the chairmanship of Narayana Murthy. The committee issued two sets of recommendations : the mandatory recommendations and the non-mandatory recommendations.

SEBI has incorporated the recommendations made by the N. R. Narayana Murthy Committee on corporate governance in Clause 49. A revised Clause 49 was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the Listing Agreement.

Naresh Chandra Committee

Following instances of irregularities involving auditors in the U.S. and India, the Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed a committee on corporate governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, to promote and raise the standards of corporate governance. SEBI adopted the recommendations of the committee on January 25, 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000

Euroshareholders is the confederation of European shareholders associations, constituted to represent the interests of individual shareholders in the European Union. The guidelines are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

We comply with the findings and recommendations of the Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate irregularities and the subsequent decline of confidence in the American capital markets. The commission addressed three key areas – executive compensation, corporate governance, and audit and accounting issues, and issued its first set of findings and recommendations. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of 30 countries in the OECD have recently approved a revised version of the OECD's Principles of Corporate Governance, adding new recommendations for good practice in corporate behavior with a view to rebuild and maintain public trust in companies and stock markets. We comply with these recommendations.

A detailed compliance report, with the recommendations of various committees listed in this section, is available on our website, *www.infosys.com*.

United Nations Global Compact (UNGC)

Announced by the then United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the UNGC calls on companies to embrace 10 principles in the areas of human rights, labor standards and environment. The UNGC is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialog to identify and disseminate good practices based on universal principles. The 10 principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

The UNGC recommends that companies embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption. According to these principles, businesses should :

- Support and respect the protection of internationally-proclaimed human rights
- Ensure that they are not complicit in human rights abuses
- Uphold the freedom of association and the effective recognition of the right to collective bargaining
- Support the elimination of all forms of forced and compulsory labor
- Support the effective abolition of child labor
- Eliminate discrimination with respect to employment and occupation
- Support a precautionary approach to environmental challenges
- Undertake initiatives to promote greater environmental responsibility
- Encourage the development and diffusion of environment-friendly technologies
- Work against corruption in all its forms, including extortion and bribery

Source : *www.unglobalcompact.org*

On August 27, 2001, we adopted the UNGC policy and became a partner with the United Nations in this initiative. We adhere to the principles of the UNGC and continue to report our progress to UNGC's ('communication on progress') framework.

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992, and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145/- per share, compared to the IPO price of ₹95/- per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450/- each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10/- each) at US $34 per ADS under the ADS Program, and the same were listed on the NASDAQ National Market. All the above data is unadjusted for the issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary sponsored ADR issues of US $294 million, US $1.1 billion and US $1.6 billion, respectively.

During fiscal year 2012, we changed our name from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner for our clients.

During fiscal year 2013, we withdrew the listing of our ADSs from NASDAQ, and listed the same in the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris markets. The delisting and listing was made to leverage the NYSE Euronext partnership, since both the U.S. and Europe are home to many of our investors, clients and employees.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal year	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

Note : In addition to issuing the above bonus shares, the Company split the stock in the ratio of 2 to 1 in fiscal year 2000.

Dividend policy

Our earlier policy was to pay dividend of up to 30% of the post-tax profits. At the Board meeting held on April 15, 2014, the Board decided to increase the dividend pay-out ratio to up to 40% of post-tax profits effective fiscal year 2014.

Unclaimed dividend

Section 124 of the Companies Act, 2013, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to the IEPF:

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) (1)
2007	Final	6.50	Jun 22, 07	Jul 21, 14	7,92,376
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	9,65,790
	Final (2)	27.25	Jun 14, 08	Jul 13, 15	24,64,708
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	17,74,710
	Final	13.50	Jun 20, 09	Jul 25, 16	16,43,543
2010	Interim	10.00	Oct 09, 09	Nov 14, 16	13,82,320
	Final	15.00	Jun 12, 10	Jul 17, 17	18,35,385
2011	Interim (3)	40.00	Oct 15, 10	Nov 20, 17	29,97,760
	Final	20.00	Jun 11, 11	Jul 16, 18	22,31,020
2012	Interim	15.00	Oct 12, 11	Nov 17, 18	18,70,785
	Final (4)	32.00	Jun 9, 12	Jul 14, 19	28,91,520
2013	Interim	15.00	Oct 12, 12	Nov 17, 19	20,16,015
	Final	27.00	Jun 15, 13	Jul 20, 20	31,11,399
2014	Interim	20.00	Oct 18, 13	Nov 23, 20	34,48,980

(1) Amount unclaimed as on March 31, 2014.
(2) Includes special dividend of ₹20/- per share.
(3) Includes 30th year special dividend of ₹30/- per share.
(4) Includes special dividend of ₹10/- per share on the successful completion of 10 years of Infosys BPO operations.

The Company sends periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to the IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal year	Amount (₹)
2014	11,06,794
2013	5,47,274
2012	14,57,330

Investor services

Tentative calendar

Quarter ending	Earnings release	Trading window closure
Jun 30, 2014	Jul 11, 2014	Jun 16, 2014 to Jul 13, 2014
Sep 30, 2014	Oct 10, 2014	Sep 16, 2014 to Oct 12, 2014
Dec 31, 2014	Jan 9, 2015	Dec 16, 2014 to Jan 11, 2015
Mar 31, 2015	Apr 10, 2015	Mar 16, 2015 to Apr 12, 2015

Note : The Quiet period for interacting with investors of the Company begins 15 days before the end of the quarter and ends on the day of the earnings release.

Annual General Meeting

Date and time	June 14, 2014, Saturday, 3:00 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure dates	May 31, 2014 to June 14, 2014 (both days inclusive)
Dividend payment date	June 16, 2014

Investor awareness

We are committed to maintaining the highest standards of corporate governance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, *www.infosys.com*. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in the electronic form. Through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2014, 99.77% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as on March 31, 2014 are as follows:

Category	Number of		% to total
	shareholders	shares	equity
Demat mode			
NSDL	2,96,389	56,77,23,226	98.87
CDSL	79,571	51,75,142	0.90
Total	3,75,960	57,28,98,368	99.77
Physical mode	420	13,37,798	0.23
Grand total	3,76,380	57,42,36,166	100.00

To enable us to serve our investors better, we request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts with the respective depository participants.

Secretarial audit

As a measure of good corporate governance practice, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 2013, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI) as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company voluntarily adheres to the various Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2014	2013	2014	2013
Dividend / Annual Report related	688	619	688	619

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated email address for investor services

In terms of Clause 47(f) of the Listing Agreement, the designated email address for investor complaints is *investors@infosys.com*.

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as on March 31, 2014 are as follows:

Name of the shareholder	No. of shares	%
Life Insurance Corporation of India (1)	1,86,56,581	3.25
Abu Dhabi Investment Authority – Peacock (2)	1,45,75,201	2.54
Oppenheimer Developing Markets Fund (2)	1,44,50,397	2.52
Government of Singapore (2)	1,27,60,092	2.22
ICICI Prudential Life Insurance Company Limited (1)	87,07,385	1.52
Vanguard Emerging Markets Stock Index Fund, Aserie (2)	83,14,877	1.45
HDFC Trustee Co Ltd (3)	74,03,681	1.29
Franklin Templeton Investment Funds (2)	71,41,933	1.24
Aberdeen Global Indian Equity (Mauritius) Limited (2)	67,05,000	1.17
Stichting Pensioenfonds ABP (2)	62,65,488	1.09
Europacific Growth Fund (2)	57,94,000	1.01

(1) *Insurance company*
(2) *Foreign institutional investor*
(3) *Indian mutual fund*

Distribution of shareholding as on March 31, 2014

Category (Shares)	No. of holders	% to holders	No. of shares	% to equity
1	17,232	4.58	17,232	0.00
2 – 10	1,74,413	46.34	11,38,309	0.20
11 – 50	1,20,892	32.12	32,08,242	0.56
51 – 100	27,978	7.43	22,09,377	0.38
101 – 200	13,779	3.66	20,95,600	0.36
201 – 500	9,054	2.41	30,09,762	0.52
501 – 1,000	4,829	1.28	35,93,928	0.63
1,001 – 5,000	5,063	1.35	1,17,16,406	2.04
5,001 – 10,000	1,157	0.31	82,81,489	1.44
10,001 and above	1,983	0.53	53,89,65,821	93.86
Total	3,76,380	100.00	57,42,36,166	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 40 as against 300 for the previous year.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.N
Bloomberg	INFO IN	INFO IB	INFY US

The listing fees for fiscal year 2015 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS : US4567881085

Shareholding pattern

Category	March 31, 2014			March 31, 2013		
	Shareholders (No.)	Voting strength (%)	No. of shares held	Shareholders (No.)	Voting strength (%)	No. of shares held
Founders holding						
Indian founders	19	15.94	9,15,08,078	19	16.04	9,20,85,078
Total founders holding (A)	19	15.94	9,15,08,078	19	16.04	9,20,85,078
Public shareholding						
Institutional investors						
Mutual funds	357	4.58	2,63,17,182	358	5.42	3,11,47,526
Banks, financial institutions and insurance companies	223	9.08	5,21,27,539	215	12.09	6,94,45,010
Foreign institutional investors	984	42.10	24,17,68,875	800	40.52	23,26,53,231
Others	1	–	2,974			
Non-institutional investors						
Private corporate bodies	2,851	0.47	27,03,409	2,993	0.59	33,63,588
Individual shareholders	3,64,680	9.95	5,71,56,965	4,03,766	11.17	6,41,53,228
NRIs / OCBs / foreign nationals	7,211	1.15	65,90,519	7,641	1.28	73,64,106
Trusts	53	0.63	35,89,965	50	0.55	31,41,180
Qualified foreign investor	–	–	–	1	–	2
Total public shareholding (B)	3,76,360	67.96	39,02,57,428	4,15,824	71.62	41,12,67,871
Equity shares underlying ADS (C)	1	16.10	9,24,70,660	1	12.34	7,08,83,217
Total (A + B + C)	3,76,380	100.00	57,42,36,166	4,15,844	100.00	57,42,36,166

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, the S&P CNX NIFTY Index, and NYSE. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

Stock market data – Exchanges in India

	BSE			NSE			Total volume
	High (₹)	Low (₹)	Volume (No.)	High (₹)	Low (₹)	Volume (No.)	(BSE & NSE) (No.)
2013							
April	2,970.15	2,212.30	57,51,022	2,969.05	2,212.00	4,35,91,396	4,93,42,418
May	2,407.60	2,286.90	15,63,351	2,411.70	2,286.70	1,83,61,228	1,99,24,579
June	2,513.95	2,366.90	16,49,998	2,514.10	2,369.10	1,96,15,964	2,12,65,962
July	2,967.15	2,405.30	27,50,257	2,969.65	2,403.95	2,79,12,367	3,06,62,624
August	3,120.30	2,953.35	17,31,022	3,116.25	2,958.75	2,39,36,040	2,56,67,062
September	3,150.70	2,992.30	14,88,330	3,158.90	2,993.40	2,36,79,224	2,51,67,554
October	3,348.30	3,014.70	28,35,387	3,354.80	3,015.00	2,93,34,123	3,21,69,510
November	3,443.60	3,264.95	17,22,220	3,442.95	3,265.85	1,47,79,399	1,65,01,619
December	3,562.25	3,326.60	15,39,919	3,561.30	3,325.80	2,07,50,869	2,22,90,788
2014							
January	3,792.80	3,428.50	21,24,183	3,792.50	3,428.10	3,22,26,814	3,43,50,997
February	3,820.20	3,563.45	11,31,200	3,824.85	3,561.10	1,52,23,234	1,63,54,434
March	3,835.70	3,228.50	15,53,322	3,831.90	3,231.05	2,62,91,110	2,78,44,432
Total	(1) 3,835.70	(1) 2,212.30	2,58,40,211	(1) 3,831.90	(1) 2,212.00	29,57,01,768	32,15,41,979
Volume traded / Average outstanding shares (%)	FY 2014		5			61	67
	FY 2013		6			59	65
	FY 2012		7			65	72

Notes : The number of shares outstanding is 48,17,65,506. ADSs have been excluded for the purpose of this calculation.

(1) Represents yearly high and yearly low of equity shares.

Stock market data – NYSE

	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
2013					
April	54.34	40.10	2,924.04	2,157.78	68,022,200
May	43.95	41.45	2,483.18	2,341.93	35,241,200
June	43.68	39.21	2,594.16	2,328.68	33,651,700
July	49.95	40.51	3,017.48	2,447.21	39,733,100
August	50.40	46.21	3,311.78	3,036.46	30,337,700
September	49.40	45.45	3,092.93	2,845.63	25,346,200
October	54.76	48.34	3,368.28	2,973.39	33,489,700
November	55.37	52.41	3,457.85	3,273.05	20,869,600
December	58.25	53.21	3,600.43	3,288.91	18,709,500
2014					
January	61.49	55.53	3,854.80	3,481.17	35,050,300
February	61.67	56.53	3,808.73	3,491.29	19,325,700
March	63.01	53.32	3,775.55	3,194.93	33,824,300
Total	[1] 63.01	[1] 39.21	[1] 3,854.80	[1] 2,157.78	393,601,200

Notes : 1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as on March 31, 2014 was 9,24,70,660. The percentage of volume traded for the year at all the stock exchanges overseas, to the total float was 425%.

[1] Represents yearly high and yearly low of ADS

ADS premium compared to price quoted on BSE



(₹)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(%)
12.00
10.00
8.00
6.00
4.00
2.00
0
(2.00)
(4.00)

	Apr 13	May 13	Jun 13	Jul 13	Aug13	Sep13	Oct 13	Nov 13	Dec 13	Jan 14	Feb 14	Mar 14
ADR (₹)	2,924	2,483	2,594	3,017	3,312	3,093	3,368	3,458	3,600	3,855	3,809	3,776
Equity (₹)	2,970	2,408	2,514	2,967	3,120	3,151	3,348	3,444	3,562	3,793	3,820	3,836
Premium (%)	(1.55)	3.14	3.19	1.70	6.14	(1.83)	0.59	(0.42)	1.07	1.63	(0.30)	(1.57)

Notes : Represents monthly high of our ADSs listed on NYSE compared to monthly high of our equity shares listed on BSE.

Outstanding ADSs

Our ADS as evidenced by American Depositary Receipts (ADRs) are traded in the U.S. on the NYSE at New York, NYSE Euronext London and Paris markets under the ticker symbol 'INFY'. The currency of trade of ADS in the U.S. is USD and at London and Paris is Euro (EUR). Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and NYSE Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. As on March 31, 2014, there were 28,405 record holders of ADRs evidencing 9,24,70,660 ADSs (1 ADS = 1 equity share).

Infosys share price versus the BSE Sensex


140
120
100
80
60
40
20
0
Apr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14
Infosys
Sensex

Base 100 = April 1, 2013

Share price chart

We caution that the historical stock price performance shown in the following graph should not be considered indicative of potential future stock price performance.


Relative index
3,25,100
3,00,100
2,75,100
2,50,100
2,25,100
2,00,100
1,75,100
1,50,100
1,25,100
1,00,100
75,100
50,100
25,100
100
Jun1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Mar 2014
Infosys
BSE index

Notes : Adjusted for bonus issues and stock split

Base 100 = June 1993

Investor contacts

For queries relating to financial statements

Rajiv Bansal
Chief Financial Officer
Tel: 91 80 2852 1705
Fax: 91 80 2852 0754
Email: rajivbansal@infosys.com

Investor correspondence

Sandeep Mahindroo
Assistant Financial Controller
Tel: 91 80 3980 1018 Fax: 91 80 2852 0754
Email: sandeep_mahindroo@infosys.com

Gargi Ray
Principal – Technical Accounting Group
Tel: 91 80 4116 7747 Fax: 91 80 2852 0754
Email: gargi_ray@infosys.com

For queries relating to shares / dividend / compliance

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary
Tel: 91 80 4116 7750 Fax: 91 80 2852 0754
Email: parvatheesam_k@infosys.com

For queries relating to business responsibility report

Aruna C. Newton
Associate Vice President
Tel: 91 80 4961 4243
Email: arunacnewton@infosys.com

Registrar and share-transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plot No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur, Hyderabad 500 081, India
Tel: 91 40 2342 0818, 91 40 4465 5000 Fax: 91 40 2342 0814
Email: shobha.anand@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Floor 16 , Global Transaction Banking
Global Equity Services – Depositary Receipts
60 Wall Street, 10005-2836, New York, NY, U.S.
Tel: 1 212 250 1305 Fax: 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking / Global Equity Services –
Depositary Receipts, The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: 91 22 7180 4386 Fax: 91 22 7180 4122

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
414, Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel: 91 22 6667 2756 Fax: 91 22 6667 2740

Sponsor Bank for ADS in Europe

BNP Paribas Securities Services
CTS-Services Aux Emetteurs
Les Grands Moulins De Pantin
75450 Paris Cedex 09, France
Tel: 33 1 57 43 19 46 Fax: 33 57 53 86 24

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel: 91 22 2644 9000, 91 22 4045 9000
Fax: 91 22 2644 9019-22, 91 22 4045 9019-22

National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel: 91 22 2659 8100 Fax: 91 22 2659 8120

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001, India
Tel: 91 22 2272 1233 Fax: 91 22 2272 1919

Outside India

New York
NYSE Euronext, New York
11 Wall Street, New York, NY 10005, U.S.
Tel: 1 212 656 3000 Fax: 1 212 656 5549

London
NYSE Euronext, London
Cannon Bridge House
1 Cousin Lane, London EC4R 3XX
Tel: 44 20 7623 0444

Paris
NYSE Euronext, Paris
39 Rue Cambon
F 75039 Paris Cedex 01
Tel: 33 1 49 27 10 00

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th and 5th Floors
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel: 91 22 2499 4200 Fax: 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001, India
Tel: 91 22 2272 3333 Fax: 91 22 2272 3199

Business Responsibility Report

"We must accelerate our communal efforts to identify concrete solutions to poverty, climate, food, water and energy challenges. Business and industry worldwide must continue to drive sustainability, not just in their own operations but also in their interactions with their communities. In emerging economies, business and industry must set an example in their home countries and their broader regions."

S. Gopalakrishnan

Executive Vice Chairman
Speaking on the occasion of his appointment as Chair of Business Action for Sustainable Development 2012

Introduction

We have a defined approach towards responsible business, and this guides our actions as a Company in fulfilling our responsibilities towards our employees, external stakeholders and the community. Besides working within the industry to bring about systemic changes regarding sustainability, our work in areas such as education, health, sanitation and the environment is instrumental in affirming our commitment to sustainable governance.

The Securities and Exchange Board of India (SEBI), in its circular dated August 13, 2012, has mandated the inclusion of a Business Responsibility Report (BRR) as a part of the Annual Report for top 100 listed entities.

We have been publishing our Business Responsibility Report since 2012. We are including this report in line with the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business (NVG) as notified by the Ministry of Corporate Affairs (MCA), Government of India, as part of our Annual Report. We also publish a comprehensive Sustainability Report annually, independently assured by Det Norske Veritas Germanischer Lloyd (DNV GL), which follows the Global Reporting Initiative (GRI) G4 framework and is available on our website, *http://www.infosys.com/investors/reports-filings*.

Commitment to responsible business

Being a value-driven company, we have always abided by the highest levels of responsible business practices. Our corporate governance framework has set an industry benchmark, and continues to reflect our commitment to ethical wealth generation keeping in mind the interests of our investors as well as all the other stakeholders. Our corporate governance practices adhere to the principles of fairness and transparency. These practices have often been ahead of compliance requirements and prescribed voluntary disclosures. Our core values, captured by the term, C-LIFE, are as follows:

- Client value: To surpass client expectations consistently
- Leadership by example: To set standards in our business and transactions and be an exemplar for the industry and ourselves
- Integrity and transparency: To be ethical, sincere and open in all our transactions
- Fairness: To be objective and transaction-oriented, and thereby earn trust and respect
- Excellence: To strive relentlessly and constantly to improve ourselves, our teams, our services and our products, to become the best


Client value
Excellence
C-LIFE
Leadership by example
Fairness
Integrity and transparency

The key dimensions of our corporate governance framework are as follows:

Transparency, fairness and accountability

We have consistently followed the highest levels of disclosure with all our stakeholders. Besides ensuring compliance with the laws of the land wherever we operate, we also have specific policies to ensure transparency and accountability, such as the Code of Conduct and Ethics and the Whistleblower Policy. For several years now, CRISIL has consistently assigned us the 'CRISIL Governance and Value Creation (GVC) Level 1' rating. ICRA has assigned the 'Corporate Governance Rating (CGR) 1' rating to our practices. We disclose financial statements in accordance with the Indian GAAP and International Financial Reporting Standards (IFRS).

Board governance

We believe that an active, diverse, well-informed and independent board ensures the highest standards of corporate governance. At Infosys, the Board of Directors ('the Board') is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of our stakeholders. We have deployed the practice of separating the roles of the chairman of the board and the chief executive officer to ensure the right focus to board governance. As on March 31, 2014, the majority of our Board members — seven out of 13 — are independent members. An independent director is nominated as the chairperson of each of the audit, management development and compensation, stakeholders relationship, nominations and governance, risk management and corporate social responsibility committees.

Enterprise risk management

We have frameworks and processes that help us identify, assess, monitor and mitigate risks in the long, medium and short terms. Strong internal audit processes have served us well. The identification of focus areas and articulated criteria for defining inherent vulnerabilities, and their proactive management are part of the risk management framework. Predictability, Sustainability, Profitability, and De-risking (PSPD) are the four cornerstones of our de-risked business model.

Refer to the *Risk Management Report* for more details.

Corporate policies

The Code of Conduct and Ethics helps us maintain the highest standards of business conduct for our employees and comply with legal requirements of all applicable laws and regulations including anti-bribery, ethical handling of conflicts of interests, fair, accurate and timely disclosure in reports and documents that are filed with the required regulatory bodies. This is communicated to employees worldwide through training and awareness programs, both online and instructor-led, using multiple learning interventions. Every employee compulsorily attends a session on values during his or her induction, and acknowledges the Code of Conduct and Ethics through a sign-up process. A Whistleblower Policy, a Gift Policy, a strong grievance redressal body, an uncompromising stand on value transgressions, and supportive ecosystems ensure the availability of adequate mechanisms to enable a culture of disclosure.

Sustainability focus

Over the years, our leaders have been spearheading our sustainability strategy to achieve a fine balance of economic, environmental and social imperatives, while paying attention to the needs and expectations of our internal as well as external stakeholders. Our leaders have been championing sustainability initiatives through global forums and bodies. This indicates the Management's commitment to our sustainability goals, which are embedded in our corporate scorecard.

We periodically communicate our progress on material aspects concerning our stakeholders. Regular discussions and reviews with the Board and its committees, the senior management and other stakeholders across the organization help us work consistently towards fulfilling the expectations of our direct and indirect stakeholders.

Corporate social responsibility committee

As per the Companies Act, 2013, all companies having net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the Board of Directors consisting of three or more directors, at least one of whom will be an independent director and have a CSR policy approved by the Board.

Accordingly, the Board of Directors on April 15, 2014, constituted the CSR Committee ('the committee') comprising K. V. Kamath, *Chairperson*; R. Seshasayee, Kiran Mazumdar-Shaw and S. D. Shibulal.

The committee will formulate and monitor the CSR policy of the Company. It has adopted a policy that intends to (a) strive for economic development that positively impacts the society at large with a minimal resource footprint, and (b) embrace responsibility for the corporation's actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

Sustainable value chain

As a global leader in consulting, technology, and outsourcing solutions, Infosys enables clients in over 30 countries to outperform the competition and stay ahead of the innovation curve. Our experience gives our clients a distinct advantage, helping them manage their business and powering their transformation to a smarter organization. This allows them to focus on their core business priorities.

Our expertise spans industries; from helping build lighter and stronger passenger jets and creating more fuel efficient smart cars, to enabling banks to provide financial inclusion to remote corners of the globe. We help enterprises transform and thrive in a changing world through strategic consulting, operational leadership, and the co-creation of breakthrough solutions, including those in mobility, sustainability, big data, and cloud computing.

We have a strong focus on operational excellence; we ensure that we deliver value in every stage of our service offering to clients. An emphasis on quality and a culture of measurement is intertwined in every stage of the life cycle of all our client engagements. We use tools and technology, and lean processes to increase efficiency and speed of execution. We make significant investments in quality programs and initiatives.

Data privacy and security is a vital aspect of our value chain, wherein our processes and practices ensure that it is embedded in our business. We are an ISO 27001 certified company and we comply with other industry standards, as applicable. We are committed to making our employees aware of the creation and protection of Intellectual Property (IP) and the importance of respecting those of others. A cross-functional Information Security Council headed by a Board member ensures the governance and senior management sponsorship for data privacy compliance activities.

Business continuity at all times is crucial not only for us but also for all our clients. The Business Continuity Management System (BCMS) known as Phoenix, enables identification and preparedness to handle business disruptions, potential disasters and related risks. Phoenix is headed by S. D. Shibulal, CEO and Managing Director.

Solutions for societal well-being

We are investing in research on Internet of Things (IoT), along with COMMIT, a public-private research community. It aims to address the challenges in information and communication science that is shaping tomorrow's society. The work focuses on improving the health of the sports community (including amateurs) by increasing personal motivation of individuals, using behavioral intervention technology. This is based on modern Information and Communications Technologies (ICT), especially smartphones, off-the-shelf sensors and cloud. The project combines three health aspects — physical, mental and social, and their interactions. It aims to provide real-time feedback to users while exercising, using a smartphone with a complete sense-model-action loop. It gives personalized feedback, based on individual goals and leverages aggregated information from groups of users. IoT will deliver scientific results in the detection of patterns in exercise and health while providing intelligent motivational support. The research currently focuses on improving health for the sports community, but Infosys envisages its application across important facets of well-being, these include :

- Assisted living for the elderly and remote monitoring
- Continuous monitoring of health and safety of field personnel working in hazardous and remote environments like mines, chemical plants, etc.
- Regular monitoring of blood chemistry and vital signs of post-operative and high-risk patients
- Emotion monitoring through stress levels and Facial Expression, Awareness, Compassion, Emotions (FACE)

Managing assets for environmental well-being

Infosys has numerous customer-loaned assets — over 70,000 equipment worth about ₹8,988 crore. This accounts for a large carbon footprint, high datacenter space requirements, high power consumption, administrative bandwidth and substantial maintenance and cooling costs. On completion of the projects, a re-export of these assets would mean high transportation costs and / or real-estate expenditure for our clients. A four-pronged innovative approach was conceptualized to address these challenges :

Build innovation platform : A cost-effective, agile and robust IT innovation platform was created that leverages technologies in virtualization, optimization, storage and cloud-based technologies. We were able to significantly reduce the total cost of ownership, achieve desired business agility and reduce cycle time.

Optimized asset management : We focused on liaising with government departments for policy changes and coordinated with internal units for better resource management. A cross-functional team was instituted to track, monitor and review usage of loaned assets on a periodic basis. This resulted in total energy savings of about 2,58,200 units, which in turn provided cost savings to the tune of ₹2 crore. The program helped in optimum space utilization, saving about ₹9 crore, with a potential annual saving of about ₹11 crore.

E-waste management : A lean process of loaned asset reconciliation and optimization resulted in successful release of unused assets, gaining forex credit of up to ₹8 crore. We were able to release around 81 tonnes of customer-loaned assets, reducing the carbon footprint by 2,421 tonnes, and the energy consumption by 2140 kW. The initiative created additional 'useful' real-estate and energy savings of ₹8 crore. We were also able to streamline processes with customs / Software Technology Parks of India on e-waste disposal for loaned equipment.

Server and storage virtualization : We institutionalized an innovative methodology to transform the physical IT infrastructure to Green IT infrastructure by leveraging virtualization and blade server technology. This helped preempt substantial investment and energy savings as well as a significant reduction in carbon footprint. The solution has generated a cost saving of over ₹12 crore and has a saving potential of over ₹2 crore. We have hosted close to 168 virtual machines, which has taken care of critical project requirements, enabled R&D and provided the infrastructure for training. From an environmental perspective, this has resulted in about 4,748 tonnes of carbon footprint reduction, equivalent to planting 15,690 trees.

Extending goodwill to suppliers and partners

Our responsibilities extend beyond our operational boundaries. We engage with suppliers / vendors and partners to advocate responsible business practices. The supply chain is more relevant for our support processes than our core business. Our vendor empanelment guideline articulates our vendor selection criteria based on cost, credibility, and capability. We review our vendor management practices regularly and sign the Master Service Agreements (MSA). Our proportion of spending on domestic (India-based) suppliers was about 86% for fiscal year 2014.

To strengthen responsible business practices in our supply chain, a four-stage integrated framework called 'VIVA — Visioning, Inculcating, Valuing, Assessing' was conceptualized in fiscal year 2013. A Responsible Supply Chain Policy that categorizes our suppliers into three broad categories — people, services and products — was launched in 2013. A Supplier Code of Conduct was administered to all key suppliers in 2014. We also revised our empanelment guidelines in 2014 and strengthened our supplier assessment process.

For more information on *Sustainable value chain*, visit *www.infosys.com/investors/reports-filings*.

Employee well-being

Being an organization that is knowledge-intensive and highly dependent on the competency of people to deliver value to clients, our employees are our most valued assets. We strive to attract and retain the best talent in the market. As a strategy, we look at developing the careers of our employees by providing them long-term opportunities. We hire from the best campuses. This year, we had senior leaders participating in recruitment drives to position our Company and attract the best talent. We strive to create an environment of meritocracy that provides all our employees with opportunities to excel, learn and progress.

Our 'glocal' employees

The total number of our employees globally stands at 1,60,405 as on March 31, 2014, covering over 98 nationalities. Our employee base comprises approximately 34% women. Our employee distribution across region and gender over the last three years is as follows :

Region	As on March 31, 2014			As on March 31, 2013			As on March 31, 2012		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
India	95,267	48,854	1,44,121	92,887	47,579	1,40,466	89,915	47,351	1,37,266
APAC	2,879	2,633	5,512	3,140	2,721	5,861	2,932	2,346	5,278
Americas	4,177	1,594	5,771	4,409	1,573	5,982	3,425	1,124	4,549
EMEA	2,910	2,091	5,001	2,557	1,822	4,379	1,570	1,331	2,901
Total	1,05,233	55,172	1,60,405	1,02,993	53,695	1,56,688	97,842	52,152	1,49,994

Note : Permanent and fixed-term employees

Our HR personnel to employee ratio is guided by the best global standards and benchmarks. Our human resource personnel are identified from a 'glocal' talent pool relevant to the geographies where they would be deployed. This is to ensure that local perspectives are considered for better employee engagement. Most of our employees work as full-time, permanent employees. We have a *de minimus* number of employees working on a part-time / fixed-term contract. All employee benefits are provided to our permanent (full-time) and part-time / fixed-term employees based on requirements mandated by the law in the countries where we operate and the locations where we recruit.

Freedom of association

We recognize the right to freedom of association through collective bargaining agreements as per the laws of the land. A *de minimus* percentage of our employees are covered by Collective Bargaining Agreements (CBA).

The details of the number of employees covered under CBA worldwide are as follows :

Operating location	Total no. of employees	No. of employees covered under Collective Bargaining Agreements (CBA)
Brazil	768	768
Spain	17	17
France	210	210
Finland	33	33
The Netherlands (1)	352	62
Japan	179	179
Sweden (1)	151	61

(1) *Only base employees are covered by CBA in these countries. Base employees are all employees whose base location is the country as on March 31, 2014.*

Talent engagement

Communication is a key factor in employee engagement. Information related to company affairs such as re-structuring and re-organization is communicated in a timely manner and includes the reasons, impact and processes involved in making the transition. We have established multiple channels to reach out to our employees at all levels. We have also introduced 'Just A Minute' (JAM) sessions with the Management. The JAM sessions involve a casual gathering of Infoscions and senior leaders at the food courts over lunch, and is conducted every quarter across our campuses. We also launched 'First Take', an employee-first communication campaign that provides Infoscions with a brief summary of the major developments within the organization.





A JAM session with the leaders and employees



A cultural program held at the Bangalore campus to celebrate Ugadi.

Employee resource groups

Our employees represent diverse backgrounds, affinities and skills. We have created a number of employee resource groups to address the needs of our workforce such as community participation, networking, cultural enrichment, and support based on gender, affinity, ability and sexual orientation. These resource groups conduct programs and initiatives such as peer-to-peer forums, leader-speak series, conferences and special events to ensure assimilation and engagement of the diverse groups and communities with the larger workforce. As part of our employee engagement initiatives, we also host regular events to create awareness and celebrate cultural diversity at the workplace.

Employee satisfaction survey – Let's interact on themes that matter to us (LITMUS)

Our annual employee satisfaction survey, LITMUS, is used to capture, analyze and draw up action tracks to address the concerns of our employees. We use a third-party framework for the LITMUS survey with a focus on measuring and improving employee engagement using the renowned Gallup Q12 model. The findings are analyzed and action items are identified and assigned to focus groups. Tasks and activities are implemented, tracked and reported to the Board of Directors.

Work-life balance

The role of professionals in the current social milieu demands flexibility in managing an optimal work-life balance. Attaining personal as well as professional goals leads to an engaged workforce and it is this social responsibility that enterprises today are addressing through various work-life balance programs.

We have established a dedicated team in HRD to assess the needs of our employees across the Company. The following are our significant HR policies that support work-life balance and inclusivity:

- Paid maternity leave
- Extended maternity leave
- Sabbatical for personal reasons [1]
- Paternity leave
- Adoption leave
- Part-time, flexi-hours and selective telecommuting
- Sabbatical for community service
- Sabbatical for higher education
- Work options from satellite offices
- Work from home

(1) Personal reasons like leave taken by new parents, sickness, adoption and travel with spouse to onsite locations.

Equal opportunity

We are committed to providing a work environment that is free from discrimination and harassment for all our employees. The Company is an equal opportunity employer and makes employment decisions based on merit and business needs. The Company's policy prohibits harassment of any kind, including harassment based on pregnancy, childbirth or related medical conditions, race, religion, creed, color, gender, national origin or ancestry, physical or mental disability, medical condition, marital status, age, or any other basis protected by laws of the governments where we operate.

Addressing employee grievance

We recognize the rights of our employees and provide forums, support groups and policies to hear and address their concerns, and resolve issues and conflicts in a fair and transparent manner. The Hearing Employees and Resolving (HEAR) forum helps employees express their grievances and address them in a fair and objective manner. Our Anti-Sexual Harassment Initiative (ASHI) allows employees to report sexual harassment cases at the workplace. The cases are heard and resolved by an unbiased group. We have a Whistleblower Policy that assures complete anonymity and confidentiality of information to the reporting individual.

The following table provides details on issues raised in fiscal year 2014:

Employee concerns and grievances	Number of grievances 2013-14
Workplace harassment (1)	29
Workplace concerns (2)	2,040
Others (3)	10
Employee disciplinary issues – Major (4)	332
Employee disciplinary issues – Minor (5)	107
Total cases recorded	2,518
Internal arbitration	1,990
Disciplinary action	518
No action needed	10
Total cases closed	2,518

(1) Refers to significant harassment issues heard and resolved at the workplace
(2) Refers to grievances reported by employees at the workplace
(3) Refers to queries, clarifications and concerns that do not get channelized as per the Company's grievance mechanism
(4) These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct
(5) These cases refer to misdemeanors or mistakes that can be corrected

Talent enablement

Enabling and empowering our global workforce ensures talent capability across the organization. The Education, Training and Assessment (ETA) department (formerly known as Education and Research) is one of our key business enabling 'competency development' units. We have deployed an enterprise-wide environment for knowledge acquisition, dissemination and management to cater to the continuous learning requirements of our employees to make them ready for the dynamic business requirements across the Company.

ETA has over 2,000 learning offerings and interventions that include technical, managerial, process skills, industry domain knowledge and leadership skills for employees and our strategic clients. The training requirements of our employees are assessed based on roles, domains, and individual competency needs. ETA focuses on talent development and facilitates the Foundation Program, Continuous Education and Outreach Programs.

The following are the significant learning avenues that we have created for our employees:


Foundation program
Learning credits
Continuous education
Talent enablement
Higher education
Research
Collaborative learning

The average training effort across all employee categories over the last three years is as follows:

Employee category	2013-14			2012-13			2011-12		
	Employee count	Training days	Average training days	Employee count	Training days	Average training days	Employee count	Training days	Average training days
Associate	80,593	20,14,424	25.00	76,372	11,27,293	14.76	80,231	19,39,390	24.17
Middle	57,709	2,54,015	4.40	57,997	2,16,923	3.74	50,682	1,45,008	2.86
Senior	21,635	59,295	2.74	20,681	48,320	2.34	18,628	40,666	2.18
Top Management	468	229	0.49	447	432	0.97	453	142	0.31
Others (1)	–	–	–	1,191	–	–	–	–	–
	1,60,405			1,56,688			1,49,994		

(1) Lodestone Holding AG became a subsidiary of the Infosys group during fiscal year 2013.
Scope: The top leadership has specialized enabling programs such as coaching, mentoring and one-on-one development, which are not included in the table.

Performance and career management

We offer a comprehensive suite of programs, policies, tools and interventions that facilitate robust performance and career management for our global workforce. All employees have clearly-articulated goals for performance. Half-yearly and annual appraisals allow employees to take stock of their performance, as well as set new goals and identify competency development needs. All our employees received a formal performance appraisal and review during the reporting period.

Occupational health and safety

We are committed to provide a safe and healthy workplace for all our stakeholders and have worked to enhance our performance through improvement of processes during the year.

Ozone – The Health, Safety and Environmental Management System (HSEMS)

Ozone, our HSE initiative, helps us comply with all applicable legal requirements or exceed these expectations wherever we operate in the world. All our campuses in India were re-certified with OHSAS 18001:2007 during December 2013.

Risk management: Risk management includes the identification of hazards for all activities including new or modified activities, products and services, implementation of measures to minimize or control impacts, and monitoring the same in a structured manner. Workstations and furniture are designed and procured to mitigate ergonomic risks prevalent in our sector. Physiotherapists are available in most campuses in India and they conduct regular sessions on posture and repetitive stress injuries.

Safety committees : Safety is every employee's responsibility and concern. Occupational Health & Safety (OH&S) committees are set up at each of our campuses comprising employee representatives, the Management and cross-functional teams. The OH&S committee brings employees and the Management together in a non-adversarial, cooperative effort to promote OH&S at the workplace. Our employees are actively involved in suggesting and implementing changes to the Health, Safety and Environment (HSE) policy.

Incident reporting and investigation : Incidents can be reported by employees through an internal application and through email. Incidents reported are investigated, analyzed and appropriate corrective actions / preventive measures are taken to reduce future injuries and losses. Investigations focus on root causes and system failures. The OH&S committee is responsible for conducting these investigations.

Training : The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training is provided to employees and contractual staff on HSE, based on the training needs analysis.

The training includes awareness building, mock drills, classroom sessions and periodic demonstrations. Health, Safety and Environmental Management Systems (HSEMS) training is also a part of employee induction programs. E-learning modules have also been rolled out for creating awareness.

Health Assessment and Lifestyle Enrichment (HALE)

Medical research suggests a strong correlation between high work pressure and stress, which could lead to several conditions such as heart ailments, hypertension, depression, mental disorders, and relationship issues. Research also shows that proactive early interventions that lead to early detection, coupled with treatment options and lifestyle changes, can contribute significantly towards enhancing the active working age of an individual and directly impact workplace productivity. We launched the Health Assessment and Lifestyle Enrichment (HALE) program that primarily focuses on :


Health
De-stress
HALE
Safety
Leisure

For more information on *Employee well-being*, visit *www.infosys.com/investors/reports-filings*.

Materiality and stakeholder inclusivity

We are a global leader in consulting, technology and outsourcing solutions. We help enterprises transform and thrive in a changing world through strategic consulting, operational leadership and the co-creation of breakthrough solutions, including those in mobility, sustainability, big data and cloud computing.

Our operations and client engagement thus rely on knowledge and intellectual assets. We are aware that our growth is inextricably linked to the well-being of our ecosystem — employees and business partners, local communities and the environment.

Stakeholder engagement

Our vision is to earn respect from all our stakeholders globally. Engaging with stakeholders is central to our approach for determining materiality. Earning respect from our stakeholders therefore means understanding what is critical and material to each of them and addressing their needs in a balanced way.

Our continuous engagement with our stakeholders over the last few years has enabled us to record and analyze areas of mutual importance. Our key stakeholders are :

- Clients
- Employees
- Investors
- Vendors / Partners
- Governments
- Academia
- Local communities

While we have defined channels, forums and platforms for engaging with our key stakeholders on a periodic basis, we also have streamlined the engagement model for each stakeholder.

The following table provides details on key stakeholders, engagement channels and forums, and the respective internal departments / clubs / groups that engage with them :

Key stakeholders	Engagement mode	Departments / Clubs / Groups
Clients	• Request for proposals (7) • Client visits and meetings (7) • Sustainability portal on our website, *www.infosys.com* (1) • Mailers (3)(5)(6)(7) • Newsletters (2)(3)(6) • Brochures (7) • Social media (7) • Customer satisfaction surveys (1) • Annual customer leadership meets (1)	• Sales • Pre-sales • Quality • Business units • Corporate Marketing
Employees	• Employee satisfaction survey (1) • Voice of Youth forum (4)(6)(7) • Employee affinity networks (4)(6)(7) • Grievance redressal board (4) • Communication Blogs : HRD blog, Ask Shibu, Leaders' blog (2) • 'Just A Minute' (JAM) sessions (2) • Inclusivity survey (1) • Development Centers' engagement initiatives (7) • Bulletin boards (6)(7) • Our corporate television channel, InfyTV (4)(6)(7) • Our intranet, Sparsh (4)(6)(7) • Sustainability portal on our website, *www.infosys.com* (2) • Mailers (4)(5)(6)(7) • Eco clubs (7) • Employee committees (6)(7)	• Employee clubs • Human Resources Department (HRD) • Business units • Communication Design Group
Investors	• Analyst meets (1)(2)(7) • Analyst briefings (1)(2)(7) • Quarterly results (2) • Annual General Meeting with our shareholders (1) • Sustainability Report (1) • Financial reports (1)(2) • SEC filings (5) • Press releases (1)(2)(6)(7) • Social media (7) • Investor relations surveys (1)	• Finance • Company Secretary • Corporate Marketing • Communication Design Group

Frequency of communication :

(1) Annual *(2) Quarterly* *(3) Monthly* *(4) Trigger-based* *(5) Regulatory compliance-based* *(6) Targeted* *(7) Need-based communication*

Key stakeholders	Engagement mode	Departments / Clubs / Groups
Government	• Engaging with governments and global forums (7) • Policy advocacy (6)	• Senior Management • Business Enabling Functions such as Finance, HRD, Facilities, Corporate Marketing and Corporate Sustainability • Business Units such as India Business Unit, Finacle, etc.
Regulatory bodies	• Interacting with statutory / regulatory bodies such as stock exchanges, tax departments, SEC, SEBI, Central Pollution Control Board (CPCB), and labor authorities. (4)(5)(7)	• Senior Management • Company Secretary • Finance • Legal • HRD • Facilities
Academia	• Discussions with academic institutions (7) • Participation in events involving academia (7) • Curriculum enhancement programs (1)(7) • Case studies (7) • Global internship programs (InStep) (1)(7) • Fellowships (4)(7) • White papers (6)(7) • Joint R&D projects (7)	• Education, Training and Assessment • Corporate Planning
Vendors / Alliance partners	• Partner meets (1) • Procurement policy and vendor selection process (1)(7) • Event brochures (7) • Vendor satisfaction surveys (1) • Vendor review meetings and awareness sessions (1)	• Purchase • Personnel • Computers and Communications Division • Facilities • Business Units
Local community	• Site visits (6)(7) • Interviews with local NGOs and community representatives (6)(7) • Sustainability portal on our website, *www.infosys.com* (1) • Meetings with associations / NGOs (6)(7) • Local community meetings (6)(7) • Press releases (2)(7) • Social media (6)(7) • Our website, *www.infosys.com* (7)	• Education, Training and Assessment • Infosys Foundation • Corporate Marketing

Frequency of communication :

(1) Annual (2) Quarterly (3) Monthly (4) Trigger-based (5) Regulatory compliance-based (6) Targeted (7) Need-based communication

We review our stakeholder engagement processes periodically based on aspects such as regulatory, compliance, risk analysis and assessments.

Materiality evaluation

Our strategic planning process and inputs from our stakeholders, feedback received on sustainability disclosures, assessments, and audits help us identify and prioritize key aspects that are material to us and our stakeholders.

Strategy Action and Planning (STRAP) – Our annual strategic planning conclave, STRAP, brings our leaders from across the world together to discuss business strategy and implementation. The conclave also has participants from the Voice of Youth (VoY), who represent the next generation of ideas and leadership in the Company. During these sessions, data and information from both internal and external perspectives such as Customer Satisfaction Surveys (CSAT), Employee Satisfaction Surveys (ESAT) and Vendor Satisfaction Surveys (VSAT), and progress on environmental and social goals are discussed. Institutionalization of the strategy and socializing it with employees throughout the organization is done through a communication program called STRAP Surround.

Sustainability disclosures – We participate in various assessments and disclosures including Carbon Disclosure Project (CDP), Global Reporting Initiative (GRI), Dow Jones Sustainability Index (DJSI) and CII-ITC Sustainability Awards. These assessments and awards help us benchmark our practices and learn from other practitioners. Our compliance and risk management office periodically evaluates the global regulatory requirements to ensure organizational preparedness.

Based on the above interactions, we identify the material aspects / themes relevant to our business and our stakeholders. The material aspects are categorized as economic, environmental, and social.

Materiality matrix

The following diagram represents the materiality matrix of the aspects that relate to our business:


Importance to stakeholders
Material
Relevant but not significant
Not material
Information security and data privacy
Economic performance
Water
Client value
Energy
Marketing communications
Compliance and anti-corruption
Emissions
Talent management
Community impact
Equal opportunity
Waste
Advocacy / Public policy
Occupational health and safety
Intellectual property
Human rights
Environmental innovation: Products / Services
Social innovation: Products / Services
Responsible supply chain
Child labor
Biodiversity
Forced labor
Products / Services (health and safety impact)
Raw materials used
Not material
Relevant but not significant
Material
Impact on Infosys
Managed, not reported
Optional reporting
Monitored and reported

Human rights

We recognize and respect human dignity and the equal and inalienable rights of all our stakeholders. We strive to build an organization based on core values such as freedom, dignity and justice. Building an organization that nurtures these values requires a leadership that is willing to lead the way and adopt good governance and processes. We comply with human rights laws and guidelines laid down in the Constitution of India, and other international laws.

Initiatives and actions

As a signatory to the United Nations Global Compact (UNGC), we are committed to the fundamental principles contained in the Universal Declaration of Human Rights. Our initiatives to promote the mandate of human rights are as follows:

- In July 2013, we participated in a knowledge sharing session co-hosted by Global Compact and AccountAbility and presented our responsible supply chain practices. The program was conceptualized to enable companies to move along the Sustainability Commitment Growth Curve (SCGC) — a framework that helps companies to navigate their engagement with and derive value from voluntary sustainability commitments.
- As a signatory to the United Nations Global Compact (UNGC), we created a Human Rights Statement, which explains our policies and practices for our employees worldwide. Our commitment to the Universal Declaration of Human Rights (UDHR) ensures that all employees are treated with respect and dignity. We do not condone human rights violations or abuses. We have over 15,000 contractual staff working on our campuses. A strong governance process supports independent checks and a regular bimonthly audit of our supplier agencies in consonance with various labor laws including the Minimum Wages Act, Payment of Wages Act, Payment of Bonus Act, Payment of Gratuity Act, Employees' state Insurance (ESI), and Employees' Provident Fund (EPF). Grievances are addressed through appropriate mechanisms available to our contract staff. Medical claim and insurance policies safeguard their interests.
- This year, we performed a safety audit on our construction services supplier. Eleven onsite safety audits were conducted by our internal quality team at our India locations.
- This year, we launched the Infosys Construction Safety Manual for all vendors working in our infrastructure projects in order to reduce accidents on construction sites.
- We have also launched welfare facilities to improve the living conditions of construction workers working on our infrastructure projects, such as providing adequate infrastructure and clean drinking water at sites. We have also provided a school facility at our Mysore campus for the children of construction workers.

Addressing employee grievances

We have platforms and forums in place for addressing employee grievances and issues related to human rights abuses. We have not received any complaints of human rights violations during the reporting period. The existing formal measures to address employee concerns and grievances are as follows:

- Hearing Employees And Resolving (HEAR) provides a channel for addressing work-related concerns in a fair and objective manner.
- We provide a safe, healthy and conducive work environment for our employees, contractors and visitors. The OHSAS 18001:2007 specifications ensure that all our objectives and targets are measured.
- The Anti-Sexual Harassment Initiative (ASHI) allows employees to report sexual harassment at the workplace. An internal committee looks into all complaints of sexual harassment and is headed by an external independent chairperson.
- The Whistleblower Policy has been formulated to encourage employees to report questionable accounting practices, and fraudulent financial transactions. Employees use this channel to voice concerns related to discrimination, retaliation and harassment, and are assured of complete anonymity and confidentiality.

For more information on *Human rights*, visit *www.infosys.com/investors/reports-filings*.

Environment

It is our endeavor not only to deliver best-in-class sustainable business practices, but to also set benchmarks for other organizations and the society to follow. We have identified climate change as a key operational risk. We have taken up specific goals for carbon neutrality, water conservation, waste management and biodiversity. A dedicated Green Initiatives team along with the Facilities team have steadily worked to achieve the stated goals.

Health, Safety and Environment policy, and certifications

Our Health, Safety and Environment (HSE) policy is a declaration of our commitment to protecting the environment, sharing best practices and providing a safe and healthy workplace for our employees. The policy is accessible to all our employees worldwide on Sparsh (our intranet), and is displayed at strategic locations on our campuses.

All our campuses in India are certified to ISO 14001 : 2004. Documented objectives and targets are established at the corporate and development center levels. Operational controls are implemented for our impact management, based on severity. Our goals and their progress are monitored at regular intervals.

Energy efficiency strategies

Our energy consumption is mainly through the use of electricity and high speed diesel used for generators and boilers. Conservation of electricity has been one of our focus areas and we have reduced our per capita electricity consumption through some of our key strategies, mentioned below. These measures also help reduce the stress on the regional grids for power availability to our local communities.

Central command center

We have set up a central command center to monitor, manage and optimize our electricity consumption, remotely. We now have building efficiency experts manage operations, provide remote technical expertise for all locations, and analyze data to identify optimization opportunities. This centralized monitoring has helped us make diagnostics smarter, and thus enhance operational effectiveness.



Central command center, Bangalore campus

Green buildings

In fiscal year 2014, we were awarded the Leadership in Energy and Environment Design (LEED) Platinum rating for five of our buildings in Mysore, Mangalore, Pune and Hyderabad. We now have 10 LEED Platinum-rated buildings and two buildings with GRIHA 5-star rating, making a total of about 3.4 million sq. ft. with green certification — the highest in India for office buildings.



The LEED-rated Software Development Block-3 at the Mangalore campus

Retrofits

Our innovative approach to redesign and retrofit our air conditioning systems has helped us achieve 10.1 MW reduction in connected load in the last three years. This has resulted in savings of nearly 174 million units of electricity. Most retrofits have a short payback time of about three years and can be replicated easily in other commercial buildings. For fiscal year 2014 alone, 2.9 MW connected load was reduced.

Adoption of renewable energy

Our goal is to source 100% electricity from renewable sources by fiscal year 2018. We used 75.6 million units of electricity in fiscal year 2014. We installed rooftop solar plants of 392 kW at our Hyderabad campus and over 1,000 kW capacity in our Chennai campuses – 306 kW at Sholinganallur and 765 kW at Mahindra City.

Energy-efficient IT infrastructure

We have implemented significant measures to make our IT infrastructure more energy efficient by adopting a multi-pronged strategy as elaborated below:

Virtualization and consolidation

Continuing the adoption of the latest technology concepts such as virtualization, consolidation, and cloud in order to reduce the physical footprint of our servers, we have further expanded our internal private cloud capacity, with MyCloud. Used for software development and testing purposes, MyCloud now has a capacity of around 8,500 virtual machines. Around 30% of instances provisioned on MyCloud this year were addressed through virtual machines that were released, thus facilitating better reuse.

We have continued to expand our Network-Attached Storage (NAS)-based virtualization, this year. We have virtualized 39% of NAS filers, resulting in a reduction of 29% in the power demand of NAS boxes. In addition, we have deployed tools, which automatically check and shutdown idle project-specific servers, yielding higher power savings.

Data centers and server rooms

We have standardized and incorporated eco-friendly designs for data center and server rooms to ensure a reduction in power consumption. We have revamped and released around 800 sq. ft. of server room or laboratory space this year. Also, using hot-cold aisle separation, and custom-made cages for the consolidation of racks, we have optimized our air conditioning usage. Recently, a Tier-3 datacenter has been commissioned at our Australia campus, this data center has attained a high standard of Power Usage Effectiveness (PUE) of 1.4 and can be partially powered by solar energy. Rainwater can be used in cooling towers, which has resulted in reducing in up to 25% of power consumption.

Video / audio conferencing

Our video and audio conferencing (VC and AC) usage has increased steadily this year too, indirectly cutting down the travel requirements of our employees. We have doubled our VC capacity and have rolled out a new plug-in for self-booking. This has resulted in a sizable increase in our VC usage by more than 100% compared to last year. Our audio conference usage has increased by over 13% since last year.

Building strategic partnerships

We continue to work with some of the most renowned research institutes and adopt many global best practices to implement the latest sustainable technologies at our new and existing buildings. We have strategic partnerships with the following organizations as on fiscal year 2014:

- Lawrence Berkeley National Laboratory (LBNL) for PACE-R, a proposal for India-U.S. joint clean energy R&D.
- Saint Gobain for research on building energy efficiency in hot and humid climates.
- United Technologies Research Group to develop solutions on fault diagnostics and operational efficiency improvements in buildings.
- Collaboration with World Business Council for Sustainable Development (WBCSD) on energy efficiency in buildings.

Emissions

Our emissions include greenhouse gases (GHG), SOx NOx and Ozone Depleting Substances. Other emissions from the stacks connected to generators, boilers and diesel operated fire hydrant pumps are also monitored on a monthly basis. There have been no deviations from the specified limits.

Our operations warrant the use of refrigerants in our Heating, Ventilation and Air conditioning (HVAC) systems, which have varied Ozone Depleting Potential (ODP). We have made a conscious effort to switch over to refrigerants with a zero ODP.

Our GHG emissions cover Scope 1 (fuel, hydrochloroflurocarbons (HCFCs), SF_6 and emissions from Company-owned vehicles), Scope 2 (electricity), Scope 3 (business travel, employee commute, waste and LPG used in food courts). The calculations done for GHG emissions are based on the guidelines provided by — Intergovernmental Panel on Climate Change (IPCC), American Society of Heating, Refrigerating and Air Conditioning Engineers (ASHRAE) standards, the Central Electricity Authority (CEA), Department for Environment, Food and Rural Affairs (DEFRA), WBCSD and World Resources Institute (WRI).

Water efficiency

As a responsible organization, we are committed to conserve water. Water has become a scarce resource in our country. We have taken voluntary annual goals to reduce our fresh water consumption and to harvest rainwater. Rain water harvesting has helped replenish the ground water tables in and around our campuses.

Waste management

We have a focused approach towards waste management and establish strategic annual targets to ensure environment friendly disposal of waste in adherence to legislations, as applicable. Our initiatives are spread across three dimensions — influencing social behavior, process optimization, and the implementation of technology. We have set up bio-gas and organic waste composting plants in some of our campuses and are in the process of setting up similar plants at all our India locations.

Biodiversity

Our biodiversity policy is our commitment to conserve and promote biodiversity across all our campuses. We continue to organize tree plantation drives with an emphasis on native and endangered species on our campuses.

All our campuses in India are located on government-approved land (industrial zones) and comply with the guidelines issued by the Ministry of Environment and Forests, Government of India, and do not encroach on any protected or high-biodiversity regions.

Eco advocacy and eco group activities

We advocate positive sustainability actions among our employees to encourage good citizenship behavior. We sponsor and support employee-run volunteer eco groups, which take up projects that address sustainable living, conservation of electricity and water, recycling of waste, reducing carbon emissions, and afforestation. These groups also partner with local communities around our campuses to work on various sustainability-related initiatives.

Compliance

We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal year 2014.

For more information on *Environment*, visit *www.infosys.com/investors/reports-filings*.

Policy advocacy

We have always believed that corporations play a key role in shaping the world around them. Our leaders and employees, as responsible corporate citizens, participate in several industry associations and support advocacy causes to encourage positive sustainability efforts.

Our advocacy actions are conducted through the following channels :

Disclosures

In line with our core value of transparency, we believe in disclosing the organization's performance and in sharing best practices with all our stakeholders. We do this through :

- Publishing our financial reports prepared as per the Indian GAAP and IFRS (in the Indian rupee and US dollar terms). We also publish the 20-F as per the U.S. Securities and Exchange Commission (SEC).
- Periodic Business Responsibility Report publications adhering to international and national guidelines such as the Global Reporting Initiative (GRI) framework and the National Voluntary Guidelines (NVGs) by the Ministry of Corporate Affairs (MCA), Government of India.
- Participating in awards, assessments and ratings of reputed national and international agencies.

Partnerships

We forge alliances and strategic partnerships with industry bodies and consortiums at the local, national and international level. Senior leaders in the organization are active members in such bodies and spend time and effort to drive advocacy.

Advocacy programs

We work towards creating strong local governance in cities where Infosys campuses are located. For example, we led the formation of the Electronics City Industries Association (ELCIA) in Electronics City, Bangalore. ELCIA works on both industry body and municipal functions for the estate. These include transport, security, estate management, development of infrastructure, water supply and solid waste management. The following are a few more highlights of our advocacy efforts with ELCIA :

- We work with the ELCIA Trust for holistic development of local communities in the areas of education, healthcare and the supply of fresh drinking water.
- We facilitate the development of common facilities center for Micro, Small and Medium Enterprises (MSME) and a brown field cluster development project for Electronics System Design and Manufacturing (ESDM) to strengthen the ecosystem for electronics manufacturing in India.

Leadership in advocacy

We believe that companies that have clear strategies for global development need to advocate and support international charters and bodies. Apart from participating, it is important to be part of the leadership group that can anchor and drive initiatives.

We have been a part of the governance bodies of national and international organizations such as :

- UNGC Leaders Summit 2013 : Members of our leadership team attended the 'Architects of a Better World' event, and delivered an address on the topic of women's empowerment.
- B20 Task Force : Our leaders co-chaired the B20 Task Force on information and communication technology. The Task Force focused on the role of ICT in alleviating global unemployment and fostering technology-led growth and development.
- Confederation of Indian Industry (CII) :
  - Our CEO and MD, S. D. Shibulal, is the Co-chair of the CII's National Committee on IT, ITeS and e-Commerce. The committee is focusing on promoting the growth of the SME sector in leveraging cloud and ICT.
  - S. Gopalakrishnan, our Co-founder and Executive Vice Chairman, is the immediate Past President of CII, India's premier industrial body. At CII, he led strategies for holistic integration of the industry with the needs of society. These strategies were built along four important factors – key initiatives / information, global integration, commitment to society, and competitiveness of industry. He has also led CII's advocacy efforts to strengthen partnership and cooperation between industry, government and civil society.
- World Business Council for Sustainable Development (WBCSD) : Our leaders are members of WBCSD. We have been active in shaping discussions of the forum on the critical aspect of the role of businesses in creating a sustainable world. S. Gopalakrishnan also hosted two workshops for CEOs in India to create awareness about the role of WBCSD and the opportunity for Indian business leaders to contribute to the dialog.
- Partnership against Corruption Initiative (PACI) : We are a signatory company at the Partnership against Corruption Initiative (PACI), and S. D. Shibulal is a member of the PACI board. PACI is a global, multi-industry, multi-stakeholder, anti-corruption initiative set up to raise business standards and to contribute to a competitive, transparent, accountable and ethical business society. Through efforts in the B20 dialog and other global agenda setting initiatives, PACI helps foster a high-level dialog between businesses and governments. The initiative seeks business leaders to sign a set of principles, thereby committing to a zero-tolerance policy towards bribery and corruption and agreeing to establish an internal anti-corruption program.
- Globethics.net : This is a global network of people and institutions that advocates applied ethics in various fields. S. D. Shibulal has been a member of Globethics.net since 2013. He was one of the Co-chairs of the global conference of Globethics.net held in Bangalore from January 3-5, 2014.

- World Economic Forum (WEF):
  - S. Gopalakrishnan was the Co-chair of the World Economic Forum's Annual Meeting at Davos in January 2014. His advocacy efforts at the event included tackling issues such as 'Human Capital Challenges for the 21st Century', 'Climate Change', and 'Global Economic Growth'.
  - S. D. Shibulal was the Chair of the World Economic Forum's Global Agenda Council on Emerging Multinationals, which focused on fostering socio-economic progress in and through emerging market economies. He chaired and hosted an international workshop for CEOs in Dalian, China.


WORLD
ECONOMIC
FORUM
COMMITTED TO
IMPROVING THE STATE
OF THE WORLD

Photo courtesy – World Economic Forum

S. Gopalakrishnan, Executive Vice Chairman of Infosys Limited, and Co-chair of the World Economic Forum (WEF), at the summit held in January, 2014.

Inclusive growth

Our focus on delivering business performance and driving progress in society is to create a future of inclusive growth. Our strategic direction for inclusive growth takes cognizance of the fact that enterprises today must pave the way for socioeconomic well-being. As part of our social contract, we work in the areas of community development, particularly in education and the welfare of the underprivileged. This is done through direct monetary support, organization-led projects, employee-driven initiatives and our Community Empathy policy.

Corporate social responsibility

Established in 1996, the Infosys Foundation ('the Foundation') supports programs and organizations devoted to the cause of economically disadvantaged sections of the society, in remote regions across India and on need-based initiatives across locations where we have significant operations. We contributed ₹9 crore to the Foundation during the fiscal year 2014. For more details, visit *www.infosys.com/infosys-foundation*.

The Foundation focuses on:


Healthcare
Education
Culture
Destitute care
Rural development

Empowering through education

We believe that a good foundation for leading a better life is through education. We work closely with educational institutions across the country to improve access to and quality of education offered in schools and universities.



A classroom at the Isha Vidyalaya school in Tamil Nadu, a project supported by the Infosys Foundation.

Campus Connect

We launched Campus Connect (CC) in May 2004, a first-of-its-kind industry-academia partnership program. This forum allows us to share some of our best practices with institutions and align the needs of institutions, faculty and students with those of the IT industry. Campus Connect program has extended to 372 colleges as on date.

For more details, visit *https://campusconnect.infosys.com*.

Aspirations2020

In 2007, Campus Connect launched Aspirations2020, a contest held along with the Association for Computing Machinery International Collegiate Programming Contest (ACM-ICPC). The contest fosters creativity, teamwork and innovation among students in building new software programs. This year, over 65,000 students from 16 Indian states participated in the Aspirations2020 contest.

SPARK

Launched in 2008, this day-long program helps raise the aspirations of students across India. The SPARK portfolio includes following programs:

SPARK – Rural Reach Program (RRP)



Students at a SPARK session

This one-day program is aimed at creating awareness about computers and IT among rural school students in India. The RRP collaborates with the Infosys Computer Donation program, to benefit schools through the donation of computers. We have donated over 35,000 computers in the past five years.

SPARK – Catch Them Young (CTY)

Launched in 1997, this 10-day summer vacation program is held at our campuses and aims to expose competent urban students to the world of IT. This program covers meritorious eighth-grade students, who are selected through an online test and are trained by faculty members from the Education, Training and Assessment (ETA) department.

As part of SPARK we engaged with over 36,000 students during the year. Since its launch in 2008 the program has reached over 8,78,000 students.

Infosys Science Foundation

Scientific research is one of the most powerful accelerators of growth and development, especially in an emerging economy like India. The Infosys Science Foundation (ISF) instituted the annually-awarded Infosys Prize to recognize some of the finest researchers of Indian origin and encourage a research-oriented mindset among students in India.

For more details, visit *www.infosys-science-foundation.com*


5th Anniversary
INFOSYS PRIZE 2013
PRIZE PRESENTATION CEREMONY

Infosys Prize 2013 winners with Kofi Annan, former Secretary General of the United Nations.

Promoting community empathy

The Sabbatical Policy for Community Service, launched in October 2008, enables employees to participate in and lead community development projects while receiving monetary support from the Company. Further, our employees have the choice to return to normal work schedules on the successful completion of the projects in a time frame of six months to one year. Till date, 47 employees have availed themselves of this sabbatical option, with over one-third of them opting to work in the field of education.

Imbibing social leadership

I Citizen of Earth (iCOE), provides us a fabulous platform to build social leadership competencies in Infosctons. As part of this, we rolled out the Infosys Framework for Learning Using External Community Engagement (InFLUENCE), that proposes to recognize the volunteering effort of our employees.

In order to facilitate CSR by our employees, all our campuses have CSR and eco clubs that work with local issues. Employees are encouraged to volunteer their time and skills in larger social engagements of their choice.

'My School' is an initiative by the Pune campus employees. This initiative is encouraged and supported by the senior leadership and Infosys Foundation. The overall cost of the building was ₹1.4 crore and more than half of the cost was contributed by employees.

For more information on *Inclusive growth*, visit *www.infosys.com/investors/reports-filings*.

Client engagement

In a changing world, new challenges and rising client expectations have become the norm. We need to evolve with the changing times to achieve excellence and client delight. We are committed to delivering value in every stage of our service offering. A strong focus on quality and a culture of measurement is embedded in all our systems and lifecycle processes. Usage of tools and technology and lean processes are inevitable to increase efficiency and speed of execution.

We continue our journey of delivering increasing value to our clients and shareholders through significant investments in quality programs and initiatives.

We maintain a continuous dialog with our clients on issues that concern their areas of business. We hold client conclaves and conferences which serve as ideal platforms to share our thought leadership on emerging business and technology, and offer and gain insights from some of the brightest practitioners of business, technology and leadership in the world today.

Customer satisfaction

We believe that receiving regular feedback from our clients during and after the completion of a project is a key objective of our client engagement strategy. We also gather feedback as it allows us to understand client expectations, allowing us to make investments in the right areas.

We strongly believe in the need to take corrective action and act responsibly in all our interactions with our clients. We gain insights and understand our clients better through our annual Customer Value Survey (CVS) and Engagement Level Feedback (ELF). The survey framework includes a structured questionnaire with a seven-point scale, encompassing close to 30 parameters and available in English, French, German, Japanese and Spanish.

The following is a representation of the average CVS scores received over the last three fiscal years:

Particulars	2013	2012	2011
Satisfaction	5.49	5.60	5.58
Loyalty	5.66	5.83	5.81
Advocacy	5.57	5.70	5.68
Business value for spend	4.94	5.09	5.04

Note: The feedback is sought on a 7-point scale

Engagement Level Feedback (ELF)

ELF acts as a mechanism to seek a response on a client's experience of an engagement, be it a project, ongoing outsourced support, or a consulting-led transformation program. The feedback is sought on 14 different parameters, covering areas such as service delivery management, the quality of products or services delivered, and the behavioral competencies involved in the engagement. Feedback is sought multiple times during and at the end of the engagement.

Diverse teams, such as the project team, quality team and the process group, study and evaluate set parameters during an engagement to improve deliverables in order to attain client delight. ELF is also treated as the lead indicator in our annual client-value survey. Based on the account-level ELF, the client partner and the delivery anchor drive improvement programs for the account. Grievance redressal is also built into our client engagement process, with defined escalation levels.

Client complaints

We provide services to our clients on the basis of individually-negotiated contracts. We do not provide services to end-consumers. Our robust customer complaints mechanism allows us to seek feedback from our clients on an ongoing basis and communicate the resolution of issues / complaints.

As on date, there are no cases filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior in the last five years, and there are no pending cases as on March 31, 2014.

Customer data privacy

Data privacy is a key aspect of our sustainable value chain, and is supported by stringent processes and practices to ensure compliance. A dedicated data privacy group formed for this purpose, ensures the required focus on this key aspect. The cross-functional Information Security Council headed by a Board member ensures the governance and senior management sponsorship for the data privacy compliance activities. As we cater to client organizations from diverse industries such as banking, retail, telecom and the health sector, the scope of privacy and data protection for individual consumer personal data is often limited to contractual requirements agreed on with our clients, and subsequently deployed during project execution. Our clients translate applicable data protection laws into contractual requirements, wherever appropriate. In fiscal year 2014, two incidents related to data privacy were reported. Both the incidents have been addressed and closed.

For more information on *Client engagement*, visit *www.infosys.com/investors/reports-filings*.

Index

Section A : General information about the company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bangalore 560 100, India
4.	Website	*www.infosys.com*
5.	E-mail ID	sustainability@infosys.com
6.	Financial Year reported	April 1, 2013 to March 31, 2014
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Current line of activity of the Company : Software development, services and consulting Detailed activity code : 892
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	Refer to *Global presence*, page 130
	ii. Number of national locations	Refer to *Global presence*, page 130
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment report*, page 64

Section B : Financial details of the company [1]

1.	Paid up capital (₹)	₹ 287 crore
2.	Total turnover (₹)	₹ 44,341 crore
3.	Total profit after taxes (₹)	₹ 10,194 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	Refer to *the Infosys Foundation* section in Additional information and *Inclusive growth*, page 122
5.	List of activities in which expenditure in 4 above has been incurred	Refer to *Inclusive growth*, page 122

(1) As per the Standalone Indian GAAP financials

Section C : Other details

1.	Does the Company have any subsidiary company / companies?	:	Yes. Refer to *Consolidated financials* page 84
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s)	:	Yes. Refer to *Consolidated financials* page 84
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities? (Less than 30%, 30%, 60%, More than 60%)	:	Yes. Less than 30%. Refer to *Sustainable value chain*, page 109 and *Human rights*, page 117 in this report.

Section D : BR Information

1. Details of Director / Directors responsible for BR

a. Details of the Director / Director responsible for implementation of the BR policy / policies

1. DIN Number	: 0 0 0 4 1 6 5 6
2. Name	: S. Gopalakrishnan
3. Designation	: Executive Vice Chairman

b. Details of the BR Head

1. DIN Number (if applicable)	: 0 0 0 4 1 4 6 1
2. Name	: S. D. Shibulal
3. Designation	: Chief Executive Officer and Managing Director
4. Telephone number	: 91 080 28520261
5. E-mail ID	: shibu@infosys.com

2. Principle-wise (as per NVGs) BR policy / policies (reply with Yes / No)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards? If yes, specify (50 words).	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? Is yes, has it been signed by the MD / owner / CEO / appropriate Board Director?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online?	Whistleblower policy and Code of Conduct and Ethics can be accessed on *www.infosys.com*	Available on our intranet	Available on our intranet	Available on our intranet	Available on our intranet	Available on our intranet	Available on our intranet	CSR committee charter, CSR policy and Sustainability Policy available on *www.infosys.com*	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

P1 – *Code of Conduct and Ethics, Whistleblower Policy*
P2 – *Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy*
P3 – *HR Policies Human Rights Statement*
P4 – *Materiality and Stakeholder Engagement process Document, Sustainability Policy*
P5 – *Human Rights Statement*
P6 – *HSE Policy, Biodiversity Policy*
P7 – *Policy Advocacy Statement*
P8 – *CSR Policy, Sustainability Policy*
P9 – *Information Security Policy, Brand Guidelines, Data Privacy Policy, Quality Policy*

2a. If answer to S. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the Principles.									
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.									
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, Committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, Annually, More than 1 year.	:	Refer to the *Corporate governance report*, page 90
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, Annual; *www.infosys.com*

Section E : Principle-wise performance

Principle No	Description	Reported
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs Others?	Yes, refer to *Commitment to responsible business*, page 108
1.2	How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	Refer to *Sustainable value chain*, page 109
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional) : i. Reduction during sourcing / production / distribution achieved since the previous year throughout the value chain? ii. Reduction during usage by consumers (energy, water) has been achieved since the previous year?	
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	
3.1	Please indicate the total number of employees	Refer to *Employee well-being*, page 110
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis	
3.3	Please indicate the number of permanent women employees.	
3.4	Please indicate the number of permanent employees with disabilities	
3.5	Do you have an employee association that is recognized by the Management?	
3.6	What percentage of your permanent employees are members of this recognized employee association?	
3.7	Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment, in the last financial year, and those that are pending, as on the end of the financial year :	
4.1	Has the Company mapped its internal and external stakeholders?	Refer to *Materiality and stakeholder inclusivity*, page 114 *and Inclusive growth*, page 122
4.2	Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders.	
4.3	Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.	
5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Refer to *Human rights*, page 117
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	

Principle No	Description	Reported
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Refer to *Environment*, page 118
6.2	Does the Company have strategies / initiatives to address global environmental issues such as climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc.	
6.3	Does the Company identify and assess potential environmental risks?	
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	
6.5	Has the Company undertaken any other initiatives on – clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year	
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Refer to *Policy advocacy*, page 120
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others)	
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Refer to *Inclusive growth*, page 122
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	
8.3	Have you done any impact assessment of your initiative?	
8.4	What is your Company's direct contribution to community development projects – Amount in ₹ and the details of the projects undertaken.	
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	Refer to *Client engagement*, page 124
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / N.A. / Remarks (additional information)	
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	

For more details on the performance against the 9 principles, visit *www.infosys.com/investors/reports-filings*.

Global presence – Infosys Limited

Asia Pacific

Australia

Brisbane
Level 14, 116 Adelaide Street
Brisbane QLD 4000
Tel: 61 7 3231 9800
Fax: 61 7 3231 9899

Melbourne
Level 4 and 5, 818 Bourke Street
Docklands VIC 3008
P. O. Box 528, Collins Street
West Melbourne VIC 8007
Tel: 61 3 9860 2000
Fax: 61 3 9860 2999

Perth
Level 18, Central Park Building
152-158 St. Georges Terrace
Perth WA 6000
Tel: 61 8 9288 1750
Fax: 61 8 9288 1753

Sydney
Level 3 and 10, 77 Pacific Highway
North Sydney NSW 20060
P. O. Box 1885
Tel: 61 2 8912 1500
Fax: 61 2 8912 1555

Hong Kong

01-03, 66 / F, The Center
99 Queen's Road Central, Hong Kong
Tel: 852 3965 3350
Fax: 852 3965 3222

Japan

Aichi
Regus Hirokoji Garden Avenue Centre
4th FL. Hirokoji Garden Avenue
4-24-16 Meieki, Nakamura-ku
Nagoya city, Aichi, Japan 450 0002
Tel: 81 52 856 9535
Fax: 81 52 856 9501

Tokyo
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel: 81 3 5545 3251
Fax: 81 3 5545 3252

Malaysia

Kuala Lumpur
Level 13A – 1 Mercu UEM
Jalan Stesen Sentral 5
Kuala Lumpur Sentral
Kuala Lumpur 50470
Tel: 603 2772 1200
Fax: 603 2772 1205

Mauritius

4th Floor, B Wing, Ebène Cyber Towers
Reduit, Mauritius
Tel: 230 401 9200
Fax: 230 464 1318

New Zealand

Auckland
Level 7, 92 Albert Street
Auckland NZ 1010, P.O. Box 91397
Victoria St.West Auckland, NZ 1142
Tel: 64 9 301 9906
Fax: 64 9 365 1713

Wellington
Level 7, 16 Willis Street
PO Box 11289 Manners Street
Wellington, New Zealand
Fax: 64 4 472 4616

Philippines

Manila
6 / F, Cyber One Building,
11, Eastwood Avenue, Eastwood City
Cyberpark, Bagumbayan, Libis
Quezon City, Manila
Tel: 00 632 464 9300
Fax: 00 632 464 9301

Singapore

05-01 / 06, 1 Changi Business Park
Crescent, Singapore 486025
Tel: 65 6671 2200
Fax: 65 6671 2205

Level 43, Unit 02, Suntec Tower 2
9 Temasek Blvd., Singapore 038989
Tel: 65 6572 8400
Fax: 65 6572 8405

South Korea

Seoul
Centre no 555
18th Floor, Kyoung Am Building
157-27, Samsung-dong,
Gangnam-gu, Seoul 135090
Republic of South Korea
Tel: 82 2 3450 1500
Fax: 82 2 3450 1510

Taiwan

Taipei
Centre No. 1372
Shin Kong Manhattan Building
14 F, Sec. 5, No. 8 Xin Yi Road
110 Taipei, Taiwan
Tel: 886 2 8758 2222
Fax: 886 2 8758 2333

United Arab Emirates

Dubai
506 and 805, Liberty House, DIFC
P. O. Box 506846, Dubai
Tel: 971 4 508 0200
Fax: 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel: 971 6 557 1068
Fax: 971 6 557 3768

Europe

Belgium

Brussels
Regus Park Atrium
11, Rue des Colonies / Koloniënstraat
B 1000 Brussels
Tel: 32 2 517 62 30
Fax: 32 2 517 67 00

Czech Republic

Prague
Regus Business Center
Prague Stock Exchange
Rybna Street 682 / 14, 11005 Prague 1
Tel: 420 222 191 387
Fax: 420 222 191 700

Denmark

Copenhagen
Regus Copenhagen
Larsbjoernsstraede 3, 1454 Copenhagen
Tel: 45 33 3772 94
Fax: 45 33 3243 70

Finland

Helsinki
Regus Mannerheimintie 12 B
00100 Helsinki
Tel: 358 925 166 239
Fax: 358 925 166 100

France

Paris
Tour Opus 12, 4th Floor
77 Esplanade du Général de Gaulle,
92 914 Paris La Defense 9
Tel: 33 1 56 39 12 00
Fax: 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat
2nd Floor, Blagnac, 31702 Toulouse
Tel: 33 5 34 50 92 77
Fax: 33 5 34 50 91 90

Germany

Frankfurt
Opernturm
Bockenheimer Landstrasse 2-4
60306 Frankfurt am Main
Tel: 49 69 269566 100
Fax: 49 69 269566 200

Munich
Centre no. 508, Elisabethstrasse 91
Munich, 80797, Germany
Tel: 49 0 89 5908 0
Fax: 49 0 89 5908 1200

Stuttgart
Liebknechtstrasse 33, D 70565 Stuttgart
Tel: 49 711 7811 570
Fax: 49 711 7811 571

Ireland

Dublin
Regus Prembroke House
30 Pembroke Street, Upper Dublin 2
Tel: 353 1 234 2550
Fax: 353 1 234 2400

Italy

Milan
Infosys Limited Regus
Via Torino 2, 20123, Milano, Italy
Tel: 39 02 7254 6456
Fax: 39 02 7254 6400

Norway

Oslo
Regus Business Center, Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel: 47 22 99 60 42
Fax: 47 22 99 60 10

Russia

Moscow
4 / 430, 4, Lesnoy Pereulok
Moscow 125047
Tel: 7 495 642 8710
Fax: 7 495 225 8500

Slovakia

Bratislava
Centre no. 725, Karadzicova 8 / A
Bratislava 821 08, Slovakia
Tel: 421 0 2 5939 6000
Fax: 421 0 2 5939 6200

Spain

Madrid
CUZCO IV, Paseo de la Castellana 141-8
28046, Madrid
Tel: 34 91 572 6584
Fax: 34 91 572 6606

Barcelona
Centre no. 535, Avenida Diagonal 640
Planta 6, Barcelona 08017, Spain
Tel: 34 93 228 78 00
Fax: 34 93 228 78 99

Sweden

Stockholm
Regus Gardet, Tegeluddsvagen 76
2nd Floor, 115 28 Stockholm, Sweden
Tel: 46 (0) 8 5050 24 00
Fax: 46 (0) 8 5050 24 01

Switzerland

Basel
Regus Basel City Centre
Innere Margarethenstrasse 5, Basel 4051
Tel: 41 0 61 204 4545
Fax: 41 0 61 204 4500

Geneva
18, Avenue Louis-Casai, 1209 Geneva
Tel: 41 22 747 7894
Fax: 41 22 747 7900

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich
Tel: 41 44 448 2800
Fax: 41 44 448 2880

The Netherlands

Amsterdam
World Trade Center, H – Tower
Floor 8 and 23, Zuidplein 190
1077 XV Amsterdam
Tel: 31 20 796 5500
Fax: 31 20 796 5501

United Kingdom

London
14th and 15th Floor
10 Upper Bank Street
Canary Wharf, London E 14 5NP
Tel: 44 20 7715 3300
Fax: 44 20 7715 3301

Swindon
Windmill Hill Business Park,
Whitehill Way, Swindon
Wiltshire, SN5 6QR
Tel: 44 179 344 1453
Fax: 44 207 715 3301

Global presence – Infosys Limited *(contd.)*

India

Ahmedabad
Regus Business Center
101-104, GCP Business Center
Opposite Memnagar Fire Station
Vijay Cross Road, Memnagar
Ahmedabad, Gujarat - 380014
Tel: 91 79 6134 4960
Fax: 91 79 6134 4949

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Infosys – Center Point
Offshore Development Center
Plot No. 26A, Electronics City
Hosur Road, Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Reddy Building
K 310, 1st Main, 5th Block
Koramangala, Bangalore 560 095
Tel: 91 80 2553 2591
Fax: 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor, Wing A
No. 39 (P), No. 41 (P) and No. 42 (P)
Electronics City, Hosur Road
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Manipal Center
N 403. 405, North block
Manipal Center, Dickenson Road
Bangalore 560 042
Tel: 91 80 2559 2088
Fax: 9180 2559 2087

Bagmane Constructions Pvt. Ltd SEZ
Mahadevpura, Doddanekundi Village
Krishnarajpuram Hobli
Bangalore East Taluk, Bangalore 560 048
Tel: 91 80 3361 3970
Fax: 91 80 3361 3091

JP IT Park
Plot No. 25 and 23
Konappana Agrahara Village
Begur Hobli, Electronics City
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Mohan Chambers
Infosys Limited Towers – 4
31, Sarakki Industrial Area
No. 27, SJR Towers, 3rd Phase
J. P. Nagar, Bangalore 560 076
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

M&C Building, Plot No. 52 and 53,
Doddathogur Village, Begur Hobli,
Electronics City, Hosur Road
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel: 91 674 232 0032
Fax: 91 674 232 0100

Chandigarh
Block A and B, Ground Floor
DLF Building, Plot No. 2
Rajiv Gandhi Technology Park,
Chandigarh 160 101
Tel: 91 172 502 1100
Fax: 91 172 504 6222

Plot No. 1, Rajiv Gandhi Technology Park
Chandigarh 160 101
Tel: 91 172 503 8000
Fax: 91 172 504 6860

Chennai
138, Old Mahabalipuram Road
Sholinganallur, Chennai 600 119
Tel: 91 44 2450 9530
Fax: 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue, Techno Park SEZ
Mahindra World City, Natham Sub Post
Chengelpet, Kancheepuram District
Chennai 603 002
Tel: 91 44 4741 1111
Fax: 91 44 4741 5151

Gurgaon
Infosys Limited, 7th Floor, Tower-B
Unitech Cyber Park, Gurgaon 122 001
Tel: 91 124 392 2000
Fax: 91 124 400 4356

Hyderabad
Survey No. 210, Manikonda Village
Lingampally, Rangareddy (Dist.)
Hyderabad 500 032
Tel: 91 40 6642 0000
Fax: 91 40 2300 5223

SEZ Survey No. 41(pt), 50(pt)
Pocharam Village
Singapore Township PO
Ghatkesar Mandal, Rangareddy District
Hyderabad 500 088
Tel: 91 40 4060 0000
Fax: 91 40 6634 1356

Jaipur
3rd and 4th Floor of Building
No. 1 Plot No. IT-A-001-A1
Mahindra World City (SEZ)
Village Kalwara, Tehsil Sanganer
Ajmer Road District Jaipur, Rajasthan
Tel: 91 141 395 6000
Fax: 91 141 395 6100

Mangalore
Kuloor Ferry Road,
Kottara, Mangalore 575 006
Tel: 91 824 245 1485
Fax: 91 824 245 1504

Kamblapadavu
Kurnad Post, Pajeeru Village
Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel: 91 824 223 4701
Fax: 91 824 228 4491

Mumbai
85, 'C' Mittal Towers, 8th Floor,
Nariman Point, Mumbai 400 021
Tel: 91 22 2284 6490
Fax: 91 22 2284 6489

Mysore
No. 350, Hebbal Electronics City
Mysore 570 027
Tel: 91 821 240 4101
Fax: 91 821 240 4200

No. 347 A, Hebbal Electronics City
Mysore 570 027
Tel: 91 821 240 4101
Fax: 91 821 240 4200

Pune
Plot No. 1, Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi,
Pune 411 057
Tel: 91 20 2293 2800
Fax: 91 20 2293 2832

Plot No. 24 / 2, Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel: 91 20 398 2700
Fax: 91 20 398 2800

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel: 91 471 398 2222
Fax: 91 471 270 0889

Plot No. 1, Technopark Campus II
Attipara Village,
Thiruvananthapuram 695 581
Tel: 91 471 398 2222
Fax: 91 471 270 0889

North America

Canada

Calgary
Suite 1000, 888, 3rd Street SW
Bankers Hall, West Tower,
Calgary, AB T2P 5C5
Tel: 1 403 444 5494 / 6896
Fax: 1 403 444 6699

Montreal
1000 de la Gauchetiere Street West
Suite 2400, Montreal QC,
Canada H3B 4W5
Tel: 1 514 448 2157 / 7471
Fax: 1 514 448 5101

Toronto
5140 Yonge Street
Suite 1400 Toronto
Ontario, M2N 6L7
Tel: 1 416 224 7400
Fax: 1 416 224 7449

United States

Atlanta
3200 Windy Hill Road, Suite 100-W,
Atlanta, GA 30339
Tel: 770 799 1958
Fax: 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue WA 98008
Tel: 1 425 256 6200
Fax: 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200
Bentonville, AR 72712
Tel: 1 479 271 4600
Fax: 1 479 271 4601

Bridgewater
400 Crossing Boulevard, Suite 101,
Bridgewater, NJ 08807
Tel: 1 908 450 8200
Fax: 1 908 450 8201

Charlotte
401 North Tyon Street,
10th Floor, Charlotte NC 28202
Tel: 1 704 998 5300
Fax: 1 704 998 5301

Delaware
1000 N West Street, Suite 1200
Wilmington, DW 19801
Tel: 302 295 4800
Fax: 302 295 4801

Hartford
95 Glastonbury Blvd., Somerset Square
Glastonbury, CT 06033
Tel: 1 860 494 4139
Fax: 1 860 494 4140

Houston
6002 Rogerdale Road,
Suite 550, One Oak Park
Houston, TX 77072
Tel: 1 281 454 0300
Fax: 1 281 454 0301

Jacksonville (Regus)
841 Prudential Drive
12th Floor Jacksonville, FL 32207
Tel: 904 371 1900
Fax: 904 371 1901

Lisle
2300 Cabot Drive
Suite 250, Lisle IL 60532
Tel: 1 630 482 5000
Fax: 1 630 505 9144

Milwaukee
10850 West Park Plaza
Suite 800, Milwaukee, WI 53224
Tel: 414 353 4888
Fax: 414 353 3101

Minneapolis
80 South, 8th Street, Suite 900,
Minneapolis, MN 55402
Tel: 1 612 349 5258
Fax: 1 510 248 2022

Newark
7707 Gateway Blvd.,
Suite 110, Newark, CA 94560
Tel: 1 510 742 3000
Fax: 1 510 742 3090

New York
630 Fifth Avenue, Suite 1600
Rockefeller Center, New York, NY 10111
Tel: 1 646 254 3100
Fax: 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200, Phoenix, AZ 85029
Tel: 1 480 655 3598
Fax: 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel: 1 469 229 9400
Fax: 1 469 510 3858

Global presence – Infosys Limited *(contd.)*

Quincy
Two Adams Place, 19-23, Granite Street
Braintree, Quincy, MA 02169
Tel : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston, VA 20190
Tel : 1 703 234 3798
Fax : 1 703 234 3701

Southfield
3000 Town Center, Suite 2850,
Southfield, MI 48075
Tel : 1 248 603 4300
Fax : 1 248 208 3315

South Africa

Johannesburg
West Towers, 2nd Floor
Maude Street, Sandton
Johannesburg, 2195, South Africa
Tel : 27 0 11 881 5600
Fax : 27 0 11 881 5611

Global presence – Subsidiaries of Infosys Limited

Edgeverve Systems Limited

India

Bangalore
Plot no. 44, Electronics City
Hosur Main Road, Bangalore 560 100
Tel : 91 80 3952 2222
Fax : 91 80 2852 1300

Infosys Americas, Inc.

United States

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel : 1 469 229 9400
Fax : 1 469 229 9598

Infosys BPO Limited

Australia

Melbourne
Level 5, 818, Bourke Street
Docklands VIC 3008
P. O. Box 528, Collins Street West
Melbourne VIC 8007
Tel : 61 3 9860 2000
Fax : 61 3 9860 2999

Canada

Toronto
5140, Yonge Street
Suite 1400, Toronto ON M2N 6L7
Tel : 416 224 7400
Fax : 416 224 7449

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel : 91 80 2852 2405
Fax : 91 80 2852 2411

Salarpuria Infozone
Wing A, No. 39 (P) 41 (P) and 42 (P)
Electronics City, Hosur Road,
Bangalore 560100
Tel : 91 80 4067 0035
Fax : 91 80 4067 0034

27, SJR Towers,
Bannerghatta Road, J. P. Nagar
III Phase, Bangalore 560 078
Tel : 91 80 5103 2000
Fax : 91 80 2658 8676

Chennai
Unit of Ramanujam IT city SEZ
Hardy towers, 3rd and 4th floor
TRIL Infopark Ltd,Taramani
Rajiv Gandhi Salai (OMR),
Chennai 600113
Tel : 91 44 6685 5111
Fax : 91 44 6685 5107

Gurgaon
7th floor Tower A, B and C
Building No. 6, DLF Cyber City
Developer Limited
Special Economic Zone
Sector 24 and 25 DLF PH-3, Gurgaon
Tel : 91 124 4583 700
Fax : 91 124 4583 701

Jaipur
IT-A-001
Mahindra World City
Special Economic Zone
Village Kalwara, Tahsil Sanganer,
Jaipur 302 029
Tel : 91 141 3956 000
Fax : 91 141 3956 100

Pune
Plot No. 24 / 3
Rajiv Gandhi Infotech Park,
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel : 91 20 4023 2001
Fax : 91 20 3981 5352

Plot No. 24 / 2
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel : 91 20 2293 2800
Fax : 91 20 2293 4540

Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel : 91 20 2293 2900
Fax : 91 20 2293 4540

Philippines

Metro Manila
2nd and 3rd Floor, Trade Hall Metro
Market, Bonifacio Global City,
Fort Bonifacio Taguig City,
Metro Manila, Philippines
Tel : 632 729 1111
Fax : 632 729 1111

Muntinlupa City
5th, 6th, 7th and 12th Floor
Site 3, Vector 2 Building, Northgate
Cyberzone, Filinvest Corporate City,
Alabang, Muntinlupa City, Philippines
Tel : 632 823 0000
Fax : 632 823 0000

United Kingdom

London
14th Floor, 10 Upper Bank Street
Canary Wharf, London E14 5NP
Tel : 44 20 7715 3388
Fax : 44 20 7715 3301

The Netherlands

Eindhoven
Vredeoord 105
Verdieping 4, Vleugel B
5621 CX Eindhoven,
The Netherlands
Tel : 31 4023 21100

United States

Atlanta
3200 Windy Hill Road, Suite 100-W
Atlanta, GA 30339
Tel : 770 799 1958
Fax : 770 799 1861

Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater, NJ 08807
Tel : 1 908 450 8209
Fax : 1 908 842 0284

Milwaukee
1515 N River Center Drive, Suite 250
Milwaukee, WI 53212
Tel : 414 914 9400
Fax : 414 914 9401

Costa Rica

San Jose
Building N Piso 2, Forum 2, Lindora
Santa Ana San Jose, 10901, Costa Rica
Tel : 506 2205 1201
Fax : 506 2205 1299

Infosys Public Services, Inc.

United States

Rockville
Suite 505, Three Irving Center
800, Kingfarm Boulevard
Rockville, MD 20850
Tel : 301 354 8600
Fax : 301 353 8601

Infosys Tecnologia do Brasil Ltda

Brazil

Nova Lima
Rua Da Paisagem, 220
Edifício Lumiere Place, Andares : 5 E 6,
Bairro Vila Da Serra, Nova Lima,
Minas Gerais, CEP 34 000-000, Brazil
Tel : 55 31 3306 8900
Fax : 55 31 3306 8901

São Paulo
Rua Quintana, nº 887,
3o. Andar, São Paulo,
SP - CEP : 04569-011
São Paulo, Brazil
Tel : 55 11 3198 4400
Fax : 55 11 5102 3776

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Infosys Technologies Australia Pty. Limited

Brisbane
Level 14, 116 Adelaide Street
Brisbane QLD 4000
Tel : 61 7 3231 9800
Fax : 61 7 3231 9899

Melbourne
Level 4 & 5, 818 Bourke Street
Docklands VIC 3008,
P. O. Box 528
Collins Street,
West Melbourne VIC 8007
Tel : 61 3 9860 2000
Fax : 61 3 9860 2999

Perth
Level 18, Central Park Building
152-158 St. Georges Terrace,
Perth WA 6000
Tel : 61 8 9288 1750
Fax : 61 8 9288 1753

Sydney
Level 3 & 10, 77 Pacific Highway
North Sydney NSW 20060,
P. O. Box 1885,
Tel : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies (China) Co. Limited

Beijing
Unit 1501,Central Tower
China Overseas Plaza,
No. 8 GuanghuaDongli,
Jianguomenwai Avenue,
Chaoyang District, Beijing, China
Tel: 8610 5733 5000
Fax: 8610 5733 5001

Dalian
10 / F, Ascendas Software Park Phase 2
No. 7, Hui Xian Yuan,
Dalian Hi-tech Industrial Zone,
Dalian 116025, China
Tel: 86 411 3998 1001

Hangzhou
Bldg. A2, Binjiang intelligence port
No. 301 Binxing Road,
Binjiang District, Hangzhou 310052
Tel : 86 571 8793 0011
Fax: 86 571 8793 0001

Nanjing
Room 1807
No. 281 North Zhongshan Road,
Nanjing, China

Shanghai
Bldg A, No. 6, Lane 3158
Long Dong Avenue,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel: 86 21 5884 3000
Fax: 86 21 5884 3001

Infosys Technologies (Shanghai) Co. Limited

Shanghai
Room 401, 501, Building 5
No. 555 Dong Chuan Road,
Min Hang District, Shanghai, China
Tel: 86 21 5884 3000
Fax: 86 21 5884 3001

Infosys Technologies (Sweden) AB

Sweden

Östersund
Regus Östersund,
Stortorget 2-4, 831 30, Östersund,
Sweden

Linköping
Regus Linköping,
Teknikringen, 8, 583 30, Linköping,
Mjardevi, Sweden

Infosys Technologies S. de R. L. de C. V.

Mexico

Monterrey
Corporativo Santa Maria
Boulevard Diaz, Ordaz Numero 130,
16th Floor, Col Santa Maria
Monterrey, Mexico CP 64650
Tel : 521 81 8850 9300
Fax: 521 81 8850 9301

Mexico City
Citi Center Building, Avenida
Insurgentes Sur,
No. 1602, 12th Floor,
Colonia Crédito Constructor Mexico
Distrito Federal, Mexico CP 03940
Tel : 52 55 1719 3100
Fax: 52 55 1719 3100

Lodestone Holding AG

Switzerland

Zurich
Obstgartenstrasse 27, Kloten
Postfach 201, 8058 Zurich
Switzerland
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Subsidiaries of Infosys BPO Limited

Infosys BPO s.r.o

Czech Republic

Brno
Holandka 9, 63900, Brno
Tel: 420 542 212406
Fax: 420 543 236349

Infosys BPO Poland Sp. z o.o.

Poland

Łódź
Pomorska 106A, 91 402 Łódz
Tel: 48 42 278 15 00
Fax: 48 42 278 15 01

Infosys BPO S. de R.L. de C.V.

Mexico

Monterrey
16 Santa Maria Monterrey,
Monterrey Nuevo Leon 64650
Mexico

Infosys McCamish Systems LLC

United States

Atlanta
6425 Powers Ferry Road
3rd Floor, Atlanta, GA 30339
Tel : 1 770 690 1500
Fax : 1 770 690 1800

Des Moines
500 SW 7th St Suite 200
Des Moines, IA 50309
Tel : 1 515 365 1236
Fax : 1 515 365 0236

Portland Group Pty. Limited

Australia

Brisbane
L18, Brisbane Club Tower
241 Adelaide Street,
Brisbane QLD 4000 Australia
Tel: 61 7 3009 8100
Fax: 61 7 3009 8123

Melbourne
Suite 602, 10 Yarra Street
South Yarra VIC 3141 Australia
Tel : 61 3 8825 3899
Fax: 61 3 8825 3898

Perth
Level 1, 99 St Georges Terrace
Perth WA 6000 Australia
Tel : 61 8 9254 9313
Fax: 61 8 9254 9388

Sydney
Level 8, 68 Pitt Street
Sydney NSW 2000 Australia
Tel : 61 2 9210 4399
Fax: 61 2 9210 4398

Subsidiary of Portland Group Pty. Limited

Portland Procurement Services Pty. Limited

Sydney

Level 8, 68 Pitt Street
Sydney NSW 2000 Australia
Tel : 61 2 9210 4399
Fax : 61 2 9210 4398

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Subsidiaries of Lodestone Holding AG

Lodestone Management Consultants GmbH

Austria

Vienna
Enenkelstrasse 26
1160 Vienna
Austria

Lodestone Management Consultants AG

Switzerland

Zurich
Obstgartenstrasse 27,
Kloten, Postfach 201,
8058 Zurich, Switzerland
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Basel
Innere Margarethenstrasse 5
5th floor 4051 Basel, Switzerland
Tel: 41 61 204 45 45
Fax: 41 61 204 45 00

Lodestone Management Consultants SAS

France

Paris
153, Boulevard Haussmann
75008 Paris, France

Lodestone Management Consultants GmbH

Germany

Garching
Parkring 2, 85748 Garching b.
München, Germany
Tel: 49 89 30 76 67 60
Fax: 49 89 30 76 67 6-99

Frankfurt
Bockenheimer Landstrasse 2-4,
Opernturm, 60306 Frankfurt am Main,
Germany
Tel: 49 69 269 566 100
Fax: 49 69 269 566 200

Lodestone Management Consultants Pty. Limited

Australia

Melbourne
Level 12,
459 Little Collins Street
Melbourne
VIC 3000, Australia
Tel: 61 3 9606 2700

Sydney
Level 10, 77 Pacific Highway
PO Pox 1885,
North Sydney NSW 2060, Australia
Tel: 61 2 8912 1500
Fax: 61 2 8912 1555

Lodestone Management Consultants BV

The Netherlands

Utrecht
Winthontlaan 200, 3526 KV Utrecht
P.O. Box 85183, 3508 AD Utrecht,
The Netherlands
Tel: 31 30 750 8998
Fax: 31 30 289 8560

Lodestone Management Consultants sp. z .o.o.

Poland

Wrocław
ul. Klecinska 125,
54-413 Wroclaw, Poland
Tel: 48 71 798 57 10
Fax: 48 71 798 57 11

Lodestone Management Consultants Portugal Unipessoal LDA

Portugal

Lisboa
Rua Rodrigo da Fonseca 82,
2° Esquerdo, 1250-193 Lisboa
Portugal

Hafner Bauer & Odman GmbH

Switzerland

Zurich
Obstgartenstrasse 27, Kloten
Postfach 201, 8058 Zurich
Switzerland
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Lodestone Management Consultants (Belgium) S. A.

Belgium

Brussels
Industriepark Dobbelenberg
Metrologielaan 10,
1130 Brussels, Belgium
Tel: 32 2 609 55 30
Fax: 32 2 609 55 40

SC Lodestone Management Consultants S.R.L.

Romania

Bucharest
12D Samuil Vulcan Street
5th District, Building A, Bucharest,
Romania
Tel: 40 21 202 31 36
Fax: 40 21 202 31 00

Lodestone Management Consultores Ltda

Brazil

São Paulo
Rua Quintana, n° 887,
3o. Andar, São Paulo,
SP - CEP: 04569-011, São Paulo, Brazil
Tel: 55 11 5102 4252
Fax: 55 11 5102 3776

Lodestone Management Consultants China Co., Ltd.

China

Shanghai
Room 2301, Lu Jia Zui Plaza,
1600 Century Avenue, Pu Dong District,
Shanghai 200122, China
Tel: 86 21 6035 5200
Fax: 86 21 6035 5211

Lodestone Management Consultants Inc.

United States

Atlanta
5 Concourse Parkway, Suite 3048
Atlanta, GA 30328, U.S.
Tel: 1 770 391 2100
Fax: 1 770 391 2101

Lodestone Management Consultants s.r.o.

Czech Republic

Prague
Klimentská 46, 110 02 Prague 1
Czech Republic
Tel: 420 222 191 211
Fax: 420 222 191 200

Lodestone Management Consultants S.R.L.

Argentina

Buenos Aires
Avenida Leandro N. Alem 518
2nd floor
Ciudad Autonoma de Buenos Aires,
C1001AAO, Argentina
Tel: 54 11 5556 5739 / 40
Fax: 54 11 5556 5901

Lodestone Management Consultants Ltd.

United Kingdom

London
14th Floor, 10 Upper Bank Street,
Canary Wharf, London E14 5NP,
United Kingdom
Tel: 44 20 7715 3300
Fax: 44 20 7715 3301

Lodestone Management Consultants Pte Ltd.

Singapore

Level 43, Unit 02, Suntec Tower 2
9 Temasek Boulevard
Singapore 038989
Tel: 65 6572 84 00
Fax: 65 6572 84 05

Subsidiary of Lodestone Management Consultants AG

Lodestone Augmentis AG

Switzerland

Basel
Innere Margarethenstrasse 5
5th floor 4051 Basel, Switzerland
Tel: 41 61 204 45 45
Fax: 41 61 204 45 00

Creative concept and design by Communication Design Group, Infosys Limited.

www.infosys.com

To read the report online:
http://www.infosys.com/AR-2014

The Annual Report is printed on 100% recycled paper certified by the UK-based National Association of Paper Merchants (NAPM) and Germany-based Blue Angel.